12026513

2011 Annual Report

CYMER®

Dear Fellow Stockholders,

2011 was a year of significant accomplishment for Cymer. OnPulse® coverage expanded and our Installed Base Products (IBP) continued to deliver ongoing value enhancement to our customers' light sources. Our deep ultraviolet (DUV) market position continued to strengthen as customers selected our XLR600ix for their advanced lithograph processes. In extreme ultraviolet (EUV), significant challenge remains, but notable progress was made as we completed installation of several 3100 sources at multiple chipmaker locations and received a sizeable order for 3300 source delivery. TCZ also received multiple orders for silicon crystallization tools in support of display maker production of advanced liquid crystal and OLED displays. Although DUV light source demand softened in the second half of the year, 2011 was a year of record revenue coupled with strong profits and operating cash flows.

Installed Base Products
We continued to increase the productivity and customer value of our installed light sources, with overall uptime exceeding our performance targets. Early in 2011, we purchased eDiag Solutions, which provides software for lithography source performance data mining and analytics, and integrated this technology into our most advanced DUV OnPulse® product offerings. We introduced four new advanced DUV OnPulse® enhancements: Focus Drilling, iGLX™, OnPulse™ Plus and SmartPulse™. Collectively, we believe these product introductions will contribute to increased operational efficiency and improved availability of our customers' light sources, and they reinforce our commitment to deliver ongoing value enhancement.

During the year, we also added 382 light sources to OnPulse®, which now accounts for greater than 80 percent of all pulses and has been adopted by all top ten chipmakers globally. Our IBP business represents approximately 60 percent of total Cymer revenue and has grown steadily over the last several years, and with the recent and planned expansion of data products and enhancements coupled with our plan to extend OnPulse® to EUV and TCZ, we believe that IBP is well positioned for continued long-term growth.

Deep Ultraviolet
Our DUV market position continued to strengthen in 2011 due to the demonstrated performance and reliability of our ArF immersion light sources, which were instrumental towards helping chipmakers meet their advanced production requirements. We estimate that at the end of the fourth quarter of 2011, our rolling four quarter DUV installed value market share was approximately 70 percent. We also estimate that our rolling four quarter ArF immersion installed value market share was approximately 80 percent, which represents a 20 percentage point increase as compared to 2010. We believe we are competitively well positioned for 2012.

Extreme Ultraviolet
Chipmaker demand for EUV continues to be strong, as we believe EUV technology is the best path toward enabling Moore's law and scaling of semiconductors with features 22nm wide or smaller. To date, we have built eight 3100 sources, five of which are installed and exposing wafers at chipmakers, and one source is at ASML for NXE:3100 scanner development. Two remaining sources are located at our San Diego headquarters and are being actively used for EUV power upgrade and subsystem reliability testing. Our EUV performance development efforts have been focused on the key performance parameters of power, dose stability and collector lifetime. We are tracking significantly behind our original source performance roadmaps, as this is a very challenging and previously unrealized technology, but we believe we have made steady and significant progress recently in all these areas. In particular, engineering improvements to droplet generators for improved predictability and reliability, and collector protection improvements to provide longer collector lifetime have contributed to increased 3100 source availability at chipmakers. In the fourth quarter of 2011, we were pleased to receive customer acceptance on three of the six 3100 sources shipped to date. We also began production of EUV 3300 sources, in fulfillment of the initial order we received from ASML, valued at over $200 million dollars.

In 2011, we significantly increased our EUV investment, resource levels and manufacturing capability. We believe we are extending our EUV competitive leadership, and that the initial and sizeable order we received in support of 3300 source demand validates our increased investment in this future technology.

TCZ

Our TCZ product group increased its market penetration, receiving multiple orders in early 2011. In the second half of the year we shipped our first Gen 5 system to a large Asian panel maker and began manufacturing additional Gen 5 and Gen 4 systems. These orders included options for additional Gen 4 and Gen 5 systems. The tools are planned to be used by display makers for the production of advanced liquid crystal displays that are targeted for applications such as high-end smart phones and tablets. In support of our backlog of orders, we will continue our focus on ramping our TCZ manufacturing and support capabilities.

Looking Ahead

As we enter 2012, we believe our IBP business will continue its successful growth trend, driven by increased ArF pulses, installed base growth and the proliferation of DUV light source product enhancements. We expect that chipmaker investment in 2x nm and below manufacturing capacity will be the primary driver of DUV light source demand. We will continue to invest in EUV development resources, manufacturing capacity and field support. We view 2012 as a pivotal year towards advancing power and performance for EUV sources and meeting the initial EUV 3300 source demand. Our priorities in 2012 are: successful EUV development and commercialization; continued DUV market competitiveness; extended delivery of OnPulse® value and reliability; and development and manufacturing of TCZ silicon crystallization tools to fulfill demand and secure additional orders in support of advanced display manufacturing.

This is an exciting period for Cymer. In our view, there are an unprecedented number of technology inflections that present opportunities for us to collaborate more closely with our customers and increase our share of the market. We believe the creativity and hard work of our employees is helping to enable our customers' success, and our customers' drive towards continued technology leadership further positions Cymer as a driver of lithography light source solutions and innovator of display fabrication equipment. These trends provide a unique platform for us to extend our technology leadership, grow the company and create value for our stockholders.

Thank you for supporting our company and our vision.

Sincerely,

Robert P. Akins
Chairman of the Board and
Chief Executive Officer

Edward J. Brown, Jr.
President and
Chief Operating Officer

March 27, 2012

Forward-Looking Statements
Statements in this letter that are not strictly historical in nature are forward-looking statements. These statements include, but are not limited to, statements regarding our investment in, improvements to and development and manufacturing of our extreme ultraviolet sources and flat panel display technologies; improvements in our technical and operational capabilities; demand for our products; the timing and rate of market adoption of our products; our future growth, revenue, pulse value and gross pulses; and our future focus and priorities, and may contain words such as "believe," "anticipate," "expect," "intend" and words of similar meaning. These statements are predictions based on current information and our expectations and involve a number of risks and uncertainties. The underlying information and our expectations are likely to change over time. Actual events or results may differ materially from those projected in any of such statements due to various factors, including, among others, those contained under the caption "Risk Factors" in our Annual Report on Form 10-K. The forward-looking statements contained in this letter speak only as of the date of this letter. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

Corporate Headquarters

17075 Thornmint Court
San Diego, California
United States
Tel: +1-858-385-7300
Fax: +1-858-385-7100
www.cymer.com

Directors

Robert P. Akins
Chairman and Chief Executive Officer, Cymer, Inc.

Charles J. Abbe
Former President and Chief Operating Officer, JDS Uniphase Corporation

Edward H. Braun
Chairman, Veeco Instruments, Inc.

Michael R. Gaulke
Chairman, Exponent, Inc.

William G. Oldham, Ph.D.
Professor Emeritus Department of Electrical Engineering and Computer Science, University of California, Berkeley

Eric M. Ruttenberg
Co-Managing Member of the General Partner of Tinicum Capital Partners II, L.P.

Peter J. Simone
Consultant

Young K. Sohn
Senior Advisor, Inphi Corporation

Jon D. Tompkins
Former Chairman, KLA-Tencor Corporation

Officers

Robert P. Akins
Chairman of the Board and Chief Executive Officer

Edward J. Brown, Jr.
President and Chief Operating Officer

Paul B. Bowman
Senior Vice President, Chief Financial Officer and Secretary

Karen K. McGinnis
Vice President, Corporate Controller and Chief Accounting Officer

Thomas J. Bondur
Vice President, Global Sales and Marketing

Additional Information

Independent Registered Public Accounting Firm
KPMG LLP
San Diego, CA

Counsel
Cooley LLP
San Diego, CA

Transfer Agent and Registrar
American Stock Transfer and Trust Company
89 Maiden Lane
New York, NY 10038
Tel: +1-800-937-5449

Direct Inquiries to:
Cymer Investor Relations
Tel: +1-858-385-6097
+1-858-385-5489
Fax: +1-858-385-6090
Email:
investorinfo@cymer.com

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CYMER®

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

FORM 10-K

APR 12 2012

Washington, DC
123

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 0-21321

CYMER, INC.
(Exact name of registrant as specified in its charter)

Nevada	**33-0175463**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
17075 Thornmint Court, San Diego, CA	**92127**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 385-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price of $49.51 for shares of the registrant's common stock on June 30, 2011 as reported on the NASDAQ Global Select Market, was $1,172,629,547. The registrant has no non-voting common stock. In calculating such aggregate market value, shares of common stock owned of record or beneficially by officers or directors, and persons known to the registrant to own more than ten percent of the registrant's voting securities were excluded because such persons may be deemed to be affiliates. The registrant disclaims the existence of control or any admission thereof for any other purpose. As of February 8, 2012, there were 30,814,882 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated by reference in Part II (Item 5) and Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K: portions of registrant's definitive proxy statement for its annual meeting of stockholders to be held on May 22, 2012 which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2011.

CYMER, INC.

2011 Annual Report on Form 10-K

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this Annual Report on Form 10-K that are not strictly historical in nature are forward-looking statements. These statements include, but are not limited to: references to the outlook for the semiconductor industry and us; expected timelines for the adoption of new photolithography, extreme ultraviolet and display technologies by customers; expected domestic and international product sales and development; our research and development activities and expenditures; the development and intended commercialization of our extreme ultraviolet sources and commercialization of our silicon crystallization technologies; adequacy of our capital resources and investments; effects of business cycles in the semiconductor business; our competitive position; and our relationships with customers and third-party manufacturers of our products. These statements also may contain words such as "believes," "anticipates," "expects," "plans," "intends" and words of similar meaning. In addition, statements regarding backlog and book-to-bill ratios should not be read as predictions or projections of future performance. Forward-looking statements are predictions based on current information and our expectations, and involve a number of risks and uncertainties. The underlying information and our expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those contained under the caption "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Forward-looking statements herein speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence means that actual events are bearing out as expressed or implied in such forward-looking statements.

Cymer, XLR, XLA, XL, OnPulse, OnPulse Plus, SmartPulse, TCZ, and all other Cymer product or service names used herein, are either registered trademarks or trademarks of Cymer, Inc. Other marks mentioned herein, if any, are the property of their respective holders.

PART I

Item 1. Business

Overview

We are the world's leading supplier of light sources used in the photolithography process for semiconductor, or chip manufacturing. We provide state-of-the-art light sources designed to help enable the performance of leading edge wafer steppers and wafer scanners built by lithography tool manufacturers. We currently supply deep ultraviolet ("DUV") light sources to our lithography tool manufacturer customers, ASML Holding N.V. ("ASML"), Canon, Inc. ("Canon") and Nikon, Corp. ("Nikon"), who integrate our light source into their wafer steppers and scanners which they then provide to chipmakers. We provide installed base products in support of our chipmaker customers, who use our light sources in their advanced wafer patterning production processes. In addition, we provide comprehensive support products for our installed base of light sources to the lithography tool manufacturers as well as directly to chipmakers, which include all of the world's largest semiconductor manufacturers. Our light sources constitute a substantial majority of all DUV light sources incorporated in lithography stepper and scanner tools at chipmakers worldwide. As a result, the majority of consumer electronics devices manufactured in the last several years contain a semiconductor manufactured using our light sources. We are continuing to invest in the development of extreme ultraviolet sources ("EUV") for chip manufacturing. Our EUV sources are still under development and not yet capable of supporting the commercial production of integrated circuits; however, we have shipped six EUV 3100 pilot sources to date and, in 2011, we received customer acceptance and recorded revenue for three of these sources. We also received orders for our next generation EUV 3300 sources, which we expect to start shipping in 2012.

Our TCZ reporting segment develops, integrates, markets and supports silicon crystallization tools used in the manufacture of different types of displays, including high-resolution low temperature poly-silicon liquid crystal displays ("LTPS – LCD") and organic light emitting diode ("OLED") displays. To-date we have shipped four TCZ tools, and received customer acceptance for two TCZ tools for display fabrication. We have received additional orders for TCZ tools, and we plan to record revenue associated with these tools when customer acceptance is received.

Cymer, Inc. was incorporated in California in 1986 and reincorporated in Nevada on July 12, 1996. Our headquarters is in San Diego, California, where we design, develop and manufacture our light sources and the majority of our replacement parts. To provide better support to our customers located outside of the United States, we maintain a replacement parts refurbishment facility and field service office in South Korea, and field service and support offices in China, Japan, the Netherlands, Singapore and Taiwan. We also maintain a field service office in the United States to support our installed base of light sources located at our United States-based chipmaker customers.

Financial Information about Segments and Geographic Areas

Financial information regarding our segments and the geographic areas where we operate is contained in Note 16 to our Consolidated Financial Statements included in Part II, Item 8 of this report.

Industry Background

The highly cyclical nature of the semiconductor industry is driven by demand for consumer electronic devices that contain semiconductor chips. The complexity of these chips has increased dramatically due to the demand for more sophisticated electronic devices that can provide more functionality, such as smart phones with internet and video capability, tablets and notebook computers that can download and play movies, automotive products, and advanced game consoles that are capable of driving the rapid action and vivid graphics that characterize today's increasingly realistic and interactive video games. Additionally, there is growing consumer demand for this increased functionality to be available virtually everywhere, through wireless connectivity. These advances have been achieved without the devices increasing in size, and generally without significant increase in price, because chipmakers have been able, over the years, to make each generation of chips with smaller features and finer circuitry than the previous generation. "Moore's Law", first observed by Intel Corporation co-founder and former chairman Gordon E. Moore is well-known and widely used in the semiconductor industry to describe the advancement in semiconductor device technology. The semiconductor industry operates to this model, which requires chip makers to pack transistors more tightly with every new generation of chips, shrinking the size of transistors. Smaller transistors mean that semiconductor lithography machines must be able to print finer features with every new generation of chips. Semiconductor equipment suppliers have partnered with their chipmaker customers to enable the features on the chip to continue to shrink. Photolithography is one of the key technologies that enables this process to continue.

The basic building block of semiconductor technology is a thin, flat, round disc of pure silicon called a wafer, which is polished to a mirror-like finish. After polishing, the wafer must go through a complex manufacturing process that involves several hundred steps—all of which must be executed with extreme precision at the level of a few nanometers ("nm") (one nm is a billionth of a meter). Standard processes, such as photolithography, etch and deposition, are repeated many times on the wafer, resulting in a buildup of microscopic structures, consisting of more than a billion transistors. When the wafer processing is complete, a single wafer will contain hundreds of individual chips, which are then cut, tested, bonded onto lead-wire "legs," and then packaged in a ceramic or epoxy container.

The display industry continues to be driven by new applications, such as increasing use of smart phones, as well as ongoing expansion of traditional display markets such as laptops, tablets, and televisions. The display industry continues to introduce new capabilities, including better visual appeal such as three dimensional ("3D") displays, lower power consumption, reduced thickness, and lower cost. In addition to the established display technologies such as liquid crystal displays that are used in numerous products, new display technologies such as OLED are starting to enter the market.

The Lithography Process

Photolithography is a process that uses light to print, or pattern, the complex circuit patterns onto the wafer. The ability to pattern smaller circuits depends, to a great degree, on the wavelength of the light used in the photolithography process. A shorter wavelength of light can pattern circuitry with smaller critical dimensions ("CD"), which in turn allows the transistors that serve as circuit switches to be smaller, which allows more devices to be put on a chip and thus enables higher levels of functionality. Our DUV light sources provide an extremely pure beam of ultraviolet light. The short wavelength of DUV light enables the required resolution, depth of focus and CD control required to pattern semiconductor circuits.

A lithography tool projects light from the light source through an image of the circuitry pattern on a photomask or reticle. A reticle is a glass plate with a layer of chrome on one side, on which the negative of the circuit pattern is etched. The image of the circuitry is transferred by the light being projected through a reduction lens onto a small portion of the surface of the silicon wafer.

To print the projected optical pattern, the wafer is coated with a thin film of light-sensitive material, called photoresist. The light exposes the photoresist, which is then developed (somewhat like photographic film) to create a stenciled image pattern. Next, through a process called "etch", the unnecessary underlying material is selectively removed, creating an extremely fine circuit pattern. The wafer is inspected, particularly for pattern defects, any hardened residual photoresist is removed, and then the wafer is measured to make sure it meets predetermined specifications. Then the wafer surface is cleaned, generally by immersing it in acid, solvent, or deionized water. The process is repeated over multiple layers to build the electrical circuit structure. Depending on the type of chip being made, a total of 30 to 50 layers are patterned precisely over the first to complete the circuit fabrication, at which time the wafer is fully processed.

The light from these DUV sources is generated by mixing two gases—either krypton and fluorine ("KrF"), or argon and fluorine ("ArF")—inside a discharge chamber within the light source system. When a short electrical charge is applied to the gases, the gas atoms combine briefly to form a molecule known as an excited dimer, or "excimer." These gas molecules remain together for a few nano-seconds, and when they separate, produce an intense pulse of DUV light that is then purified and directed out one end of the light source to the lithography tool. Depending on the repetition rate of the laser, this procedure is repeated between 1,000 and 6,000 times per second (1,000 pulses per second equals one kilohertz ("kHz")).

EUV is an advanced form of lithography that uses extremely short wavelength (13.5 nm) light, mirrors and reflective photomasks to image circuit patterns onto the surface of semiconductor wafers. The chips produced with EUV light sources are expected to contain features 22 nm wide or smaller, and are projected to be as much as 100 times faster than, with 1,000 times the memory capacity of, today's most powerful computer chips. EUV lithography is viewed as the front runner for next generation critical dimension imaging after existing ArF 193 nm immersion lithography for layer patterning features 22 nm wide or smaller. NAND flash memory devices and dynamic random access memory ("DRAM") devices are expected to be early adopters of EUV technology.

Products and Support

Our products include DUV and EUV photolithography light sources, silicon crystallization tools used in the manufacture of displays and installed base products designed to cost-effectively deliver high levels of performance, availability, and reliability to enable our customers to achieve their production goals.

Photolithography Light Sources

Our DUV light sources include the most advanced ArF immersion light sources for use on the most critical process layers. Chipmakers also use our ArF and Krf light sources to fill out or balance their production lines or add capacity to their manufacturing facilities (also referred to as "fabs") for less critical layers. The extremely short wavelengths and highly narrowed bandwidths of our light sources work in concert with our lithography customers' steppers and scanners and their sophisticated lens systems to help enable the very fine feature resolution required for patterning today's most advanced semiconductor circuitry. In addition, the pulse energy and repetition rate of our light sources enable our chipmaker customers to achieve high throughput in wafer processing. We have designed our light sources to be reliable, easy to install and compatible with existing semiconductor manufacturing processes. Additionally, we offer focus drilling technology for certain of our ArF immersion light sources. Focus drilling provides up to two times improvement in the depth of focus on the wafer, which can positively impact chipmakers' yield.

Chipmaker demand for EUV light sources continues to be strong, as we believe EUV technology is the best path toward enabling Moore's Law and scaling of semiconductors with features 22nm wide or smaller. We have accelerated our rate of EUV source development, and are continuing to increase our investment in development resources, manufacturing capacity, and field support to fulfill EUV source demand.

Our Laser-Produced Plasma ("LPP") EUV light source is designed to provide scalable power that enables high volume manufacturing. Our LPP EUV source system consists of a high power, high repetition rate pulsed carbon dioxide laser, a beam delivery system, and a plasma vacuum vessel. The plasma vacuum vessel is complete with a droplet generator and collector, debris mitigation, and in-situ metrology to measure, monitor and control the system operation. The 13.5 nm wavelength is produced when a carbon dioxide laser pulse strikes small droplets of elemental tin in the plasma chamber. The laser heats the droplet of tin to the point of evaporation and super-heating to critical temperature, then the atoms shed their electrons and become highly ionized (i.e. a plasma). This causes the excited tin ions (the plasma) to emit light which is collected by a highly reflective mirror. The mirror reflects and directs the resulting 13.5nm wavelength energy and focuses it through an aperture and into the lithography system. The plasma chamber of the EUV source is directly coupled to the scanner system's vacuum chamber inside the scanner enclosure, requiring close coordination between the designs of our EUV source and the scanner produced by the lithography tool manufacturer. We are working closely with ASML, a lithography tool manufacturer and current customer for our EUV sources, and our key suppliers to drive execution to our power and performance roadmap. Our EUV sources are still under development and not yet capable of supporting the commercial production of integrated circuits; however, we have shipped six EUV 3100 pilot sources to date and, in 2011, we received customer acceptance and recorded revenue for three of these sources. We also received orders for our next generation EUV 3300 sources, which we expect to start shipping in 2012.

Revenues generated from sales of DUV light sources were approximately $208.3 million, $191.6 million and $68.9 million for 2011, 2010 and 2009, respectively. Revenues from sales of EUV sources were approximately $22.3 million for 2011. No revenue was generated from sales of EUV sources in 2010 or 2009.

Our current DUV light source product portfolio consists primarily of the following:

Product Series	Configuration	Gas	Wavelength	Application	Power	Repetition Rate
XLR 600ix	Dual Chamber Recirculating Ring	ArF	193 nm	Double Patterning/ Immersion	60W/ 90W	6 kHz
XLA 105	Dual Chamber	ArF	193 nm	Dry	40W	4 kHz
ELS-7010	Single Chamber	KrF	248 nm	Dry	30W/ 50W	4 kHz

XLR Series—193 nm ArF Immersion Light Sources. As chipmakers continue to reduce the feature sizes and shrink CDs on the wafer, they need to install the advanced tools required to enable patterning of the most critical layers. NAND flash memory and DRAM semiconductor manufacturers have been the most aggressive chipmakers in shrinking CDs, and have been driving demand for our most advanced light sources for ArF immersion lithography applications. DRAM manufacturers are in production with CDs at 45 nm. Currently, some chipmakers are in development of chip production with CDs of less than 32 nm. Leading edge semiconductor manufacturers in the memory, logic and foundry sectors have been developing ArF immersion extension down to CDs of 22 nm and implementing double-patterning technique, which means the increased demand for ArF immersion light sources could last for several years. The XLR Series is based on our dual discharge chamber master oscillator power amplifier ("MOPA") light source architecture, with a regenerative ring amplifier in place of the traditional power amplifier. Built on our XL universal platform, this product series offers a step function improvement in performance and cost of operation. Our XLR light sources are designed to enable our chipmaker customers to customize performance for specific applications through improved performance parameters and metrology options. Flexible power up to 90 watts ("W"), improved bandwidth stability and dose control enable higher CD control and yield, and this series offers longer pulse duration to extend the lifetime of the illuminator and lens, even at higher power levels. Cost of operation is reduced significantly through optical design and component robustness, leading to increased module lifetime. With active bandwidth stabilization and tuning capability, the XLR light sources offer improved bandwidth management for improved mask optical proximity correction matching and tool-to-tool matching, so customers can use multiple node mask sets in the same tool or the same mask in different tools. We sell primarily the XLR 600ix model of this series.

XLA Series—193 nm ArF Dry Light Sources. Though no longer considered leading edge technology, dry ArF lithography is still used to pattern a significant number of less-critical layers on wafers. Additionally, as CDs continue to shrink and drive demand for even finer resolution on the most critical layers, non-critical layers may be patterned with ArF dry scanners, which drives continued demand for these tools. Our XLA Series of ArF light sources was the first product series to be based on our dual-discharge chamber MOPA architecture. MOPA represented a paradigm shift in excimer laser architecture when it was introduced in 2003. The master oscillator creates a narrow bandwidth beam of light at low power. The beam then is directed into the power amplifier, where the power is increased significantly while maintaining the narrow bandwidth. This combination of bandwidth and power enabled our chipmaker customers to continue reducing CDs and increasing processing speeds, capacity and functionality of chips, while giving them the performance and cost advantages they need. Each product in the XLA Series is based on the XL universal platform, and we continue to sell the XLA 105 model of this series.

ELS 7010—248 nm KrF Dry Light Sources. We have been providing KrF light sources for volume chip production since 1996, when chipmakers required the adoption of DUV light sources in their fabs. Over the years, we have developed and sold a variety of increasingly powerful and productive KrF light sources. The 7000 Series is the first series that was designed and built on a common platform, enabling chipmakers to easily utilize the 193 nm wavelength produced by ArF and the 248 nm wavelength produced by KrF within the manufacturing environment. This "ease of use" feature was very important at the time because chipmakers were introducing ArF production into their fabs and the common platform simplified the introduction of this new technology. With a 4 kHz repetition rate and high output power, the 7000 Series provides our chipmaker customers with high wafer throughput and lower cost of operation by reason of advanced design and materials, and delivers a high level of tool availability to enable manufacturing efficiency and flexibility. Our bestselling light source of the series, the ELS-7010 is still in demand as chipmakers continue to prefer the higher power and narrower bandwidth offered by this system. In 2010, we introduced the ELS-7010x which allows customers to easily adjust power from 30 watts to 50 watts based on the changing wafer design requirements and production needs.

Legacy Light Sources. In addition to our current DUV product portfolio of light sources, we have numerous models of ArF and KrF light sources that have been superseded and are no longer in active production. However, these systems are still widely used by our customers and make up a substantial portion of our installed base of light sources. We continue to provide installed base products and maintain parts inventory for these systems.

Silicon Crystallization Tools

Our TCZ reporting segment develops, integrates, markets and supports silicon crystallization tools used in the manufacture of LTPS – LCD and OLED displays. The global display industry is driven by the high performance displays used in everyday consumer products, including televisions, smart phones, tablets, notebook computers and personal computer monitors. Consumer demand requires that displays of the future will need to be brighter, and have richer, more vivid colors, faster video capability, added functionality such as touch screen and scanning capability, wider viewing angles, and work well in sunlight and be more durable, all at a lower cost. To meet these growing market demands and advance the volume-production capabilities of displays, we developed an innovative production technology for fabricating displays.

Silicon crystallization is a key step in the manufacturing process for many types of high-resolution LTPS – LCD and OLED displays. A glass plate, coated with a thin film of amorphous silicon, is exposed to a high-power laser that converts the silicon into a poly-crystalline form, which is then used to create the pixel control circuit. Our silicon crystallization tool uses a 900W laser with advanced beam shaping optics to form a very narrow line focus that is 730 mm long, allowing a generation 4 size glass plate (730mm x 920mm) to be processed in a single pass. TCZ's latest product processes generation 5 size glass plates (1300mm x 1500mm) using two passes. This approach is designed to produce very uniform crystalline silicon material across the entire glass plate, which is needed to support the high-performance circuitry on the high-resolution LTPS – LCD and OLED that controls the picture elements, or pixels. We believe our silicon crystallization tools will deliver high throughput and panel uniformity and reduce the cost of silicon crystallization for display manufacturers.

We currently record TCZ revenue when we receive customer acceptance of our silicon crystallization tools. We have shipped four TCZ tools, and received customer acceptance for two TCZ tools for display fabrication. We have received additional orders for TCZ tools.

Revenues generated from TCZ silicon crystallization tools were approximately $2.8 million and $4.0 million for 2011 and 2010, respectively. No revenue was generated by TCZ in 2009.

Installed Base Products

We derive a substantial portion of our revenue from the sale of installed base products, which include replacement parts, various service and support offerings and upgrades to lithography tool manufacturers as well as directly to chipmakers.

Contracts and Service Agreements

We provide ongoing support to our customers through contracts and service agreements. Under these agreements, we provide comprehensive support products to maintain the equipment within specifications. Certain contracts include the replacement of consumable and non-consumable parts.

Our OnPulse contracts offer a comprehensive approach to enhancing light source productivity, offering our customers predictable light source running costs that scale directly with pulse utilization. We provide our OnPulse contract customers on-site support from certified service engineers and continuous real-time light source monitoring. Replacement parts and support are covered under the OnPulse contract, which facilitates cost savings for our customers as well as simplified order and asset management. We believe that our OnPulse contracts offer our customers many compelling benefits, and this product has been well-received by our customers.

In 2011, we introduced light source data offerings, OnPulse Plus and SmartPulse, as an enhancement to our OnPulse contracts. These data offerings provide real time light source performance data in a new user interface, supporting chipmaker needs to improve process control and the quality of wafers. Additionally, for our OnPulse customers, we offer our third generation Gas Lifetime eXtension (iGLX) control system for ArF immersion light sources. The value-added feature of iGLX is an improvement over previous generations of gas management systems, and is designed to double gas lifetime and automate gas optimization.

Revenues generated from contracts and service agreements were approximately $280.8 million, $225.1 million and $122.5 million for 2011, 2010 and 2009, respectively.

Replacement Parts and Refurbishment Activities

Our light sources incorporate certain modules and subassemblies that require replacement or refurbishment following extended operation, including, but not limited to, discharge chambers and certain optical components. We provide these and all other spare and replacement parts for our light sources to our customers. Customers not participating in a contract or service agreement pay for the parts and labor as the parts are replaced.

We conduct parts refurbishment and materials reclamation activities for some of our core modules. These activities involve arrangements with our customers where we sell a new part to the customer at a reduced sales price if the customer returns the consumed core module being replaced. These returned modules contain a certain amount of material, primarily metal components, that may be reused by us in future core assemblies. A portion of the module's sale price is related to the return of these consumed parts, and we record revenue based on the estimated fair value of the returned parts when we receive the returned modules from our customers. It has been our practice to continually improve the performance and extend the expected lifetimes of our replacement modules. The enhanced performance enables our customers to benefit from higher throughput and yield, while the extended lifetimes provide lower cost of operation. We continue to seek ways to add value for our customers and enable them to realize higher returns on their investment in light sources purchased from us.

Revenues generated from sales of replacement parts and refurbishment activities, including the receipt of reusable material contained within consumed assemblies returned from our customers, were approximately $80.0 million, $113.5 million and $116.2 million for 2011, 2010 and 2009, respectively.

Customers and End-Users

We currently supply light sources to ASML, Nikon, and Canon, lithography tool manufacturers who in turn supply their wafer steppers and scanners to chipmakers. We strive to maintain and strengthen our relationship with these lithography tool manufacturer customers by developing and providing compelling light source solutions in advance of their needs. We work closely with them to ensure that our product road map aligns with theirs, and that we can support each of them in a timely manner with the products required by our mutual chipmaker customers. We believe these efforts enhance our relationship with our lithography tool manufacturer customers and support our leadership position in the photolithography light source market.

We sell to customers in China, Europe, Japan, South Korea, Taiwan, the United States and other Asian countries. Our chipmaker customers include the world's leading semiconductor manufacturers.

The target customers for our silicon crystallization tools are manufacturers of high-resolution LTPS – LCD and OLED displays, and we work closely with select manufacturers to assure we are developing products that will ultimately reduce the cost of manufacturing displays of varying shapes and sizes.

Sales to ASML, Nikon, and Samsung accounted for 35%, 11% and 10%, respectively, of total revenue in 2011. We expect that sales of our light source and other related products to these three customers will continue to account for a substantial portion of our revenue in the foreseeable future. Additionally, all of our current revenue and orders for EUV 3100 and 3300 sources are from ASML. The loss of any significant business from or production problems for any one of these customers would harm our business and financial condition. We believe there is limited credit risk exposure for us with these companies as they continue to demonstrate sound credit worthiness. However, our ability to generate future revenue from them is dependent on their ongoing financial condition and liquidity.

Backlog

We base our light source production schedule upon order backlog as well as informal customer forecasts. Our backlog includes only those orders for light sources and replacement parts for which we have accepted a purchase order from a customer, and that will be delivered to the customer within the following twelve months. Our backlog does not include installed base products, service or support which will be provided to our customers in the future or under contracts. Timing of delivery can be affected by many factors, including factors that cannot be easily predicted or controlled. Because it is the practice in our industry that customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. At December 31, 2011, we had a DUV backlog, which includes light sources and replacement parts, of approximately $48.2 million compared with a DUV backlog of $63.6 million at December 31, 2010. In addition, at December 31, 2011, we had backlog of $23.5 million for EUV 3100 sources and $34.4 million for silicon crystallization tools.

Manufacturing

Our manufacturing activities, which consist of material management, assembly, integration and testing, are performed at our San Diego, California facility. This facility includes approximately 37,875 square feet of Class 10,000 cleanroom manufacturing and test space. Our San Diego facility also supports our EUV and silicon crystallization research, development and commercial production efforts. To better leverage our own resources, capitalize on the expertise of our key suppliers and respond more efficiently to our customers' needs, we outsource the manufacture of many modules and subassemblies of our light sources. The modular design of our light source products enables this manufacturing outsourcing strategy with substantially all manufacturing of nonproprietary subassemblies currently contracted to third-party suppliers. As a result, we are increasingly dependent upon these contract suppliers to meet our manufacturing schedules. We believe the highly outsourced content and design of our products allows for reduced manufacturing cycle times and increased output per employee. To improve current production efficiencies, control costs, and manage overall manufacturing capacity, we intend to continue training manufacturing personnel, improving our assembly and test processes to further reduce cycle time, investing in additional manufacturing tooling and further developing our supplier management and engineering capabilities.

In addition to our manufacturing facility in San Diego, we have a facility in South Korea that refurbishes discharge chambers for light sources installed in South Korea and the Asia-Pacific region. This facility includes 6,550 square feet of Class 10,000 cleanroom manufacturing space.

We purchase a limited number of components and subassemblies included in our light sources, installed base products and silicon crystallization tools from a single supplier or a small group of suppliers. To reduce the risk associated with these suppliers, we have supply agreements in place and carry strategic inventories of these components. Strategic inventories are managed as a percentage of anticipated future demand. Whenever possible, we work with secondary suppliers to qualify additional sources of supply. We also have vendor-managed inventory of critical components to further reduce the risk of a single supplier. In addition, we contract for the manufacture of various subassemblies of our products and depend on our contract manufacturers to deliver to our required specifications, schedule and quality standards. Some of our suppliers have specialized in supplying equipment or manufacturing services to semiconductor equipment manufacturers and, therefore, are susceptible to industry fluctuations and are subject to the same risks and uncertainties as we are regarding their ability to respond to changing market and global conditions. To date we have been able to obtain adequate components and subassemblies for our light sources, installed base products and silicon crystallization tools in a timely manner from existing suppliers.

Sales and Marketing

We strive to best serve and understand our manufacturer and chipmaker customers' performance and production needs. We work to ensure their understanding of the significant value-add our products offer. We have established product development and marketing and applications engineering teams who work closely with our customers to understand their needs. These teams support our direct sales and marketing efforts.

Support Services

We warrant our products against defects in design, materials, and workmanship. After a customer takes delivery of one of our new light sources or silicon crystallization tools, we provide product warranty support for the duration of the warranty. We also include a parts warranty on all replacements parts sold to our customers. The warranty coverage period varies by the type of part, since some part types include time-based warranty periods and others include usage-based warranty periods. We may offer a comprehensive contract to continue providing replacement products and support. We believe our success depends on enabling our customers to realize the highest possible return on their investment in our light sources and silicon crystallization tools. We provide our customers with on-site support at their facilities. Prior to shipment, our support personnel typically assist with customer site preparation and inspection. We also provide our customers with comprehensive information regarding product operation, maintenance, service, diagnostics and safety.

Our field engineers and technical support specialists provide field maintenance and front-line technical support for our customers from our San Diego headquarters, from our field offices located throughout the United States, and from our field offices located in China, Japan, South Korea, the Netherlands, Singapore, and Taiwan. To ensure that our customers receive replacement parts quickly and maintain the optimal level of productivity in their fabs, we maintain spares inventory at each of our field depot facilities per our customer support program. As our installed base of light sources and silicon crystallization tools grows, we believe it is critical that replacement parts, as well as our own logistics support organization, are available for quick response to the demands of our customers.

In order to provide the highly responsive and high quality support that our customers need to maximize their production efficiency, and provide it in a cost-effective manner, we maintain a highly-trained, service support staff that can provide rapid global support solutions. We continuously develop and enhance our direct support infrastructure in both our international and domestic markets. To achieve this level of capability and strive for continuous improvement, we recruit highly qualified field service personnel and provide additional training and certification.

Product Research and Development

Our product development strategy has been to develop in rapid succession technologically innovative new products that deliver superior performance with higher throughput and lower cost of operation to meet the continually evolving needs of our customers. We believe we must continue to anticipate our customers' future needs, and develop and introduce new and enhanced light source products in order to support our customers, as well as to strengthen our leadership position in the industry. Execution of our strategy has enabled us to offer our customers increasingly higher value-added light sources in advance of their needs, while establishing our position as the technology and market leader in our field. We are also developing enhancements to our products that will improve tool productivity for high volume memory manufacturing and provide new optical capabilities for process improvement in the foundry and logic sectors. We intend to continue developing and enhancing our technology in order to provide our customers with innovative products to help ensure their success. Our EUV source efforts have been recognized as leading the industry in the development and commercialization of critical next generation light source technology. We also continue to invest in the development of our silicon crystallization tools used in the manufacture of high-resolution LTPS – LCD and OLED displays.

We have historically devoted a significant portion of our financial resources to research and development, and intend to continue to maintain a strategic investment in our product research and development activities in connection with our development of new products. Research and development expenses for 2011, 2010 and 2009 were $130.6 million, $89.2 million and $65.8 million, respectively.

Patent and Other Property Rights

We seek to protect our intellectual property rights in a number of ways, one of which is to obtain patent protection for our technology. As of December 31, 2011, we own a number of United States and foreign patents covering certain aspects of technology related to light sources, piezoelectric techniques and silicon crystallization tools. Patents related to our source technologies and piezoelectric techniques will expire at various times through 2030, and patents related to our silicon crystallization tools will expire at various times through 2029.

We also rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential information. These methods, however, may not be effective in protecting our confidential information, particularly our trade secrets, because third parties may independently develop substantially the same proprietary information and techniques, gain access to our trade secrets, or disclose our technology.

We have registered a number of trademarks in the United States and in some other countries. We are also trying to register additional trademarks in the United States and in other countries. We use these trademarks in our business and advertising materials, which are distributed throughout the world.

Competition

We currently have one DUV light source competitor, Gigaphoton. Gigaphoton is a wholly owned subsidiary of Komatsu and is headquartered in Japan. Our lithography tool manufacturer customers have purchased products from Gigaphoton and have qualified Gigaphoton's DUV light sources for use with their products. Additionally, Gigaphoton's DUV light sources have been qualified by a number of chipmakers in Europe, Japan, other regions in Asia and the United States, and Gigaphoton has an installed base of light sources at chipmakers in these regions. We also face competition from Gigaphoton and Ushio, also headquartered in Japan, in the development of EUV source technology.

The principal elements of competition in our markets are the technical performance characteristics of the light source products and the operating efficiency of the system, which is based on availability, reliability, performance efficiency, throughput, cost of ownership, and overall quality. We believe that we compete favorably with respect to these factors. Our management receives and evaluates internally-generated market research for the U.S. and foreign markets, as well as periodic public and customized market research data in order to gauge the effectiveness of our success rate in response to such factors.

We face strong competition in the high-resolution LTPS – LCD and OLED display market from a number of established competitors, including Japan Steel Works, AP Systems, Sumitomo Heavy Industries and others. Many of these companies have been qualified by a number of display makers in China, Japan, South Korea and Taiwan, and have a number of systems currently installed. In addition to the competitors mentioned above, there are other potential competitors that provide equipment that uses a thermal source, rather than a laser, to perform crystallization.

Employees

As of December 31, 2011, we employed approximately 1,000 regular and 120 temporary persons worldwide. The substantial majority of our employees are not party to a collective bargaining agreement, although we have ten employees in France and Italy who are subject to a collective bargaining agreement. We have not experienced work stoppages and believe that our employee relations are good.

Environmental Matters

We are subject to federal, state and local regulations, such as regulations related to the environment, land use, public utility utilization and the fire code, in connection with the storage, handling, discharge and disposal of substances that we use in our manufacturing process and in our facilities. We believe that our activities comply with current government regulations that are applicable to our operations and current facilities.

Available Information

Our filings with the Securities and Exchange Commission ("SEC"), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through the Investor Relations section of our company's website at *http://www.cymer.com* and are accessible as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Additionally, we regularly post copies of our press releases as well as additional information about us on our website. Interested persons can subscribe to email alerts that are sent automatically when we issue press releases, file our reports with the SEC or post certain other information to our website. Information accessible through our website does not constitute a part of this report.

Copies of this report are also available free of charge from Cymer Corporate Investor Communications, 17075 Thornmint Court, San Diego, CA 92127. In addition, our Corporate Governance Guidelines, Code of Conduct and written charters of the committees of the Board of Directors are accessible through the Corporate

Governance tab in the Investor Relations section of our website and are available in print to any shareholder who requests a copy. You may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information we file with the SEC. The address of the SEC's website is *http://www.sec.gov.*

Executive Officers

Set forth below is certain information regarding our executive officers and their ages as of February 8, 2012.

Name	Age	Position
Robert P. Akins	60	Chairman of the Board and Chief Executive Officer
Edward J. Brown	54	President and Chief Operating Officer
Paul B. Bowman	55	Senior Vice President, Chief Financial Officer and Secretary
Karen K. McGinnis	45	Vice President, Corporate Controller and Chief Accounting Officer
Thomas J. Bondur	44	Vice President, Global Sales and Marketing

Robert P. Akins, co-founder, has served as our chairman and chief executive officer since our inception in 1986. He currently serves on the board of directors of KLA-Tencor Corporation and Semiconductor Equipment and Materials International (SEMI). He is also a member of the council of advisors to the Irwin and Joan Jacobs School of Engineering at the University of California, San Diego ("UCSD"), and serves on the board of the UCSD Foundation. Mr. Akins received the SEMI North America Award for contributions to the field of DUV lithography, the outstanding alumnus award from UCSD, and the 2007 William W. Otterson Award, which is awarded to the San Diego company whose products have demonstrated the most significant positive impact on society. Mr. Akins received a bachelor's degree in physics and literature, and a doctorate in applied physics from UCSD.

Edward J. Brown, Jr. has served as our president and chief operating officer since his appointment in September 2005. From 1984 to 2005, Mr. Brown was employed at Applied Materials, Inc. where he held numerous high-level management positions including group vice president and senior advisor to the president, vice president and general manager of the Intel business unit, as well as managing director heading up their largest product division, global operations. Mr. Brown received a master's degree in business administration from National University and a bachelor's degree in industrial studies from San Diego State University.

Paul B. Bowman has served as our senior vice president, chief financial officer and secretary since his appointment in October 2009. From December 2008 until his appointment as chief financial officer in October 2009, he served as our interim chief financial officer, treasurer and secretary. From May 2008 until December 2008, Mr. Bowman served as our vice president of investor relations. Prior to joining us, Mr. Bowman served as chief financial officer of American Mold Guard, Inc. from April 2006 to April 2008. From 1996 to April 2006, Mr. Bowman was employed at Applied Materials, Inc., holding positions as the managing director of investor relations, managing director of finance for worldwide manufacturing and controller of the worldwide service division. Mr. Bowman received a bachelor's degree in finance from Shippensburg State University.

Karen K. McGinnis has served as vice president, corporate controller, and chief accounting officer since her appointment in November 2009. Prior to joining us, Ms. McGinnis was employed by Insight Enterprises, Inc., a Fortune 500 global provider of information technology hardware, software and services, as chief accounting officer from September 2006 until March 2009 and as senior vice president of finance from 2001 through September 2006. Ms. McGinnis is a certified public accountant and received her bachelor's degree in accounting from the University of Oklahoma.

Thomas J. Bondur has served as our vice president, global sales and marketing since his appointment in March 2011. From 2001 to 2011, Mr. Bondur was employed at Lam Research Corporation where he held positions in business development, sales and marketing and Global Field Operations. He most recently managed the global business development organization and had direct operational responsibility for the North America and European regions. From 1995 to 2001, Mr. Bondur was employed at Applied Materials, Inc. where he held positions in the etch product group and managed sales to large global accounts. Mr. Bondur received a bachelor's degree in business administration from the State University of New York at Oswego.

Executive officers serve at the discretion of the board of directors. There are no family relationships between any of the directors and our executive officers.

ITEM 1A. Risk Factors

The risks described below may not be the only risks we face. Additional risks that we do not currently believe are material may also impair our business operations. If any of the events or circumstances described in the following risks occur, our business, financial condition, results of operations or cash flows could suffer, and the trading price of our common stock and our market capitalization could decline.

Our revenue and operating results from quarter to quarter and year to year have varied in the past and our future operating results may continue to fluctuate significantly.

Factors that contribute to fluctuations in our revenue and operating results include:

- global demand for semiconductors in general and, in particular, for leading edge devices with smaller circuit geometries;
- utilization rates of light sources by our chipmaker customers and pulse usage which affect our installed base products revenue and costs;
- cyclicality in the market for semiconductor manufacturing equipment;
- rates at which our chipmaker customers take delivery of photolithography tools from our lithography tool manufacturer customers;
- rates at which lithography tool manufacturer customers take delivery of light source systems from us;
- timing and size of orders from our customers;
- the ability of our customers to pay for products purchased from us;
- our ability to manage customer satisfaction and product reliability, and to provide effective field support to our customers;
- variability in the amount and timing of parts replacement costs under our contracts and service agreements, including our OnPulse contracts;
- changing or adverse global economic conditions, including energy prices, inflation, deflation, recession, unemployment, consumer confidence and demand, turmoil in the credit markets and financial services industry, political instability, and credit availability and their potential effects on our customers, suppliers, ability to sell products, and investments;
- improved or reduced market penetration by our competitors;
- demand for reduced product lead times from our customers;
- the mix of light source models, and the level of installed base products revenue in our total revenue;
- changes in the price and profitability of our products;
- our ability to develop and implement new technologies and introduce new products that meet our customers' needs, in particular, EUV sources;

- research and development costs incurred to develop new technologies;
- demand for our EUV sources;
- global demand for panel displays, in particular, for high-resolution LTPS – LCD and OLED displays;
- demand for silicon crystallization tools used in the manufacture of high-resolution LTPS – LCD and OLED displays;
- our ability to manage our manufacturing and inventory requirements, including our inventory levels and controls at our widely dispersed operations;
- natural events such as severe weather and earthquakes in the locations in which we, our customers or our suppliers operate;
- the financial condition of our suppliers which, if negative, could affect their ability to supply us with the parts that we need to manufacture our products;
- foreign currency exchange rate fluctuations and possible protectionist measures in the countries in which we do business;
- our investments in marketable securities;
- changes in our effective tax rate;
- intellectual property protection; and
- potential impairments to our goodwill or long-lived assets.

Revenue from installed base products has grown as a percentage of our total revenue. The revenue from the operation of our installed base of light source systems depend on the rate at which our customers use these light source systems, the rate of growth of our installed base, and the mix of pulses from our various light source models. Our operating results for a particular period may be adversely affected if our customers reduce usage rates, or change their buying patterns, or if we incur higher parts replacement or service costs. Because we sell a limited number of light source systems, the precise timing for recognizing revenue from an order may have a significant effect on our total revenue for a particular period. As is the practice in our industry, our customers may cancel or reschedule orders with little or no penalty. Orders expected in one quarter could shift to another period due to changes in the anticipated timing of our customers' purchase decisions or rescheduled delivery dates requested by our customers. Our operating results for a particular quarter or year may be adversely affected if our customers cancel or reschedule orders, or if we cannot fill orders timely due to unexpected delays in manufacturing, testing, shipping, or product acceptance or due to an unexpected material surge in demand. Our light source systems used in a production environment generate installed base product revenue based on system usage, which may also vary period to period. Additionally, we may be required to defer revenue associated with contracts that contain multiple deliverables.

We manage our expense levels based, in large part, on expected future revenue. As a result, if our actual revenue decreases below the level we expect, or we are not successful in aligning our manufacturing cost structure with decreasing production levels, our operating results will be adversely affected. As a result of these or other factors, we could fail to achieve our expectations as to future revenue, gross profit and gross margin, operating income, net income, earnings per share, and cash flows. Our failure to meet the performance expectations set and published by external sources could result in a sudden and significant drop in the price of our stock, particularly on a short-term basis, and could negatively affect the value of any investment in our stock.

Our business depends on the semiconductor and the semiconductor capital equipment industries, which are volatile and unpredictable.

We derive the majority of our revenue from our lithography tool manufacturer customers who, as original equipment manufacturers ("OEMs"), incorporate our light source systems in photolithography tools that they sell to semiconductor manufacturers, or chipmakers, and from our chipmaker customers who purchase installed base products directly from us in support of their light source systems. Like us, our OEM customers depend on market demand for their products from the chipmakers. This market demand can be volatile and unpredictable and can affect our ability to accurately predict future revenue and, therefore, our ability to manage our future expense levels. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction actions may be necessary in order for us to remain competitive and financially stable. During a down cycle or slowdown, we must adjust our cost and expense structure to prevailing market conditions while maintaining our longer term strategies and motivating and retaining our key employees. In contrast, during periods of rapid growth, we must quickly increase manufacturing capacity and personnel to meet our customers' needs. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. We are not able to predict with any certainty the duration of any industry cycle or the timing or order of magnitude of any recovery from a down cycle or slowdown.

Downturns in the semiconductor industry often result in decreases in demand for semiconductor manufacturing equipment, including the photolithography tools that our OEM customers produce. Downturns in the semiconductor industry have generally had severe effects on the demand for semiconductor manufacturing equipment and to a lesser extent, the associated installed base products. Fluctuating levels of investment by chipmakers and resulting pricing volatility will continue to materially affect our aggregate bookings, revenue and operating results. Even during periods of reduced revenue, we believe we must continue to invest in research and development and maintain extensive ongoing worldwide customer support capabilities to meet our customers' needs and to remain competitive. Continued spending to further these objectives may temporarily harm our financial results. Semiconductor industry downturns and slowdowns will likely continue to adversely affect our business, financial condition and operating results.

While revenue from installed base products has grown as a percentage of our total revenue, we continue to derive a significant percentage of our revenue from the sales of light source systems. Market conditions in the semiconductor industry and our OEM customers' production efficiency can cause them to expand or reduce their orders for new light source systems as they try to manage their inventories and production requirements. We continue to work closely with our OEM customers to better understand these issues. However, we cannot guarantee that we will be successful in understanding our OEM customers' inventory management or production requirements or that our OEM customers will not build up an excess inventory of light source systems. If our OEM customers retain an excess inventory of light source systems, our revenue could be reduced in future periods as the excess inventory is utilized, which could adversely affect our operating results, financial condition and cash flows. If our OEM customers demand shorter product lead times to improve their inventory and cash positions, our inventory management and cash position may be negatively affected, which may adversely affect our operating results, financial condition and cash flows.

Our EUV sources are still under development and not yet capable of supporting the commercial production of integrated circuits; Our EUV sources could fail to meet customer specifications or not be delivered on time.

We are investing significant financial and other resources to develop EUV source technology for chip manufacturing. These expenditures are reflected in our research and development expenses in our consolidated statements of operations, as well as inventory and property, plant and equipment in our consolidated balance sheets.

As of December 31, 2011, we have shipped six EUV 3100 pilot sources and received customer acceptance and recorded revenue for three of these sources in 2011. We also received orders for our next generation EUV 3300 sources, which we expect to start shipping in 2012. We currently record revenue associated with EUV sources when customer acceptance is received.

Our EUV sources are still under development and not yet capable of supporting the commercial production of integrated circuits. The technology underlying EUV is extremely complex, and we have experienced some delays that have put us behind schedule in our EUV source development. We may not be able to introduce commercial EUV systems on time, or at all. If we are not able to meet customer specifications, or have reliability or performance problems, or if the pilot sources and eventually commercial systems do not meet customer specifications or are not introduced on time, or if our inventory balances exceed the net realizable value under the related contracts, or if a competitor's source is selected over our source, we may experience the recording of impairment charges of our inventory and/or property, plant and equipment, reduced orders, order cancellations, higher manufacturing costs, delays in acceptance of and payment for new products, product rejections, and additional service and warranty expenses. These risks could also damage our reputation among the initial adopters of EUV source technology and limit our ability to penetrate the market. For example, we have entered into a supply agreement for EUV sources with ASML, one of our significant customers for DUV light sources. Significant setbacks in our EUV program, or disagreement with ASML regarding its specifications for commercial systems, could impact the amount and timing of purchases of DUV light sources by ASML. Any of these risks could have a material adverse effect on our operating results, financial condition and cash flows.

A significant percentage of our revenue is derived from sales to a limited number of customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, or delay or default on payments, we may experience material adverse effects on our operating results, financial condition and cash flows.

Two large companies, ASML and Nikon, dominate the photolithography tool business. ASML, Nikon and Samsung, one of our chipmaker customers that purchase our installed base products, accounted for the following percentages of our revenue during the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
ASML	35%	30%	15%
Nikon	11%	15%	18%
Samsung	10%	10%	13%
Total	56%	55%	46%

We expect that sales to these customers will continue to account for a substantial portion of our revenue in the foreseeable future. None of our customers are obligated to purchase a minimum number of our products in the aggregate or during any particular period. We can provide no assurance that any of our customers will continue to purchase our products at past or current levels. Sales to any of these customers may be affected by many factors, some of which are beyond our control. These factors include:

- changes in global economic or market conditions affecting the semiconductor or the photolithography tool industries;
- our ability to develop and introduce new products, including EUV sources, that meet a customer's needs and specifications;
- a change in a customer's competitive position in its industry;
- a customer experiencing production problems or disruption for a variety of reasons, including but not limited to work stoppages, terrorism, political turmoil, fire, earthquake, energy shortages, flooding or other natural disasters;
- a decision to purchase light sources, silicon crystallization tools or other products from other suppliers;
- a change in a customer's production or utilization rate; and
- a decline in a customer's financial condition.

These companies accounted for the following percentages of our total accounts receivable at the dates indicated:

	December 31,	
	2011	2010
ASML	22%	31%
Nikon	15%	16%
Samsung	5%	4%
Total	42%	51%

We believe there is limited credit risk exposure for us with these companies who continue to demonstrate sound creditworthiness. However, our ability to generate future revenue and collect accounts receivable from them is dependent on their ongoing financial condition and liquidity.

The loss of any significant business from, or production problems or disruption due to natural disasters for, any one of these customers may have a material adverse effect on our operating results, financial condition and cash flows.

The majority of our revenue is derived from selling our light source systems and supporting the installed base of light source systems being used in production.

We expect sales of our light source systems, including KrF and ArF systems, and the products in support of the installed base of light source systems to continue to account for a majority of our revenue in the near term. Continued market acceptance of our light source systems and installed base products is, therefore, critical to our future success. The rate at which chipmakers adopt light sources may vary, for reasons including:

- performance of ArF immersion-specific resists;
- potential shortages of specialized materials used in DUV optics;
- the productivity of double-patterning ArF lithography tools;
- our ability to develop and introduce an EUV source that meets customer specifications and our customers' and chipmakers' adoption of our EUV technology;
- consolidation of chipmakers; and
- the level of demand for chips with ever-smaller feature sizes.

We cannot guarantee that these factors can or will be overcome or that the demand for our light source systems and installed base products will not be materially reduced. The demand for our light source systems and installed base products, and therefore our operating results, financial condition and cash flows could be adversely affected by a number of factors, including:

- a decline in demand for our customers' photolithography tools;
- a decline in chipmaker light source utilization rates or retirement of light sources in our installed base;
- a failure to achieve continued market acceptance of our products;
- a failure to manage customer satisfaction, product reliability, or maintain the effectiveness of direct field support;
- a failure to release enhanced versions of our products on a timely basis or to successfully develop and introduce EUV sources that meet customer specifications;
- a failure to meet certain performance specifications on EUV sources;
- a deterioration in global economic conditions;

- the introduction of one or more improved versions of light sources by our competitors; and
- technological changes that we are unable to address with our products.

We depend on a few key suppliers for purchasing components and subassemblies that are included in our products.

We purchase a limited number of components and subassemblies included in our light source systems, installed base products and silicon crystallization tools from a single supplier or a small group of suppliers. There may also be single source suppliers that we are not aware of for components of our purchased subassemblies. To reduce the risk associated with these suppliers, we have supply agreements in place and carry a strategic inventory of these components. Strategic inventories are managed as a percentage of future demand. We also have vendor-managed inventory of critical components to further reduce the risk of a single supplier. In addition, we contract for the manufacture of various subassemblies of our products and depend on our contract manufacturers to deliver to our required specifications, schedule, and quality standards. Further, some of our suppliers have specialized in supplying equipment or manufacturing services to semiconductor equipment manufacturers and, therefore, are susceptible to industry fluctuations and subject to the same risks and uncertainties as we are regarding the ability to respond to changing market and global economic conditions. Because many of these suppliers reduce their workforce in an industry downturn and rehire in an upturn, they may not be able to meet our requirements or respond quickly enough as an upturn begins and gains momentum. Due to the nature of our product development requirements, these key suppliers must rapidly advance their own technologies and production capabilities in order to support the introduction schedule of our new products. These suppliers may not be able to provide new modules and subassemblies when they are needed to satisfy our manufacturing and delivery schedules. These suppliers may also be adversely affected by economic conditions, which could result in a lack of available capital and limit their ability to access such capital, if needed, to fund their operations. In addition, if we cannot purchase enough of these materials, components or subassemblies, or if these items do not meet our quality standards, there could be delays or reductions in our product shipments, which may have a material adverse effect on our business, operating results, financial condition and cash flows.

We depend on the introduction of new products for our success, and we are subject to risks associated with rapid technological change.

The development, introduction and support of new products in a competitive business environment are complex processes and could be expensive. New or improved products may lead to higher costs and perhaps reduced profits. Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances which enable such processes. We believe that our future success depends in part upon our ability to develop, manufacture, and support new light source products with improved capabilities on a timely basis and to continue to enhance our existing product and process capabilities. Due to the risks inherent in transitioning to new products, we must forecast accurate demand for new products while managing the transition from established products. After our chipmaker customers have built their capacity to levels appropriate to meet existing demand, their demand for our light source products will depend, in part, on their sales forecasts, their estimates regarding the duration and magnitude of the current industry cycle and whether their projected manufacturing process yields will enable ongoing investments at a suitable level of capacity. To provide our customers with more productive and lower cost of operation systems, our existing light source systems and their process capabilities must be enhanced, and we must develop and manufacture new products, such as EUV sources, to continue to grow our business. We cannot guarantee that we will be able to grow our business. We may not be able to develop and introduce new sources, products or enhancements to our existing products and processes in a timely or cost effective manner that satisfies customer needs or achieves market acceptance. Development of new sources, products and enhancements to existing products represent significant investments of our resources, and there is no guarantee that we will realize a return on these investments. Further, we may not be able to effectively integrate new sources, products and applications into our current operations. Any of these risks could have a material adverse effect on our operating results, financial condition and cash flows.

Current technologies that are still being developed and commercialized, such as EUV, and future technologies such as nano-imprint lithography and certain maskless lithography techniques may render our existing light source systems and products obsolete. We must manage product transitions, as the introduction of new products could have a negative adverse effect on our sales of existing products.

The display industry continues to be driven by new applications, such as the use of smart phones and ongoing expansion of traditional display markets such as laptops, tablets, and televisions. In addition, the display industry continues to introduce new capabilities, including better visual appearance such as three dimensional ("3D") displays, lower power consumption, reduced thickness, and lower cost. In addition to the established display technologies such as LCDs that are used in numerous products, new display technologies such as OLED are starting to enter the market. Our current products might not adequately address these shifting demands, and we may not be able to develop and introduce new products or enhancements to our existing products and processes in a timely or cost effective manner that satisfies customer needs or achieves market acceptance.

We could fail to penetrate the display market and may not achieve profitability in our TCZ operating segment.

Our TCZ operating segment develops, integrates, markets and supports silicon crystallization tools used in the manufacture of different types of displays, including high-resolution LTPS-LCD and OLED displays. The manufacture of silicon crystallization tools is a new market for us and involves numerous risks. The global display industry historically has experienced considerable volatility in capital equipment investment levels, due in part to the limited number of high-resolution LTPS-LCD and OLED manufacturers and the concentrated nature of high-resolution LTPS-LCD and OLED end-use applications.

We may not experience sufficient demand for TCZ's silicon crystallization tools for high-resolution LTPS-LCD and OLED processing in the manufacture of displays. We have shipped three TCZ tools and received customer acceptance for two TCZ tools for display fabrication. We have received additional orders for TCZ tools and will record revenue associated with these tools when customer acceptance is received. If future tools do not meet customer specifications or the customers decide not to place follow-on orders for additional tools, we may experience damage to our reputation among manufacturers of high-resolution LTPS-LCD and OLED fabrication systems and there is no guarantee that we will be able to materially penetrate this market or ever achieve profitability in our TCZ operating segment. To the extent TCZ is unable to achieve profitability, or we are obligated to provide increasing financial resources to support our silicon crystallization tool operations, our business, operating results, financial condition and cash flows could be materially adversely affected.

Global economic conditions could affect our revenue and operating results.

A general weakening of, or declining corporate or consumer confidence in, the global economy, or a reduction in corporate or consumer spending, could delay or significantly decrease purchases of our products by our customers, which are driven in part by indirect consumer demand for the electronic devices that contain semiconductor chips. It could also decrease revenue from our installed base products by causing our chipmaker customers to reduce their usage rates. Our revenue and operating results will be affected by uncertain or changing economic and market conditions including inflation, deflation, prolonged weak consumer demand or other changes which may affect the principal markets in which we conduct business. If economic or market conditions in the United States or other key global markets deteriorate, we may experience material adverse effects on our business, operating results, financial condition and cash flows.

Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our business partners, our customers and our suppliers. These conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for doubtful accounts and write-offs of accounts receivable from our customers may increase. In addition, our suppliers may experience financial difficulties that could negatively affect their operations and their ability to supply us with the parts we need to manufacture our products.

We face competition in the DUV and EUV lithography market and could face additional competition if other competitors enter the market.

Our future performance depends, in part, upon our ability to continue to compete successfully worldwide. The principal elements of competition in our markets are the technical performance characteristics of light source products and the operating efficiency of the system, which is based on availability, reliability, performance efficiency, cost of ownership, and overall quality.

We currently have one DUV light source competitor, Gigaphoton. Gigaphoton is a wholly owned subsidiary of Komatsu and is headquartered in Japan. Our customers have purchased products from Gigaphoton and have qualified Gigaphoton's DUV light source systems for use with their products. Additionally, Gigaphoton's DUV light sources have been qualified by a number of chipmakers in Europe, Japan, other regions in Asia and the United States, and Gigaphoton has an installed base of light source systems at chipmakers in these regions. We also face competition from Gigaphoton and Ushio, also headquartered in Japan, in the development of EUV source technology.

Future competitors may develop systems and products that are competitive to our products. This competition may affect our ability to sell our products. Larger companies with substantially greater resources, such as other manufacturers of industrial light sources for advanced lithography, may attempt to sell competitive products to our customers. Potential competitors may also be attracted to our growing installed base of DUV light sources which represents a significant revenue stream for us, and they may attempt to supply replacement parts to our customer base. If any existing or future competitors gain market acceptance, we could lose market share and our growth could slow or decline, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

We face competition in the display market.

We face strong competition in the display market from a number of established competitors, including Japan Steel Works, AP Systems, Sumitomo Heavy Industries and others. Many of these companies have been qualified by a number of display makers in Japan, South Korea, Taiwan and China, and have a number of tools currently installed. In addition to the competitors mentioned above, there are other potential competitors that provide equipment for crystallization that uses a thermal source, rather than a laser, to perform crystallization.

We must effectively manage changes in our business.

In order to respond to the business cycles of the semiconductor industry and overall economic conditions, we must constantly adjust our business plan and cost structure. As the semiconductor equipment industry cycle moves between contraction and growth and the condition of the global economy changes, we need to:

- quickly adapt to changing sales and marketing channels;
- effectively manage our inventory levels;
- closely manage our global operations and cost structure;
- accurately forecast demand and meet production schedules for our products;
- differentiate our products from those of competitors, meet customer performance specifications, and drive efficiencies;
- allocate resources including key personnel between the development of new products and the enhancement of existing products, as most appropriate and effective for future growth;
- improve our product reliability through quality control, order fulfillment and customer support capabilities;
- attract, train, retain and motivate key personnel; and
- improve our processes and other internal management systems.

If we fail to effectively manage changes in our business, we may experience a material adverse effect on our operating results, financial condition and cash flows.

Any failure to manage our inventory levels and our inventory controls at our widely dispersed operations could adversely affect our business, operating results, financial condition and cash flows.

We need to continually evaluate and monitor the adequacy of our inventory levels. We also need to closely manage the levels of obsolete and excess parts. We have inventory located at warehouses at our corporate office in the United States and at bonded warehouses and customer locations throughout Asia, Europe and North America. The success of our business depends to a significant degree on our ability to maintain or increase the sales of our products in the markets in which we do business. If we overestimate demand for our products or the overall condition of the global economy, we could experience excess inventory levels and use unnecessary cash. As a result of such excess inventory, we may be required to significantly write down the value of our inventory, which would negatively affect our operating results and financial condition.

We could also sustain a loss in the event of a catastrophe in any of the locations where we maintain our inventory if our insurance is inadequate to cover such losses. We will be required to continually analyze the sufficiency of our inventory distribution systems in order to support our operations. We may not adequately anticipate all of the changing demands that will be imposed on these systems. An inability or failure to update our internal inventory distribution systems or procedures, as required, could have a material adverse effect on our business, operating results and financial condition.

International operations expose us to foreign currency exchange rate fluctuations for all foreign currencies in which we do business and we may be materially adversely affected by these fluctuations.

We have international subsidiaries that operate in foreign currencies. All of our international subsidiaries purchase inventory in U.S. Dollars from either our manufacturing facility in San Diego or from our South Korean subsidiary and, in many cases, resell these products to their customers in their local currency. In addition, we purchase certain inventory in Euros. We hedge the foreign currency risks associated with these intercompany transactions by entering into forward contracts. Although we enter into such forward contracts, they may not be adequate to eliminate the risk of foreign currency exchange rate exposures.

We have taken steps to mitigate our foreign currency exchange risks; however, these steps may fail to sufficiently hedge or otherwise manage our foreign currency risks properly and could have a material adverse effect on our operating results and financial condition.

International operations also expose us to currency fluctuations as we translate the financial statements of our international subsidiaries to U.S. Dollars, and a significant strengthening of the U.S. Dollar relative to international currencies would increase the effective prices our customers pay for our products, potentially reducing demand for them.

Failure to effectively maintain our direct service support operations could have a material adverse effect on our business.

We believe it is critical for us to provide direct, quick and responsive support to our chipmaker and direct customers who use our light source products in their photolithography systems as well as to display manufacturers that purchase our silicon crystallization tools. It is also essential to have well trained field service engineers to provide the high level of support that our customers have come to expect. Accordingly, we have an ongoing effort to develop our direct support system with service locations in China, Europe, Japan, Singapore, South Korea, Taiwan and the United States. This requires us to do the following:

- recruit and train qualified support service personnel; and
- maintain effective and highly trained resources who provide support to our customers in various countries.

We may not be able to attract and train qualified personnel to maintain our direct support operations successfully. Further, we may incur significant costs in providing this support. Failure to implement our direct support operation effectively could harm our operating results, financial condition and cash flows.

We are dependent on our suppliers and manufacturing facilities to assemble and test our products.

Operations at our primary manufacturing facility in San Diego and refurbishment facility in South Korea and operations at our suppliers are subject to disruption for a variety of reasons, including, but not limited to, work stoppages, terrorism, political turmoil, fire, natural disasters, or energy shortages. Such disruptions could cause delays in shipments of our products to our customers. Our San Diego facility, where we build our light source systems and replacement parts, poses the greatest risk. We provide no assurance that alternate production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms, or at all. Such disruption could result in cancellation of orders or loss of customers, which would have a material adverse effect on our operating results, financial condition and cash flows.

We depend on key personnel, particularly management and technical personnel, who may be difficult to attract and retain.

We are highly dependent on the services of many key employees in various areas, including:

- research and development;
- engineering;
- sales and marketing;
- direct service support;
- manufacturing; and
- management.

In particular, there are a limited number of experts in DUV and EUV source technology and the silicon crystallization process for display fabrication, and we require highly skilled hardware and software engineers. Competition for qualified personnel is intense and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. We believe our future growth and operating results will depend on the following:

- the continued service of sufficient staff within the areas of research and development, engineering, sales and marketing, direct service support, manufacturing, and management;
- our ability to attract, train and retain highly-skilled key personnel; and
- the ability of key management to continue to expand, motivate and manage our employee base.

We grant equity awards to key employees. Stock options and restricted stock unit awards may not be viewed by key employees as a sufficient financial incentive during periods when stock price volatility could cause our stock price to fall, reducing the effectiveness of such awards as a means to retain and incentivize these employees. If we are unable to hire, train and retain key personnel as required, our operating results, financial condition and cash flows could be adversely affected.

Economic, political, regulatory and other events in geographic areas where we have significant revenue or operations could interfere with our business.

We serve a global market and a large portion of our revenue is derived from customers outside of the United States. We expect our international sales to continue to account for the majority of our total revenue. In order to support our foreign customers, we maintain a refurbishment facility in South Korea as well as field support facilities in China, Japan, the Netherlands, Singapore and Taiwan.

Various factors may inhibit our ability to manage our operations to address and support our global customers effectively. Further, our investments in these types of activities may not be viably competitive in the global market, or we may not be able to meet the support or manufacturing levels required by our global customers. Additionally, we are subject to risks inherent in doing business globally, including but not limited to:

- fluctuations in exchange rates and currency controls;
- political turmoil and global economic instability;
- imposition of trade barriers and restrictions, such as the Foreign Corrupt Practices Act, including changes in tariff and freight rates, foreign customs and duties;
- difficulty in coordinating our management and operations in various countries;
- difficulties in staffing and managing foreign subsidiary and branch operations;
- limited intellectual property protection in some countries;
- potentially adverse tax consequences in some countries;
- the possibility of challenging accounts receivable collections;
- the risk of business interruption as a result of natural disasters or supply chain disruptions;
- the effect of acts of terrorism and war;
- the burdens of complying with foreign laws, including regulatory structures and unexpected changes in regulatory environments; and
- distribution costs, disruptions in shipping or freight transportation.

A significant portion of our customer base is located in Asia. Political turmoil, economic problems and currency fluctuations affecting Asia could increase our risk in that region. It has not been difficult for us to comply with United States export controls; however, changes to these controls in the future could make it more difficult or impossible for us to export our products to many countries. There are certain risks for which we purchase limited or no insurance, including earthquake risk. Any of these vulnerabilities could have a material adverse effect on our business, operating results, financial condition and cash flows.

Currently, none of our United States employees and ten of our international employees are members of a labor union. However, if a greater number of our employees decide to join a union, our cost of doing business could increase, and we could experience contract delays, difficulty in adapting to a changing regulatory and economic environment, cultural conflicts between unionized and non-unionized employees, strikes and work stoppages, any of which could have a material adverse effect on our business, financial condition and operating results.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights. These types of claims could seriously harm our business or require us to incur significant costs.

We believe our success and ability to compete depend in part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We own and have numerous patents pending in the United States and various foreign countries covering certain aspects of technology related to our light source systems and silicon crystallization tool. Patents related to our source technologies and piezoelectric techniques will expire at various times through 2030, and patents related to our silicon crystallization tools will expire at various times through 2029.

Our pending patent applications and any future applications might not be approved. Our patents may not provide us with a competitive advantage and may be successfully challenged by third parties. In addition, third parties' patents might have an adverse effect on our ability to do business. Due to cost constraints, we do not seek international patent protection for all inventions that are covered by United States patents and patent applications. As a result, we do not have foreign patent protection for some of our inventions. Additionally, laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States Therefore, the likelihood of piracy of our technology and products is greater in these countries. Further, third parties might independently develop similar products, duplicate our products, or design around patents that are granted to us.

Other companies or persons may file or have filed patent applications that are similar or identical to ours. As a result, we may have to participate in appropriate proceedings in the courts or the patent offices to determine the priority of inventions. These proceedings may determine that these third-party patent applications have priority over our patent applications. Loss of priority in these interference proceedings could result in substantial cost to us and loss of rights.

We also rely on the following to protect our confidential information and our other intellectual property:

- trade secret protection;
- employee nondisclosure agreements;
- third-party nondisclosure agreements; and
- other intellectual property protection methods.

However, we may not be successful in protecting our confidential information or intellectual property, particularly our trade secrets, because third parties may:

- develop substantially the same proprietary information or techniques independently;
- gain access to our trade secrets from unrelated third parties and/or without obligation of confidentiality; or
- disclose our technology following expiration of their confidentiality obligation.

We may be subject to patent litigation to enforce patents issued to us or defend ourselves against claimed infringement by our competitor or any other third party.

Third parties have notified us in the past, and may notify us in the future, that we are infringing their intellectual property rights. Also, we have notified third parties in the past, and may notify them in the future, that they may be infringing our intellectual property rights. In the future, patent litigation may result due to a claim of infringement by our competitor or any other third party or may be necessary to enforce patents issued to us. Any such litigation could result in substantial cost to us and diversion from our primary business efforts, which would have an adverse effect on our business, financial condition and operating results. Furthermore, our customers and the end-users of our products might assert other claims for indemnification that arise from infringement claims against them. If these assertions are successful, it may have a material adverse effect on our business, operating results, financial condition and cash flows. Instead of litigation, or as a result thereof, we may seek a license from third parties to use their intellectual property. However, we may not be able to obtain a license. Alternatively, we may design around the third party's intellectual property rights or we may challenge these claims in legal proceedings. Any adverse determination in a legal proceeding could result in one or more of the following:

- loss of our proprietary rights;
- exposure to significant liabilities by other third parties;
- a requirement that we get a license from third parties on terms that are not favorable to us or not available at all; or

- an injunction that prohibits us from manufacturing or selling our products.

Any of these actions could be costly and would divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

If our goodwill, amortizable intangible assets or property, plant and equipment become impaired, we may be required to record a significant charge to earnings.

We review our amortizable intangible assets, which are primarily patents, and our property, plant and equipment, for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Goodwill is also tested for impairment at least annually and more often if certain triggering events or circumstances occur. Factors that may be considered to be a change in circumstances that would indicate the carrying value of our goodwill, amortizable intangible assets or property, plant and equipment may not be recoverable include reduced future cash flow estimates for our company, a decline in our stock price and market capitalization, slower growth rates in our industry and adverse global economic conditions. If, as a result of our impairment test, it is determined that our goodwill, amortizable intangible assets or property plant and equipment is impaired, we may be required to record a significant write down in our financial statements during the period in which such impairment is determined, which may have a material adverse effect on our operating results.

Our investments in marketable securities are subject to market, interest and credit risk that may reduce their value.

The value of our investments in marketable securities may be adversely affected by changes in interest rates, downgrades in the creditworthiness of bonds we hold, turmoil in the credit markets and financial services industry and by other factors which may result in other than temporary declines in the value of our investments. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio, which could have a material adverse effect on our operating results and financial position.

Changes in our effective tax rate may have a material adverse effect on our operating results, financial position and cash flows.

Our future effective tax rate may be adversely affected by a number of factors including:

- changes in available tax credits, particularly the federal research and development tax credit, which expired on December 31, 2011 and has not yet been reinstated;
- the resolution of issues arising from tax audits with various tax authorities;
- the jurisdictions in which profits are determined to be earned and taxed;
- changes in the valuation of our deferred tax assets and liabilities;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes;
- changes in tax laws or the interpretation of such tax laws, such as the Internal Revenue Service ("IRS") Code Section 199 manufacturing deduction which currently provides a tax benefit; and
- the repatriation of non-U.S. earnings for which we have not previously provided for United States taxes.

An adverse change in our future effective tax rate could in turn, adversely affect our operating results, financial position and cash flows.

Our worldwide income tax provisions and other tax accruals may be insufficient if any taxing authorities assume taxing positions that are contrary to our positions and those contrary positions are sustained.

We are subject to taxation in the United States and in various states and foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and for our accruals for state, federal and international income taxes together with transaction taxes such as sales tax, VAT and GST. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Although we believe that our approach to determining our worldwide income tax provisions and other tax accruals is consistent with prevailing legislative interpretation, no assurance can be given that the final tax authority review of these matters will agree with our determinations. Such differences could have a material effect on our income tax provisions or benefits, or other tax accruals, in the period in which such determination is made, and consequently, on our results of operations for such period.

The field work for the 2003 through 2006 Internal Revenue Service ("IRS") audit has closed. In connection with this audit, we have agreed to certain adjustments for our export income for the 2003 through 2006 tax years; however, this agreement did not result in a material change to our income tax expense. We have not agreed to proposed adjustments regarding the research and development tax credit and are in the process of appealing the proposed adjustment with the IRS. If resolved in favor of the IRS, these adjustments would require a material increase to our income tax expense. However, we expect to prevail with our position and have determined that a change in our tax reserves is not appropriate at this time.

From time to time, we are also audited by various state, federal and tax authorities of other countries in which we operate. Our tax years 2004 and forward are subject to examination by the IRS, our tax years 2000 and forward are subject to examination by material state jurisdictions, and our tax years 2004 and forward are subject to examination by material foreign jurisdictions. Several of our subsidiaries are currently under audit or appeal. No outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and any appeals process.

As each audit progresses and is ultimately concluded, adjustments, if any, will be recorded in our financial statements from time to time in light of prevailing facts based on our and the taxing authority's respective positions on any disputed matters. We provide for potential tax exposures by accruing for uncertain tax positions based on judgment and estimates including historical audit activity. If the reserves are insufficient or we are not able to establish a reserve under GAAP prior to completion or during the progression of any audits, there could be an adverse impact on our financial position and results of operations when an audit assessment is made.

It is reasonably possible that the examination phase of our current audits or appeals may conclude in the next 12 months, and that the related tax reserves or unrecognized tax benefits for uncertain tax positions may change, potentially having a material effect on our effective tax rate and our results of operations. In addition, our external costs of contesting and settling any dispute with the tax authorities could be substantial and adversely impact our financial position and results of operation.

We may not have sufficient cash to fund our current operations and future growth plans.

We believe that our cash resources remain sufficient for our planned operations; however, if global economic conditions deteriorate, our business conditions worsen, our plans change or other unanticipated events occur, we may need to raise additional cash through the establishment of financing facilities or the sale of equity or debt securities to fund our operations. Depending on market conditions, it could be difficult for us to raise the additional cash needed without incurring significant dilution of our existing stockholders or agreeing to significant restrictions on our ability to operate as currently planned. If we were unable to raise additional cash in such circumstances, we could be required to reduce costs through the delay, reduction or curtailment of our operating plan, including reductions in our global workforce or other cost reduction actions, any of which could have a material adverse effect on our operating results, financial condition or cash flows.

As of December 31, 2011, we have approximately $38.0 million of cash and cash equivalents in foreign subsidiaries. In the event these cash amounts are needed to fund operations in the U.S., we believe we would not be liable for U.S. taxes in connection with repatriating these funds given that these funds would be used to repay existing intercompany payables and/or loans due to the U.S. parent company.

The integration and operation of eDiag may disrupt our business and create additional expenses, and we may not achieve the anticipated benefits of the acquisition. We may also acquire other businesses or enter new markets that will involve numerous risks. We may not be able to address these risks successfully without substantial expense, delay or other operational and financial challenges.

The risks involved with acquisitions, including the acquisition and integration of eDiag, mergers, and joint ventures or entering a new market include the following:

- diversion of management's attention and resources to integrate the new business opportunity;
- failure to retain key personnel;
- customer dissatisfaction or performance problems with the acquired company or new product in a new market;
- costs associated with acquisitions and joint ventures and the integration of acquired operations;
- costs associated with developing, marketing, introducing and supporting a new product in a new market;
- failure to commercialize purchased technologies;
- ability of the acquired companies, joint ventures or new markets to meet their financial projections;
- assumption of unknown liabilities or other unanticipated events or circumstances; and
- compliance with the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Stock Market rules and new accounting standards as they relate to the new company or joint venture.

The success of our integration of eDiag assumes certain synergies and other benefits. We cannot assure you that these risks or other unforeseen factors will not offset the intended benefits of the acquisition, in whole or in part. The magnitude, timing and nature of any future acquisitions or investments will depend on a number of factors, including the availability of suitable candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. Financing for future transactions would result in the utilization of cash, incurrence of debt, issuance of stock or some combination of the three. Further, any business that we acquire, any joint venture that we form, or new market we may enter may not achieve anticipated revenue or operating results and the costs of such activity may have a material adverse effect on our operating results, financial condition or cash flows.

We may experience difficulties with our enterprise resource planning ("ERP") system or other critical information systems that we use for the daily operations of our business. System failure or malfunction or loss of data contained in these information systems may result in disruption of our operations and result in our inability to process transactions, and this could adversely affect our financial results.

System failure, malfunction or loss of data housed in our critical information systems could disrupt our ability to timely and accurately process transactions and produce key financial reports, including information on our operating results, financial position and cash flows. Any disruptions or difficulties that may occur in connection with our ERP system or other critical systems could also adversely affect our ability to complete important business processes such as the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. We also regularly upgrade our information systems hardware and software to better meet the information requirements needed to effectively manage our business. If we encounter unforeseen problems with regard to our ERP system or other critical information systems, including those encountered during system upgrades, our business could be adversely affected.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses.

Changing regulatory requirements for corporate governance and public disclosure including SEC regulations, NASDAQ Stock Market rules, and the Financial Accounting Standards Board's accounting standards requirements and the expected future requirement to transition to or converge with international financial reporting standards are creating uncertainty and additional complexities for publicly held companies such as ours. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. Stockholder activism, the current political environment, financial reform legislation and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with such compliance programs and rules and all other evolving standards. These investments may result in increased general and administrative costs and a diversion of our management's time and attention from strategic revenue generating and cost management activities.

We are dependent on air transport to conduct our business and disruption of domestic and international air transport systems could adversely affect our business.

We depend on regular and reliable air transportation on a worldwide basis for many of our routine business functions. If civil aviation in the United States or abroad is disrupted by terrorist activities or security responses to the threat of terrorism, regulatory compliance issues, weather or atmospheric conditions or for any other reason, our business could be adversely affected in the following ways:

- supplies of raw materials and components for the manufacture of our products or our customers' products may be disrupted;
- we may not be able to deliver our products to our customers in a timely manner;
- we may not be able to provide timely service of or support for installed light sources for chipmakers; and
- our sales and marketing efforts may be disrupted.

We are subject to many standards and regulations of foreign governments and, even though we intend to comply, we may not always be in compliance with these rules, or we may be unable to design or redesign our products to comply with these rules.

Many foreign government standards and regulations apply to our products and these standards and regulations are frequently being amended. Although we intend to meet all foreign standards and regulations, our products may not comply with all of them. Further, it might not be cost effective for us to redesign our products to comply with these foreign government standards and regulations. Our inability to design products to fully comply with foreign standards, therefore, could have a material adverse effect on our business.

Our chipmaker customers' prolonged use of our products in high volume production may not produce the results they desire and, as a result, our reputation and that of our customers who supply photolithography tools to the chipmakers could be damaged in the semiconductor industry.

Over time, our light source products may not meet our chipmaker customers' production specifications or operating cost requirements after the light source has been used for a long period in high volume production. If any chipmaker cannot successfully achieve or sustain their volume production using our light sources, our reputation could be damaged with them and with lithography tool manufacturers. This would have a negative effect on our business.

Our operations are subject to environmental and other government regulations that may expose us to liabilities for noncompliance.

We are subject to federal, state and local regulations, such as regulations related to the environment, land use, public utility utilization and the fire code, in connection with the storage, handling, discharge and disposal of substances that we use in our manufacturing process and in our facilities. We believe that our activities comply with current government regulations that are applicable to our operations and current facilities. We may be required to purchase additional capital equipment or meet other requirements to comply with these government regulations in the future, if they change. Further, these government regulations may restrict us from expanding our operations. Adopting measures to comply with changes in the government regulations, our failure to comply with environmental and land use regulations, or restrictions on our ability to discharge hazardous substances, could subject us to future liability or cause our manufacturing operations to be reduced or stopped. This could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our products are subject to potential product liability claims if personal injury or death results from their use.

We are exposed to significant risks for product liability claims if personal injury or death results from the use of our products. We may experience material product liability losses in the future. We maintain insurance against product liability claims; however, our insurance coverage may not continue to be available on terms that are acceptable to us. This insurance coverage also may not adequately cover liabilities that we incur. Further, if our products are defective, we may be required to recall or redesign these products. A successful claim against us that exceeds our insurance coverage level, or any claim or product recall that results in adverse publicity against us, could have a material adverse effect on our business, operating results, financial condition and cash flows.

Disputes may arise over the ownership of intellectual property resulting from our research and development activities that have been partially funded by other parties.

In the past, we have occasionally received funds through research and development arrangements with third parties to pay for a portion of our research and development costs associated with the design and development of specific products. Additionally, funds from lithography tool manufacturers and chipmaker customers have been used to fund a portion of our source systems research and development efforts. In connection with providing these research and development services, we try to make contractually clear who owns the intellectual property that results from such activities. Disputes over the ownership or rights to use or market the resulting intellectual property could arise between the funding organizations and us. Any dispute over ownership of the intellectual property we develop or have developed could restrict our ability to market our products and have a material adverse effect on our business.

Trademark infringement claims against our registered and unregistered trademarks would be expensive and we may have to stop using such trademarks and pay damages.

We have registered a number of trademarks including "CYMER" in the United States and in some other countries. We are also trying to register additional trademarks in the United States and in other countries. These registrations in other countries, or any new registrations we may undertake in the United States, could be unsuccessful.

We use these trademarks in the course of our business and in advertising materials, which are distributed throughout the world. While we take precautions against trademark infringement before using our trademarks in new markets, we may be subject to claims of trademark infringement. The process of negotiating a settlement or coexistence agreement to allow us to continue using our trademarks in a particular market could be expensive or distract us from our primary business efforts, potentially adversely affecting our financial condition or operations. Furthermore, if we must undertake negotiations, and the negotiations are ultimately unsuccessful, we would either need to discontinue using the trademarks in the new market, risk facing litigation or potentially pay damages. Even if we ultimately prevail, litigation could be expensive or distract us from our primary business efforts.

The price of our common stock has fluctuated and may continue to fluctuate widely.

The price of our common stock has historically been subject to fluctuations and could continue to fluctuate in response to a variety of factors, including the risk factors contained in this report.

Various factors may significantly affect the market price and volatility of our common stock, including:

- the cyclical nature of the semiconductor industry;
- actual or anticipated fluctuations in our operating results, including our net income, revenue and product gross margins;
- conditions and trends in lithography, display manufacturing and other technology industries;
- announcements of innovations in technology;
- new products offered by us or our competitors;
- developments of patents or proprietary rights;
- changes in financial estimates by securities analysts;
- global political, economic, and market conditions, including a recession or economic deterioration; and
- failure to properly manage any single or combination of risk factors listed in this section.

Stock markets in the United States can experience extraordinary volatility. Severe price fluctuations in a company's stock have frequently been followed by securities litigation. If such litigation were initiated against us, it may result in substantial costs and a diversion of management's attention and resources and, therefore, could have a material adverse effect on our business, operating results, financial condition and cash flows.

Some anti-takeover provisions contained in our articles of incorporation and bylaws, as well as provisions of Nevada law and our executive employment contracts, could impair a takeover attempt.

Our articles of incorporation and bylaws contain provisions which could have the effect (separately, or in combination) of rendering more difficult or discouraging a merger, acquisition or other change of control deemed undesirable by our Board of Directors. These include provisions:

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;
- limiting the liability of, and providing indemnification to, our directors and officers;
- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;
- controlling the procedures for conduct of stockholder meetings and election and removal of directors; and
- specifying that stockholders may not take action by written consent.

These provisions, alone or together, could deter or delay hostile takeovers, proxy contests and changes in control or management.

As a Nevada corporation, we are subject to Nevada law. Nevada law does not grant stockholders the authority to call a special meeting unless the corporation's articles of incorporation or bylaws otherwise provide;

neither our articles of incorporation nor our bylaws contain such a provision. Nevada law may also limit the ability of certain stockholders to engage in certain business combinations with us and may limit the voting rights of stockholders who acquire 20% or more of our outstanding shares. Either limitation could discourage or increase the difficulty of an attempted merger, acquisition or other change of control.

Additionally, we have employment agreements with certain officers under which severance payments would become payable in the event of specified terminations without cause or terminations under certain circumstances after a change in control. If such persons were terminated without cause or under certain circumstances after a change of control, and the severance payments under the current employment agreements were to become payable, the officers would receive certain payments and other benefits which depend on the individual officer's employment agreement but generally include continued base salary and health insurance payments for a period of time, lump sum bonus payments and accelerated vesting of equity awards.

Any provision of our articles of incorporation, bylaws, employment agreements or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock in connection with such a transaction and also could affect the price that some investors are willing to pay for our common stock.

Sales of additional common stock and securities convertible into our common stock may dilute the voting power of current holders.

We may issue equity securities in the future the terms and rights of which are superior to those of our common stock. Our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock. These are "blank check" preferred shares, meaning that our Board of Directors is authorized, from time to time, to issue the shares and designate their voting, conversion and other rights, including rights superior, or preferential, to rights of already outstanding shares, all without stockholder consent. No preferred shares are outstanding, and we currently do not intend to issue any shares of preferred stock. Any shares of preferred stock that may be issued in the future could be given voting and conversion rights that could dilute the voting power and equity of existing holders of shares of common stock and have preferences over shares of common stock with respect to dividends and liquidation rights.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our operations in both owned and leased properties. Our corporate headquarters and primary manufacturing facilities, as well as a leased warehouse facility, are located in San Diego, California. We also own a manufacturing facility in South Korea, where we currently refurbish our discharge chamber assemblies for certain models of our light sources. Additionally, we lease several domestic and international field service offices. We believe that our facilities are adequate to meet the needs of our current business operations. At December 31, 2011, our principal leased and owned properties were as follows:

Location	Ownership/Lease Expiration	Square footage	Primary Usage/Status
San Diego, California (1)	Owned	265,000	Manufacturing and administrative offices
San Diego, California (1)	Owned	135,000	Corporate headquarters, engineering, research facilities
Pyongtaek-city, Kyonggi, Korea (2)	Owned	26,000	Manufacturing, sales and administrative
San Diego, California	April 2012	24,215	Warehouse facility
Santa Clara, California	February 2013	9,389	Field service and sales office
Hsin-Chu, Taiwan	June 2013	7,963	Field service and sales office
Kyunggi-do, Korea (1)	Owned	6,153	Data products engineering office
Gate City, Japan	December 2015	6,091	Field service and sales office
Pudong, Shanghai, China (3)	October 2012	4,746	Field service and sales office
Singapore, Singapore	June 2013	3,315	Field service and sales office
Veldhoven, the Netherlands	December 2013	2,605	Field service and sales office

(1) Building and land owned by us.
(2) Building owned by us. Land leased through December 2020.
(3) This lease is expected to be renewed for a term of at least one year.

Item 3. Legal Proceedings

None.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information. Our common stock is publicly traded on the NASDAQ Global Select Market under the symbol "CYMI." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by the NASDAQ Global Select Market.

	2011		2010	
	High	**Low**	**High**	**Low**
First quarter	$57.60	$41.43	$40.06	$30.93
Second quarter	$58.19	$44.78	$39.89	$28.31
Third quarter	$51.66	$34.57	$37.61	$28.53
Fourth quarter	$51.13	$35.80	$46.25	$35.61

Registered Shareholders. On February 8, 2012, the closing sales price of our common stock on the NASDAQ Global Select Market was $50.94 and there were 168 registered holders of record as of that date.

Dividends. We have never declared or paid cash dividends on our common stock, and currently do not anticipate paying cash dividends in the future.

Securities Authorized for Issuance Under Equity Compensation Plans. The information required to be disclosed by Item 201(d) of Regulation S-K regarding our equity securities authorized for issuance under our equity incentive plans is incorporated herein by reference to the section entitled "Equity Compensation Plan Information" in our definitive Proxy Statement for our Annual Meeting of Stockholders to be held on May 17, 2012.

Issuer Purchases of Equity Securities. On April 21, 2008, we announced that our board of directors authorized us to repurchase up to $100 million of our common stock. The purchases have been made from time to time in the open market. We did not repurchase any shares during the fourth quarter of 2011, and the approximate dollar value of remaining shares that we are authorized to purchase under the program was $57.8 million at December 31, 2011. The program does not have a fixed expiration date and may be discontinued at any time.

Performance Measurement Comparison.

The following performance graph shows the five-year cumulative total stockholder return on our common stock assuming a $100 investment of our common stock at the closing price of $43.95 on December 31, 2006. This is compared with the cumulative total return of our common stock, the securities comprising the Nasdaq Composite Index, and the securities comprising the Philadelphia Semiconductor Index (the "PHLX Semiconductor Index").

Each of the indices assumes reinvestment of dividends, if any. No dividends have been declared nor paid on our common stock. The performance shown in the graph is required by the SEC and represents past performance and should not be considered an indication of future performance of our common stock.

COMPARISON OF 5 YEARS CUMULATIVE TOTAL RETURN *

Among Cymer, Inc., The NASDAQ Composite Index
And The PHLX Semiconductor Index



DOLLARS
120
100
80
60
40
20
0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
Cymer, Inc.
NASDAQ Composite
PHLX Semiconductor Index

Legend

Symbol	Total Returns Index for:	12/2006	12/2007	12/2008	12/2009	12/2010	12/2011
——■	Cymer, Inc.	$100.00	$ 88.58	$ 49.85	$ 87.32	$102.55	$113.22
— — ▲	NASDAQ Composite	$100.00	$110.66	$ 66.41	$ 96.54	$114.06	$113.16
- - - -◆	PHLX Semiconductor	$100.00	$ 88.00	$ 46.46	$ 80.15	$ 92.91	$ 83.29

* The material in this section is not "soliciting material" and is not deemed "filed" with the SEC. It is not to be incorporated by reference into any filing of Cymer, Inc. made under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate this section by reference.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and our Consolidated Financial Statements in Part II, Item 8 of this report.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$ 594,212	$ 534,209	$ 307,664	$ 459,010	$ 521,696
Cost of revenues	289,076	261,442	171,250	240,768	260,280
Gross profit	305,136	272,767	136,414	218,242	261,416
Operating expenses:					
Research and development	130,638	89,193	65,809	95,229	81,842
Sales and marketing	25,126	22,656	16,603	23,713	26,163
General and administrative	41,793	39,802	27,569	36,180	38,949
Restructuring	—	—	8,407	3,038	—
Total operating expenses	197,557	151,651	118,388	158,160	146,954
Operating income	107,579	121,116	18,026	60,082	114,462
Other income (expense)	855	(32)	(918)	(9,818)	15,390
Income before income taxes	108,434	121,084	17,108	50,264	129,852
Income tax expense	28,193	30,271	8,389	16,587	44,413
Net income	80,241	90,813	8,719	33,677	85,439
Net loss attributable to noncontrolling interest in subsidiary	—	148	3,257	2,863	2,923
Net income attributable to Cymer, Inc.	$ 80,241	$ 90,961	$ 11,976	$ 36,540	$ 88,362
Basic earnings per share	$ 2.63	$ 3.05	$ 0.40	$ 1.22	$ 2.64
Diluted earnings per share	$ 2.58	$ 3.02	$ 0.40	$ 1.22	$ 2.50
Weighted average common shares outstanding—basic	30,469	29,777	29,738	29,924	33,522
Weighted average common shares outstanding—diluted	31,101	30,124	29,945	29,992	36,784

	December 31,				
	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 125,027	$ 154,312	$ 118,381	$ 252,391	$ 305,707
Working capital	518,704	490,568	399,264	374,799	498,405
Total assets	927,744	787,331	664,918	777,444	794,152
Total long-term liabilities	34,589	22,631	19,657	30,238	181,440
Treasury stock	(492,890)	(492,890)	(473,580)	(473,580)	(450,704)
Equity	$ 747,943	$ 638,255	$ 541,638	$ 522,624	$ 509,234

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and notes thereto included in Part II, Item 8 of this report.

Overview

We are engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry. We sell replacement parts and support services directly to our chipmaker customer as well as to our lithography tool manufacturer customers. Our TCZ reporting segment develops, integrates, markets, and supports silicon crystallization tools used in the manufacture of displays. Because we derive a substantial portion of our revenues from lithography tool manufacturers and chipmakers, we are subject to the volatile and unpredictable cyclical nature of the semiconductor equipment industry. During the downturn in the global economy and semiconductor industry in early 2009, we focused on cost structure improvements and operational efficiencies, while continuing to focus on providing comprehensive support products for the installed base and investments in the development and commercialization of our EUV source technology and silicon crystallization tools. As a result, we were well positioned for the upturn beginning in late 2009 and continuing into 2010. Although DUV light source demand softened in the second half of the year, 2011 was a year of record revenue coupled with strong profits and operating cash flows. We also improved our DUV competitive position, extended our OnPulse value, and continued our investments in the development and commercialization of EUV source technology and TCZ silicon crystallization tools in 2011.

Revenue of $594.2 million in 2011 represented an 11% increase over 2010. This increase is primarily due to installed base products growth, increased demand for DUV light sources and the sale of three EUV 3100 sources. We continue to expand our installed base product offering by introducing new advanced performance enhancements and data offerings to our OnPulse customers. OnPulse now accounts for over 80% of our installed base products revenue, covers over 65% of our active production light sources and has been adopted by all top ten chipmakers globally. The majority of our DUV light source shipments continued to be ArF immersion sources in support of 45nm and below chipmaking, and we also delivered several KrF sources. During the first half of the year, customers increased their investment in existing and new fab expansions; however, demand softened in the second half of the year as chipmakers assessed their capital investment needs. Additionally, although we have experiences some delays that have put us behind schedule in our EUV source development, we began production on our EUV 3300 source in fulfillment of the initial order we received from ASML this year, valued at over $200 million.

Gross margin was 51.4% in 2011, a slight increase over gross margin of 51.1% in 2010. The increase in gross margin over the prior year was driven primarily by a decrease in costs associated with our installed base products, our continued focus on operational execution and a decrease in inventory write-downs. These improvements in gross margin were partially offset by the sale of three EUV sources at a low gross margin and an increase in freight expenses.

Operating expenses of $197.6 million in 2011 represent a 30% increase over 2010, due primarily to our increased investment in the development and commercialization of our EUV source technology and TCZ silicon crystallization tools, offset partially by decreases in costs associated with variable compensation programs. As a percentage of revenue, operating expenses increased to 33.3% in 2011 from 28.4% in 2010.

Our effective tax rate remained relatively stable at 26% in 2011 compared to 25% in 2010.

Net income was $80.2 million in 2011, compared to net income attributable to Cymer, Inc. of $91.0 million in 2010. In 2011, we generated cash flows from operations of $116.5 million, and our cash and investments balance grew to $323.6 million at December 31, 2011.

As we enter 2012, we believe our installed base products will continue to grow driven by increased ArF pulses utilized on our light sources by chipmaker customers, an increased installed base of light sources, and the proliferation of DUV light source enhancements. We expect chipmaker investment in 2X nm and below manufacturing capacity will be the primary driver of DUV light source demand. We will continue to invest in EUV development resources, manufacturing capacity, and field support. We view 2012 as a pivotal year towards advancing power and performance for EUV sources and meeting the initial EUV 3300 source demand. Our priorities in 2012 include the following: successful EUV 3300 source development and commercialization; continued DUV market competitiveness; extended delivery of OnPulse value and reliability; and development and manufacturing of TCZ silicon crystallization tools to fulfill demand and secure additional orders in support of advanced display manufacturing.

Critical Accounting Policies and Estimates

General

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent liabilities. As a part of our ongoing internal processes, we regularly evaluate our estimates and judgments associated with revenue recognition, inventory valuation, warranty obligations, stock-based compensation, income taxes, allowances for doubtful accounts, long-lived assets valuation, goodwill valuation, assets and liabilities valuation, and contingencies and litigation. We base these estimates and judgments upon historical information, projected information, and other facts and assumptions that we believe to be valid and reasonable under the circumstances. These assumptions and facts form the basis for making judgments and estimates and for determining the carrying values of our assets and liabilities that are not apparent from other sources. Adverse global economic conditions, illiquid credit markets, volatile equity, foreign currency fluctuations and declines in consumer spending have increased the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, particularly those related to the condition of the economy, actual results could differ significantly from these estimates.

We believe that revenue recognition, inventory valuation, warranty obligations, stock-based compensation, allowance for doubtful accounts, long-lived assets valuation, and income taxes require more significant judgments and estimates in the preparation of our consolidated financial statements than do other of our accounting estimates and judgments.

Revenue Recognition

Our revenues include light sources, silicon crystallization tools and installed base products, which consist of OnPulse contracts, service support and replacement parts, and to a lesser extent, service, upgrades, and refurbishments of our light sources.

We recognize revenue when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable at the date of sale, and collectability is reasonably assured. Our sales arrangements do not include general rights of return or cancellation privileges.

Light Sources and Silicon Crystallization Tools

We recognize revenue for light sources and silicon crystallization tools at one of the following three points, depending on the terms of our arrangement with our customer: 1) shipment of the system, 2) delivery of the system, or 3) receipt of an acceptance certificate from the customer. For the majority of our DUV light source sales, the shipping terms are F.O.B. shipping point, and revenue is recognized upon shipment. Our current sales arrangements for EUV sources and TCZ silicon crystallization tools contain acceptance criteria, and revenue is recognized upon system acceptance by the customer.

Certain of our revenue arrangements include additional elements, such as future product upgrades or services. In accordance with the authoritative guidance for revenue recognition arrangements with multiple deliverables, we allocate the total consideration in the arrangement to the multiple elements using the relative selling price of the delivered and undelivered items, based on vendor specific objective evidence or estimated selling price.

If vendor specific objective evidence is not available, as third party evidence is generally not available to us due to the proprietary nature of our products, the estimated selling price is determined considering market conditions and estimated gross margins, as well as factors that are specific to us.

Installed Base Products—OnPulse Contracts, Support Services, and Replacement Parts

Revenue associated with our OnPulse contracts, which include primarily replacement parts and to a much lesser extent services, is recognized monthly based on the number of pulses utilized by our customers on their light sources that are covered under their OnPulse arrangement. Revenue from services, including our data services, is recognized as the services are rendered. To date, the revenue associated with the service element of our OnPulse contracts combined with revenue from our support services has been less than 10% of our total revenue.

For our replacement part sales, the shipping terms are F.O.B. shipping point, and revenue is recognized upon shipment. For a significant portion of our replacement parts revenue, our customers return the consumed assembly to us as part of the sale of the new part. We reuse some of the material within these core assemblies, mainly metal components, for the future build of core assemblies. As a result, our revenue consists of both cash and the fair value of the reusable parts received from our customers as consideration for these replacement part sales. Revenue associated with our customers' return of core assemblies is recognized upon receipt of the returned core assembly. The amount of the revenue is determined based upon the fair value of the reusable parts that we expect to yield from the returned core assembly based on historical experience. If the return of the core assembly is related to a part being replaced under our warranty provisions or under a service or support contract with our customer, we will recognize the estimated fair value of the reusable component as a reduction to cost of revenue.

On a limited basis, we sell upgrades for our light sources or refurbish light sources owned by our customers to their original or new condition. Revenue from upgrades is recognized when the upgrade has been successfully installed by us and accepted by the customer. Revenue from refurbished light sources is recognized when the refurbishment process has been completed and, depending upon the customer, the proper delivery or acceptance terms have been met.

We report revenue net of any sales-based taxes assessed by governmental authorities that are imposed on or concurrent with sales transactions.

Deferred Revenue

Deferred revenue represents payments received from our customers in advance of the delivery of products and/or services or before the satisfaction of all revenue recognition requirements, as described above.

Inventory Valuation

Our inventories are recorded at the lower of cost, determined on a first-in, first-out basis, or estimated market value. Our inventories include raw materials, work-in-process, finished goods, and replacement and reusable parts, which we use in our contract arrangements, refurbishment activities and warranty obligations.

As part of our regular business activities, we conduct parts refurbishment and material reclamation activities related to some of our core assemblies, particularly our chamber assemblies. We receive consumed core assemblies back from our customers as partial consideration for the purchase of new parts or when core assemblies are replaced under OnPulse contracts or warranty claims. The fair value of the reusable parts contained within the consumed assembly is recorded in inventory based upon historical data on the value of the reusable parts that we typically yield from a consumed core assembly.

Obsolete inventory, or inventory for which we do not have expected usage based on our forecasted demand, is written down to its estimated market value, if less than its cost. The methodologies used to analyze excess and obsolete inventory and determine the value of our inventory are significantly affected by future demand and usage of our products. There are many factors that could potentially affect the future demand or usage of our products, including the following:

- condition of the semiconductor and display industries, which are cyclical in nature;
- rate at which our customers take delivery of our systems and our replacement parts;
- loss of any of our major customers or a significant change in demand from any of these customers;
- overall mix of system models or replacement parts and any changes to that mix required by our customers;
- utilization rates of our light sources at chipmakers;
- overall condition of the global economy which can positively or negatively impact the demand for our products;
- customer acceptance of new products or discontinued use of our products; and
- engineering change orders, including those changes inherent in the development of emerging technologies such as EUV.

Additionally, service level requirements of our customers require us to keep certain levels of replacement parts at or near customer locations. Based upon our experience, we believe that the estimates we use to calculate the value of our inventories are reasonable and properly reflect the risk of excess and obsolete inventory. During changing or adverse economic conditions or when introducing new products and product lines, it is difficult to estimate the future demand for our products. As a result, the likelihood that the usage period for our inventory will substantially differ from our estimates is increased. If actual demand or the usage periods of our inventory are substantially different from our estimates, such differences may have a material adverse effect on our operating results and financial condition.

We will also write-down inventory when the cost basis of the inventory is greater than its net realizable value. Net realizable value represents the estimated selling price of the inventory reduced by the costs of completion and disposal. We include all direct costs in our estimated costs of completion, including estimated warranty and installation costs. If actual selling prices or costs of completion are substantially different from our estimates, such differences may have a material adverse effect on our operating results and financial condition.

Warranty Obligations

We maintain an accrual for the estimated cost of product warranties associated with sales of our products. Warranty costs include replacement parts and labor costs to repair our products during the warranty period. We record a provision for warranty, which is included in cost of revenues, at the time that the related revenue is recognized. The warranty period and terms for systems and replacement parts varies by system model. We review our warranty provision using a statistical financial model which calculates actual historical expenses, product failure rates, and potential risks associated with our different product models. We then use this financial model to calculate the future probable expenses related to warranties and the required level of the warranty provision. Throughout the year, we review the risk levels, historical cost information and failure rates used within this model and update them as information changes over the product's life cycle. For new product offerings, such as EUV sources and TCZ crystallization tools, for which we have limited or no historical failure rates, we estimate our future probable expenses related to the warranties based on an evaluation of parts covered under warranty and their expected failure rates determined through internal testing and analysis. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required. Actual warranty expenditures are recorded against the warranty provision as they are incurred. Consumed parts under warranty, when returned, are recorded as reductions to warranty expenditures during the return period at their estimated fair value. We do not include the return of consumed parts in our statistical financial model used to estimate our provision for warranty because the specific parts and their estimated future fair value when returned, if any, cannot be reasonably estimated at the time revenue is recorded.

We actively engage in product improvement programs and processes to limit our warranty costs; however, our warranty obligation is affected by the complexity of our product, product failure rates and costs incurred to correct those product failures at customers' sites. The industry in which we operate is subject to rapid technological change, and as a result, we periodically introduce newer, more complex products. Although we classify these newly released products as having a higher risk in our warranty model resulting in higher warranty provisions, we are more likely to have differences between the estimated and actual warranty costs for these new products. Warranty provisions for our older and more established products are more predictable as more historical data is available. If actual product failure rates or estimated costs to repair those product failures were to differ from our estimates, revisions to our estimated warranty provision would be required, which could have a material effect on our operating results and financial condition.

Stock-Based Compensation

The fair value of stock-based compensation awards is measured on the grant date and is recognized as expense over the employee's requisite service period. The fair value of the stock award is determined using the Black-Scholes option pricing model for stock options and the quoted price of our common stock on the grant date for restricted stock units. The Black-Scholes option pricing model requires the use of subjective assumptions including the expected term of the stock options and our expected stock price volatility over the expected term of the stock options. An estimated forfeiture rate is applied and included in the calculation of stock-based compensation expense at the time that the stock option or other stock awards, such as our restricted stock unit awards, are granted and revised if necessary in subsequent periods if actual forfeiture rates differ from those estimates. If we change any of the key assumptions that we use in the Black-Scholes option pricing model as described above, or if we decide to use a different valuation model in the future or change our forfeiture rate, the compensation expense that we record may differ significantly in the future from what we have recorded in prior periods and could materially affect our operating results.

We also grant performance restricted stock units ("PRSUs") to our executive officers and certain key employees. PRSUs are a form of share-based award in which the number of shares ultimately received will be determined based on achievement against defined performance metrics. Grants of PRSUs during the past three years have contained at least one of the following performance metrics over a defined performance period: revenue and net income performance compared to our annual operating plan ("AOP"), revenue and net income relative performance compared to a specified group of peer companies, DUV and EUV install value market share and eligible individual's management by objectives ("MBO") achievement. We record compensation expense each period based on our estimate of the most probable number of PRSUs that will be issued. This estimate requires significant estimates and projections about our financial performance relative to our AOP or to the financial performance of the specified group of peer companies, our DUV and EUV install value market share and the performance of individuals against their specific MBOs. If our estimates change or actual results are different than the estimates used in prior periods, we would be required to increase or decrease compensation expense, which could materially affect our operating results.

Allowance for Doubtful Accounts

The majority of our trade receivables are derived from sales to lithography tool manufacturers or semiconductor manufacturer customers located throughout the world. In order to monitor potential credit losses, we perform periodic credit evaluations of our customers' financial condition. We maintain an allowance for doubtful accounts for probable credit losses based upon our assessment of the expected collectability of our accounts receivable. We take into consideration the following when making this assessment;

- our customer's payment history and how current they are on paying their outstanding receivables balance;
- our history of successfully collecting on past due or aged receivables from our customers;
- our customer's current financial condition and any circumstances of which we are aware that would affect our customer's ability to meet its financial obligations to us; and
- our judgments as to prevailing economic conditions in the industry and global economy and their effect on our customers.

If circumstances change, and the financial conditions of our customers are adversely affected and they are unable to meet their financial obligations to us, or the judgments used by us to determine a customer's allowance prove to be incorrect, we may need to record additional allowances. In addition, due to our concentrated customer base, the trade receivable balance owed by any one customer can be significant. As a result, if our assessment of the financial condition of our customers, even a single customer, proves to be incorrect, we would have to record additional and potentially significant allowances and bad debt expense, which would have a material adverse effect on our business, operating results, financial condition and cash flows.

Long-Lived Assets Valuation

Included in our long-lived assets are property, plant and equipment and definite-lived intangible assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. An impairment loss would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Based on our assessment of potential impairments during 2011, 2010, and 2009, there were no factors identified that would indicate an impairment of our long-lived assets.

Significant judgments and estimates by management are required to project cash flows and, if required, estimate the fair value of the long-lived assets. The estimated future cash flows are based upon, among other things, our strategic plans with regard to our business and operations, assumptions about expected future operating performance, and the interpretation of current and future economic indicators. To the extent that the judgments used by us to calculate our future cash flows prove to be inaccurate or there are significant changes in market conditions, the overall condition of the global economy or our strategic plans change, it is possible that our conclusions regarding long-lived asset impairment could change. This could result in significant impairment charges, which would have a material adverse effect on our business, operating results and financial position.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider past operating results, future market growth, forecasted earnings, historical and projected taxable income, the mix of earnings in the jurisdictions in which we operate, prudent and feasible tax planning strategies and statutory tax law changes in determining the need for a valuation allowance. If we were to determine that it is more likely than not that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income tax expense in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed. These changes to the valuation allowance, and resulting increases or decreases in income tax expense, could have a material effect on our operating results.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes, and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Results of Operations

The following table sets forth certain items in our consolidated statements of operations as a percentage of total revenues:

	Years Ended December 31,		
	2011	**2010**	**2009**
Revenues:			
Product sales	100.0%	100.0%	99.7%
Product sales—related party	0.0	0.0	0.3
Total revenues	100.0	100.0	100.0
Cost of revenues	48.6	48.9	55.7
Gross profit	51.4	51.1	44.3
Operating expenses:			
Research and development	22.0	16.7	21.4
Sales and marketing	4.2	4.2	5.4
General and administrative	7.1	7.5	8.9
Restructuring	0.0	0.0	2.7
Total operating expenses	33.3	28.4	38.4
Operating income	18.1	22.7	5.9
Other income (expense)	0.1	0.0	(0.3)
Income before income taxes	18.2	22.7	5.6
Income tax expense	4.7	5.7	2.7
Net income	13.5	17.0	2.9
Net loss attributable to noncontrolling interest in subsidiary	0.0	0.0	1.1
Net income attributable to Cymer, Inc.	13.5%	17.0%	4.0%

We develop, manufacture and market our products within two reportable business segments, Cymer and TCZ. Cymer's primary business is to design, manufacture and sell DUV and EUV light sources and installed base products for use in photolithography systems used in the manufacture of semiconductors. TCZ develops, integrates, markets and supports silicon crystallization tools used in the manufacture of high-resolution LTPS-LCD and OLED displays. The discussion which follows for revenues, cost of revenues and operating expenses includes our consolidated results and identifies those amounts associated with the TCZ segment, which are included in the consolidated amounts, for the years ended December 31, 2011, 2010 and 2009. Additional information regarding our reporting segments is contained in Note 16 to our Consolidated Financial Statements in Part II, Item 8 of this report.

Years Ended December 31, 2011 and 2010

Revenues. The following table summarizes the components of our revenue (in thousands, except units sold):

	Years Ended December 31,		Growth/Decline	
	2011	2010	Dollars	Percent
DUV:				
Light sources revenue	$208,333	$191,625	$16,708	9%
Light source units sold	154	124	30	
Light sources average selling price (1)	$ 1,398	$ 1,565	$ (167)	(11%)
EUV:				
Light sources revenue	$ 22,250	$ —	$22,250	
Light source units sold	3	—	3	
Light sources average selling price (1)	$ 7,417	$ —	$ 7,417	
TCZ:				
Silicon crystallization tools revenue	$ 2,775	$ 3,999	$ (1,224)	(31%)
Silicon crystallization tool units sold	1	1	—	
Silicon crystallization tools average selling price (1)	$ 3,700	$ 3,999	$ (299)	(7%)
Installed base product revenue	$360,854	$338,585	$22,269	7%
Total revenue	$594,212	$534,209	$60,003	11%

(1) For purposes of calculating the average selling price of our light sources and silicon crystallization tools, we have excluded the effect of deferred revenue between periods in order to present the actual average selling price per unit sold.

Total revenue, compared to the prior year, increased primarily due to continued demand for DUV light sources and installed base products as well as the sale of three EUV 3100 pilot sources during 2011. During the first half of the year, customers increased their investment in existing and new fab expansions; however, this demand softened in the second half of the year as chipmakers assessed their upcoming capital investment needs. The increase in DUV light sources revenues was primarily due to continued investments in ArF immersion light sources in support of 45nm and below chipmaking and an increase in purchases of KrF light sources when compared to the prior year. The average selling price of our DUV light sources decreased due to an increase in the percentage of light sources sold that were KrF, as KrF light source systems have a lower average selling price than ArF light source systems. Our installed base product revenue increased when compared to the prior year primarily due to our customers' continued adoption of our OnPulse product, an increase in DUV pulses utilized on our light sources by chipmaker customers and a higher percentage of those pulses generated by ArF systems. Additionally, we recorded TCZ segment revenue during 2011 and 2010 as a result of customer acceptance of our silicon crystallization tools.

Our DUV backlog includes only those orders for light sources and replacement parts for which we have accepted a purchase order from a customer, and that will be delivered to the customer within the following 12 months. In addition, our DUV backlog does not include service or support which will be provided to our customers in the future or under service contracts. Timing of delivery can be affected by many factors, including factors that cannot be easily predicted or controlled. Because it is the practice in our industry that customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period.

Our backlog for DUV light sources and replacement parts at December 31, 2011 was $48.2 million compared to $63.6 million at December 31, 2010. DUV bookings for 2011 and 2010 were relatively flat at $548.6 million and $547.6 million, respectively. The DUV book-to-bill ratio, which includes light sources and replacement parts, for 2011 was 0.96 compared to 1.04 for 2010. The decrease in the backlog and book-to-bill ratio reflects decreased orders for DUV light sources as chipmakers assess their upcoming capital investment needs.

We also had a backlog of $23.5 million for EUV 3100 sources and $34.4 million for silicon crystallization tools at December 31, 2011. Revenue will be recorded for these sources and tools when customer acceptance has occurred.

Sales to ASML, Nikon and Samsung amounted to 35%, 11% and 10%, respectively, of total revenue for 2011, and 30%, 15% and 10%, respectively, of total revenue for 2010.

Our sales to external customers consist of sales generated from each of the following geographic locations in which we do business (in thousands):

	Years Ended December 31,		Growth/Decline	
	2011	2010	Dollars	Percent
United States	$264,881	$210,837	$54,044	26%
Japan	100,931	107,006	(6,075)	(6%)
Korea	97,105	86,944	10,161	12%
Taiwan	59,498	57,627	1,871	3%
Other Asia (China and Singapore)	38,966	37,729	1,237	3%
Europe	32,831	34,066	(1,235)	(4%)
Total revenue	$594,212	$534,209	$60,003	11%

We anticipate that international sales will continue to account for a significant portion of our sales.

Cost of revenues. Cost of revenues includes direct material and labor, warranty expenses, license fees, manufacturing and service overhead. Cost of revenues also includes foreign exchange gains and losses on foreign currency forward exchange contracts ("forward contracts") associated with purchases of our products for resale under firm third-party sales commitments. Costs incurred for shipping and handling are included in cost of revenues at the time the related revenue is recognized. Amounts billed to a customer, if any, for shipping and handling are reported as revenue.

The cost of revenues increased 10.6% to $289.1 million for 2011 from $261.4 million for 2010. Gross profit increased to $305.1 million with a 51.4% gross margin for 2011 from $272.8 million with a 51.1% gross margin for 2010. The increase in gross profit over prior year was primarily due to the higher level of sales of light sources and installed based products. The increase in gross margin over the prior year was driven primarily by a decrease in costs associated with our installed base products, our continued focus on operational execution and a decrease in inventory write-downs. These improvements in gross margin were partially offset by the sale of three EUV sources at a low gross margin and an increase in freight expenses. Included in cost of revenue were $4.0 million and $5.1 million for 2011 and 2010, respectively, for our TCZ segment.

Research and development. Research and development expenses include costs of continuing product development projects, which consist primarily of employee and material costs, depreciation of equipment and other engineering related costs. Research and development expenses increased 46.5% to $130.6 million for 2011 from $89.2 million for 2010. This increase was primarily due to our increased investment in EUV source commercialization and development, including an increase in headcount related employee costs when compared to the prior year. In addition, we continue to increase our investment in our development of silicon crystal tools, and research and development expenses included $12.5 million and $7.7 million for 2011 and 2010, respectively, for our TCZ segment. As a percentage of total revenues, research and development expenses increased to 22.0% for the year ended December 31, 2011 from 16.7% for 2010.

Sales and marketing. Sales and marketing expenses include sales, marketing, customer support staff and other marketing expenses. Sales and marketing expenses increased 10.9% to $25.1 million for 2011 from $22.7 million for 2010. The increase in sales and marketing expenses primarily reflects an increase in employee related costs due to increased headcount and increased travel costs, which were partially offset by a decline in costs associated with our variable compensation programs when compared to the prior year. Included in sales and marketing expenses were $2.0 million and $2.2 million for 2011 and 2010, respectively, for our TCZ segment. As a percentage of total revenues, sales and marketing remained flat for 2011 at 4.2% when compared to 2010.

General and administrative. General and administrative expenses consist primarily of management and administrative personnel costs, professional services including external audit and consultant fees, and administrative operating costs. General and administrative expenses increased 5.0% to $41.8 million for 2011 from $39.8 million for 2010 primarily due to an increase in employee related costs due to increased headcount, increased outside service costs and lower bad debt recoveries in 2011 compared to 2010. These increases in expenses were partially offset by a decrease in costs associated with our variable compensation programs when compared to prior year. Included in general and administrative expenses were $1.0 million and $1.5 million for 2011 and 2010, respectively, for our TCZ segment. As a percentage of total revenues, general and administrative expenses decreased to 7.1% for the 2011 compared to 7.5% for 2010.

Other income (expense). Other income (expense) consists primarily of interest income earned on our investment portfolio, foreign currency exchange gains or losses associated with fluctuations in the value of the functional currencies of our foreign subsidiaries against the U.S. Dollar and other items that may be specific to a reporting period. Other income was $855,000 for 2011 compared to other expense of $32,000 for 2010. The increase in other income primarily reflects foreign currency exchange gains in 2011 compared to foreign currency exchange losses in 2010.

Income tax expense. Income tax expense of $28.2 million and $30.3 million reflect effective tax rates of 26.0% and 25.0% for 2011 and 2010, respectively. The slight increase in the effective tax rate for 2011 was primarily due to a decrease in federal research and development credits taken in 2011 compared to 2010. Additionally, during 2011 we recorded the following discrete items: a decrease in income tax expense of $4.8 million for a reduction in our net unrecognized tax benefits due primarily to the expirations of statute of limitations and an increase in income tax expense of $754,000 due to the change in certain foreign corporate tax rates, which reduced the balance of our deferred tax assets in those foreign subsidiaries. This compares to the following discrete items recorded during 2010: a net tax benefit of $324,000, which represents our estimate of TCZ net operating loss carryforwards we expect to utilize in the future given the retroactive revocation of TCZ's tax holiday in Singapore, and a net tax benefit in the United States of $1.2 million based on our estimate of the outcome of a foreign tax audit. We are currently negotiating settlement of this audit with the foreign tax authority and the United States Treasury Department, and our estimated benefit could change as negotiations evolve. Final resolution of this audit may not be known for several years.

Our future effective tax rate could be unfavorably affected by various factors, such as tax legislation and credits, particularly the federal research and development tax credit, which expired on December 31, 2011 and has not been reinstated, and the geographic compositions of our pre-tax income. Additionally, several of our subsidiaries are under audit or appeal. It is reasonably possible that the examination phase of these audits or appeals may conclude in the next 12 months, and that the related tax reserves or unrecognized tax benefits for uncertain tax positions may change, potentially having a material effect on our effective tax rate and our results of operations.

Years Ended December 31, 2010 and 2009

Revenues. The following table summarizes the components of our revenue (in thousands, except units sold):

	Years Ended December 31,		Growth/Decline	
	2010	2009	Dollars	Percent
DUV:				
Light sources revenue	$191,625	$ 68,925	$122,700	178%
Light source units sold	124	38	86	
Light sources average selling price (1)	$ 1,565	$ 1,852	$ (287)	(15%)
Installed base product revenue	$338,585	$238,739	$ 99,846	42%
Silicon crystallization tools revenue	$ 3,999	$ 0	$ 3,999	
Total revenue	$534,209	$307,664	$226,545	74%

(1) For purposes of calculating the average selling price, we have excluded the effect of deferred light source system revenue between periods in order to present the actual price per light source system sold.

Total revenue increased primarily due to improved market conditions and chipmaker customers' increased investment in new and existing fab expansions. The increase in light source revenues was primarily due to a higher level of investment in ArF light sources in support of 45nm and below immersion chipmaking as well as an increase in KrF light source purchases. The average selling price of our light sources decreased due to an increase in the percentage of light sources sold that were KrF, which have a lower average selling price than ArF light sources. Our installed base product revenue increased due to a continued rise in DUV pulses utilized on our light sources by chipmaker customers, increasing pulse value as the mix of ArF pulses continues to rise, and an increase in the number of installed base ArF light sources.

We also recorded our first TCZ segment revenue during 2010 for the relocation, installation and final acceptance of a silicon crystallization tool by a large Korean display manufacturer. There were no revenues associated with our TCZ segment in 2009.

Sales to ASML, Nikon and Samsung amounted to 30%, 15% and 10%, respectively, of total revenue for 2010, and 15%, 18% and 13%, respectively, of total revenue for 2009.

Our sales to external customers consist of sales generated from each of the following geographic locations in which we do business (in thousands):

	Years Ended December 31,		Growth/Decline	
	2010	2009	Dollars	Percent
United States	$210,837	$ 91,214	$119,623	131%
Japan	107,006	74,331	32,675	44%
Korea	86,944	60,725	26,219	43%
Taiwan	57,627	33,876	23,751	70%
Other Asia (China and Singapore)	37,729	23,856	13,873	58%
Europe	34,066	23,662	10,404	44%
Total revenue	$534,209	$307,664	$226,545	74%

Cost of revenues. The cost of revenues increased 52.7% to $261.4 million for 2010 from $171.3 million for 2009. Gross profit increased to $272.8 million with a 51.1% gross margin for 2010 from $136.4 million with a 44.3% gross margin for 2009. The increase in gross margin over prior year was driven primarily by our continued focus on operational execution, previously implemented cost structure improvements, improved manufacturing absorption, lower write downs of inventory, decreases in warranty expenses due to light source reliability improvements, and lower freight costs as a percentage of revenue. Included in cost of revenues for 2010 was $5.1 million related to the relocation, installation and final acceptance of our first silicon crystallization tool and installation costs on a second tool and $898,000 in 2009 for installation costs related to our TCZ segment.

Research and development. Research and development expenses increased 35.5% to $89.2 million for 2010 from $65.8 million for 2009. Research and development spending increased in 2010 as we raised our level of investment in EUV source development, increased headcount, and increased costs associated with variable compensation programs that are closely linked to improvements in business levels and company performance. In 2009, research and development expenses were negatively impacted by the reductions in workforce and adjusted spending on our DUV product portfolio. Research and development expenses included $7.7 million and $4.2 million for 2010 and 2009, respectively, for our TCZ segment. The increase in research and development expenses for TCZ is due primarily to assuming full ownership of the joint venture in January 2010. As a percentage of total revenues, research and development expenses decreased to 16.7% for 2010 from 21.4% for 2009.

Sales and marketing. Sales and marketing expenses increased 36.5% to $22.7 million for 2010 from $16.6 million for 2009. Included in sales and marketing expenses were $2.2 million and $2.3 million for 2010 and 2009, respectively, for our TCZ segment. The increase in sales and marketing expenses primarily reflects an increase in headcount and costs associated with variable compensation programs that are closely linked to improvements in business levels and company performance. As a percentage of total revenues, sales and marketing decreased to 4.2% for 2010 compared to 5.4% for 2009.

General and administrative. General and administrative expenses increased 44.4% to $39.8 million for 2010 from $27.6 million for 2009, primarily due to an increase in headcount and costs associated with variable compensation programs that are closely linked to improvements in business levels and company performance. These increases were partially offset by a decline in bad debt expense as a result of improved risk profiles and payment histories of certain of our customers compared to 2009. Included in general and administrative expenses were $1.5 million and $995,000 for 2010 and 2009, respectively, for our TCZ segment. As a percentage of total revenues, general and administrative expenses decreased to 7.5% for 2010 compared to 8.9% for 2009.

Restructuring. There were no restructuring expenses in 2010. During 2009, we reduced our worldwide workforce by approximately 26 percent or a total of 230 employees, as part of our cost reduction efforts in response to the deterioration in the lithography sector of the semiconductor capital equipment market at the time. These reductions in workforce affected only employees at our Cymer segment. As a result of these reductions in our workforce, we recorded restructuring expense of approximately $8.4 million during 2009.

Other income (expense). Other expense improved to $32,000 of net other income for 2010 primarily due to a negligible foreign currency loss compared to other expense of $918,000 for 2009 which was primarily due to foreign currency losses of $1.1 million as a result of the depreciation of the Korean Won against the U.S. Dollar at the beginning of 2009.

Income tax expense. Income tax expense of $30.3 million and $8.4 million reflect effective tax rates of 25% and 49% for 2010 and 2009, respectively. The decrease in the effective tax rate was due primarily to an increase in our research and development tax credits in 2010, the incurrence of foreign losses in 2009 that could not be benefited, and an increase in our ability to utilize the U.S. manufacturing benefit due to increased profitability in 2010. We recorded a net tax benefit in the United States of $1.2 million based on our estimate of the outcome of a foreign tax audit. We are currently negotiating settlement of this audit with the foreign tax authority and the

United States Treasury Department, and our estimated benefit could change as negotiations evolve. Final resolution of this audit may not be known for several years. We also recorded a net tax benefit in the United States of $324,000, which represents our estimate of TCZ net operating loss carryforwards we expect to utilize in the future given the retroactive revocation of TCZ's tax holiday in Singapore. The $324,000 net tax benefit represents the establishment of a $3.2 million deferred tax asset, offset by a valuation allowance of $2.9 million.

Liquidity and Capital Resources

In recent years, we have funded our operations primarily from cash generated from operations and proceeds from employee stock option exercises. We have also from time to time utilized cash to repurchase shares of our common stock. In summary, our cash flows were as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 116,459	$ 54,488	$ 34,259
Net cash used in investing activities	(166,221)	(10,655)	(35,460)
Net cash provided by (used in) financing activities	20,182	(9,963)	(132,911)
Effect of exchange rate changes on cash and cash equivalents	295	2,061	102
Net (decrease) increase in cash and cash equivalents	$ (29,285)	$ 35,931	$(134,010)

Operating Activities

Net cash provided by operating activities in 2011 primarily reflects net income for the year as adjusted to exclude the effects of non-cash charges, primarily depreciation, amortization, stock-based compensation and provision for deferred income taxes. Additionally, increases in deferred revenue of $28.8 million, related primarily to advance payments received from ASML for purchase orders under a multi-year supply agreement for EUV 3300 sources, and increases in other assets of $14.9 million, primarily related to income taxes receivable, contributed to positive operating cash flow. These increases in cash were offset partially by a $24.9 million decrease in other liabilities and a $14.7 million increase in inventories. The decrease in other liabilities primarily reflects the decrease in accrued payroll related to our variable cash compensation programs and a decrease in income taxes payable. The increase in inventories is primarily in support of EUV demand.

Net cash provided by operating activities in 2010 primarily reflects net income for the year as adjusted to exclude the effects of non-cash charges, primarily depreciation, amortization, stock-based compensation and provision for deferred income taxes. Additionally, increases in other liabilities of $21.4 million, primarily related to increases in accrued payroll related to variable cash compensation programs, and increases in deferred revenue of $8.7 million, related to advance payments received from ASML for purchase orders under a multi-year supply agreement for EUV 3100 pilot sources and advance payments for a silicon crystallization tool, contributed to positive operating cash flow. These increases in operating cash flow were offset partially by a $48.7 million increase in accounts receivable, a $30.7 million increase in inventory and a $27.9 million increase in other assets, primarily related to income taxes receivable. The increase in accounts receivable results primarily from the increase in revenue and, to a lesser extent, an increase in days sales outstanding to 79 days at December 31, 2010 from 75 days at December 31, 2009. The increase in inventory is due primarily to the production of EUV sources. The increase in income taxes receivable is due primarily to the reinstatement of the research and development credit at the end of 2010.

Net cash provided by operating activities in 2009 primarily reflects net income for the year as adjusted to exclude the effects of non-cash charges, primarily depreciation, amortization and stock-based compensation, a reduction in inventory levels, and increases in accounts payable and deferred revenue. The $4.4 million decrease in inventory was primarily due to decreases in our spare parts inventory levels during 2009. These decreases in our spare parts inventory levels were partially offset by increases in inventory related to EUV sources and silicon crystallization tools. These increases in inventory also resulted in an increase in accounts payable of $9.3 million.

The increase in deferred revenue of $7.4 million primarily reflects advance payments received from ASML during 2009 for purchase orders under a multi-year supply agreement for EUV 3100 pilot sources. These increases in operating cash flow were offset by increases in accounts receivable and decreases in other liabilities. The increase in accounts receivable was primarily the result of a higher level of shipments occurring later in the fourth quarter, which resulted in higher accounts receivable balances at the end of the year. The decrease in other liabilities was primarily due to the decrease in our warranty provision as a result of reduced sales and the lower number of light sources under warranty at December 31, 2009.

Investment Activities

Net cash used in investing activities in 2011 of $166.2 million reflects purchases of investments, net of proceeds from sales of investments, of $137.2 million, capital expenditures of $25.3 million primarily related to our EUV research, development and commercial production efforts, and the acquisition of eDiag for $3.8 million, net of cash acquired, as noted below.

On April 1, 2011, we acquired all of the outstanding equity of eDiag for consideration totaling $15.0 million payable in cash, with $6.0 million paid on April 1, 2011 and $3.0 million payable on each of April 1, 2012, 2013 and 2014. We acquired $2.2 million in cash as part of the acquisition. There was no debt assumed with the acquisition. Additionally, we entered into a services agreement with the president and previous majority stockholder of eDiag that pays him $2.5 million on April 1, 2015 and $2.5 million on April 1, 2016, if he continues his employment with us through those dates.

Net cash used in investing activities in 2010 of $10.7 million was due primarily to the timing of short-term investments that matured and were reinvested during the period as well as capital expenditures primarily related to our EUV research, development and commercial production efforts.

Net cash used in investing activities in 2009 consisted primarily of $28.3 million of purchases of short-term and long-term securities, net of reinvestment of such securities during the year. In addition, cash used in investing activities included the acquisition of $7.2 million of property, plant and equipment, a significant portion of which relates to equipment associated with our EUV research, development and commercial production efforts, software and equipment purchases, and equipment purchases related to TCZ.

Financing Activities

The primary sources of cash provided by financing activities during 2011 are $16.3 million of proceeds from the exercise of employee stock options and $4.0 million of excess tax benefits related to the stock option exercises.

Net cash used in financing activities in 2010 primarily reflects the repurchase of $19.3 million of our common stock and $2.2 million for the purchase of the non-controlling interest in TCZ. These uses of cash were partially offset by $9.4 million received from the exercise of employee stock options and purchases under the employee stock purchase plan and $2.1 million of excess tax benefits related to stock option exercises.

Net cash used in financing activities in 2009 primarily reflects the payment of $140.7 million for the redemption of our outstanding convertible subordinated notes that matured on February 15, 2009. This payment was partially offset by proceeds received from the exercise of employee stock options and purchases under the employee stock purchase plan totaling $6.7 million, an additional cash investment in TCZ from Zeiss, the former TCZ minority shareholder, and excess tax benefits from stock option exercises.

Effect of Exchange Rate Changes

Most of our foreign subsidiaries operate in currencies other than the U.S. Dollar, and a substantial portion of their cash balances can be denominated in these foreign currencies. As a result, our cash and cash equivalent balances are subject to the effects of the fluctuations in these currencies against the U.S. Dollar at the end of each reporting period. Several of the foreign currencies in which our subsidiaries operate have experienced volatility over the past several years. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms, was an increase in cash of $295,000, $2.1 million and $102,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, cash and cash equivalents were positively affected by $478,000 due to the Japanese Yen strengthening against the U.S. Dollar and the effect it had on the cash balances held at our Japanese subsidiary. This increase was partially offset by $91,000 due to the weakening of the Taiwan Dollar against the U.S. Dollar.

For the year ended December 31, 2010, cash and cash equivalents were positively affected by $1.8 million due to the Japanese Yen strengthening against the U.S. Dollar and the effect it had on the cash balances held at our Japanese subsidiary. In addition, volatility of the Korean Won against the U.S. Dollar throughout the year positively affected cash and cash equivalents by $479,000. These increases were offset by $341,000 due to the weakening of the Euro against the U.S. Dollar.

For the year ended December 31, 2009, cash and cash equivalents were positively affected by $726,000 due to the Korean Won and the Euro strengthening against the U.S. Dollar and the effect it had on the cash balances denominated in these currencies held at our subsidiary offices. This increase was offset by $652,000 due to the weakening of the Japanese Yen against the U.S. Dollar.

Prospective Capital Needs

We require substantial resources to fund the operations of our business, particularly to fund our investment in new technologies, including inventory and capital in support of these technologies. We expect purchases of property, plant and equipment in 2012 to be approximately $30.0 million to $50.0 million, a significant portion of which will relate to purchases of equipment and facility improvements associated with development and manufacturing of our EUV sources and equipment to support our installed base product offerings. In addition, we require resources to fund our normal operations.

We believe that our operating cash flows, together with our current cash, cash equivalents and marketable securities will be sufficient to cover our working capital needs for our normal operations, and our investments in our new technologies, including EUV and silicon crystallization tools, for at least the next 12 months. It is possible that we may need to raise additional funds to finance our activities or to acquire assets, products or new technologies beyond the next 12 months. We may also decide that it is prudent in the current business and economic environment to secure commitments to access additional capital, including equity or debt securities, to protect our long term liquidity position. As of December 31, 2011, we have approximately $38.0 million of cash and cash equivalents in foreign subsidiaries. In the event these cash amounts are needed to fund operations in the U.S., we believe we would not be liable for U.S. taxes in connection with repatriating these funds given that these funds would be used to repay existing intercompany payables and/or loans due to the U.S. parent company.

In April 2008, our board of directors authorized us to repurchase up to $100.0 million of our common stock. During 2011, we had no purchases under this program. At December 31, 2011, $57.8 million remains available for share repurchases under this program.

Our future capital requirements may vary materially from those currently planned. We anticipate that the amount of capital we will need in the future will depend on many factors, including:

- the required investments in our new technologies such as EUV light sources and TCZ silicon crystallization tools and in the products derived from them;
- the market acceptance of our products;

- the overall levels of sales of our products and gross profit margins;
- general economic and political conditions and specific conditions in the markets in which we operate, including the volatility in the semiconductor industry, and trends in the semiconductor markets in various geographic regions, including seasonality in sales of consumer products into which semiconductors are incorporated;
- the timing and requirements of spending to support product development efforts for our current technologies and other operating costs;
- our competitors' responses to our products and our anticipation of and responses to their products;
- our manufacturing activity;
- the levels of inventory and accounts receivable that we maintain;
- the inability of certain of our customers who depend on credit to have access to their traditional sources of credit to finance the purchase of products from us, particularly during changing or adverse global economic conditions, which may lead them to reduce their level of purchases or to seek credit or other accommodations from us;
- competitive labor market compensation requirements;
- acquisitions of assets, products or new technologies;
- repurchases of our common stock;
- capital improvements for new and existing facilities; and
- our relationships with suppliers and customers.

Transactions with Related Parties

Under our audit committee charter, our audit committee is responsible for reviewing and approving all related party transactions on a quarterly basis. In addition, our board of directors determines annually whether any related party relationships exist among the directors which would interfere with the judgment of individual directors in carrying out his responsibilities as director. We did not have any related party transactions in 2011.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2011 (in thousands):

	Payments Due By Period					
Contractual obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**	**Other**
Purchase obligations (1)	$172,960	$172,960	$ —	$ —	$ —	$ —
Operating leases	4,836	2,368	1,782	686	—	—
Capital leases	799	305	494	—	—	—
Other long-term liabilities (2)	29,907	3,273	7,250	829	6,186	12,369
	$208,502	$178,906	$9,526	$1,515	$6,186	$12,369

(1) Purchase obligations represent outstanding purchase commitments by us at December 31, 2011, including purchase orders that have cancellation provisions requiring little or no payment. The amounts are included in the table above because management believes that cancellation of these purchase orders is unlikely and expects to make future cash payments according to the contractual terms or in similar amounts for similar materials.

(2) Other long-term liabilities primarily represent liabilities for uncertain tax positions, deferred compensation, future payments associated with the eDiag acquisition, and post-retirement benefits related to our foreign

pension plan. The timing of payments resulting from uncertain tax positions will depend on a number of factors and we are unable to project if and when this might occur, if at all, within the next five years. Accordingly, we cannot make reasonable estimates of the amount and period of potential cash settlements, if any, with taxing authorities. Therefore, we have included $12.4 million of long-term income taxes payable in the column marked "Other". The timing of payments of deferred compensation in the table above represents the current elections by participants, which are subject to change.

Off Balance Sheet Arrangements

At December 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest, or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships with or enter into transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

Recently Issued Accounting Standards

See Note 1 to our Consolidated Financial Statements in Part II, Item 8 of this report for a description of recent accounting standards, including our expected dates of adoption and the estimated effects on our results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We conduct business in several international currencies through our global operations. Our foreign currency hedging program manages fluctuations in the value of the Euro, Japanese Yen, South Korean Won and the Taiwanese Dollar. Our foreign currency risk falls into two primary categories.

First, we are subject to uncertain gross profit margins when we forecast selling products in one currency and the product costs are denominated in a different currency, primarily for the purchases of our products for resale under firm third-party sales commitments. In this instance, we enter into derivative financial instruments; principally forward contracts, which we designate as cash flow hedges in order to mitigate fluctuations in the gross profit margins of these forecasted transactions. We also occasionally enter into derivative financial instruments, principally forward contracts, which we designate as cash flow hedges when we anticipate purchases of capital assets in a currency other than the functional currency of the entity purchasing the asset.

Forward contracts on forecasted transactions that hedge uncertain gross profit margins generally qualify for cash flow hedge accounting treatment. The effective portion of the gain or loss on the cash flow hedge is reported as a component of accumulated other comprehensive income or loss and is reclassified into earnings when the hedged transaction affects earnings. Once the underlying hedged transaction is recorded, we de-designate the derivative, cease to apply hedge accounting treatment to the transaction and record any further gains or losses to other income (expense). If all or a portion of the forecasted transaction were cancelled, this would render all or a portion of the cash flow hedge ineffective and we would reclassify the ineffective portion of the hedge into other income (expense). We generally have not experienced ineffectiveness of cash flow hedges from cancelled transactions.

The second category of foreign currency risk occurs when transactions are recorded to our consolidated financial statements in a currency other than the applicable entity's functional currency and the cash settlement of the transaction occurs at some point in the future. When transactions in non-functional currency are recorded to our consolidated financial statements, any changes in the recorded amounts resulting from fluctuations in the value of that currency will be recorded to other income (expense). In order to mitigate these revaluation gains and losses, we enter into derivative financial instruments, principally forward contracts. The forward contracts that hedge transactions that have been recorded to our consolidated financial statements are not designated as hedges, and we record changes in their fair value to other income (expense) in order to attempt to offset gains and losses on the underlying transactions. We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 20% for all currencies could be experienced in the near term. These changes would have resulted in an increase to income before income taxes of approximately $169,000 at December 31, 2011 and a decrease to income before income taxes of approximately $100,000 at December 31, 2010. These amounts are after consideration of the offsetting effect of approximately $12.4 million and $7.3 million at December 31, 2011 and 2010, respectively from forward exchange contracts in place at that time. These reasonably possible adverse changes in foreign currency exchange rates of 20% were applied to net assets and liabilities denominated in currencies other than the functional currencies at the balance sheet dates to compute the adverse effect these changes would have had on our income before income taxes in the near term.

At December 31, 2011, we had outstanding forward contracts to buy $38.0 million in exchange for South Korean Won, $15.0 million in exchange for Taiwanese Dollars, and to sell $69.6 million in exchange for Japanese Yen and $1.4 million in exchange for Euros. These contracts expire on various dates through August 2012. The fair value of all our forward contracts totaled an asset of $371,000 and a liability of $1.91 million at December 31, 2011.

Investment Risk

We maintain an investment portfolio consisting primarily of government and corporate fixed income securities, commercial paper and money market funds. While it is our general intent to hold such securities until maturity, we will occasionally sell certain securities for cash flow purposes. Therefore, our investments are classified as available-for-sale and are carried on the balance sheet at fair value. If interest rates were to increase instantaneously and uniformly by 100 basis points, the fair market value of our investment portfolio as of December 31, 2011 and 2010 would decrease by approximately $1.4 million and $289,000, respectively.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is included in Part IV Items 15(a)(1) and (2) of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2011, have concluded that as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

2. Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).

   We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, we have concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

   KPMG LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2011 and their report appears on page F-2 of this Annual Report on Form 10-K.

3. Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

4. Inherent Limitations on the Effectiveness of Internal Control. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Item 9B. Other Information

None.

PART III

Certain information required by Part III of this Annual Report on Form 10-K is omitted from this report because we expect to file a definitive proxy statement for our 2012 Annual Meeting of Stockholders (the "Proxy Statement") within 120 days after the end of our fiscal year pursuant to Regulation 14A promulgated under the Exchange Act, and the information included in the Proxy Statement is incorporated herein by reference to the extent provided below. With the exception of the information specifically incorporated herein by reference from our definitive Proxy Statement into this Annual Report on Form 10-K, our definitive Proxy Statement shall not be deemed to be filed as part of this Annual Report. Without limiting the foregoing, the information contained in the sections entitled "Report of the Audit Committee" and the "Report of the Compensation Committee" in our definitive Proxy Statement is not incorporated by reference into this Annual Report on Form 10-K or deemed "filed" with the SEC.

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

The information required by Item 10 of Form 10-K regarding our directors is incorporated herein by reference to the information contained in the section entitled "Proposal 1—Election of Directors" in our definitive Proxy Statement.

Executive Officers

The information required by Item 10 of Form 10-K regarding our executive officers is disclosed in Part I, Item I of this Annual Report under the section entitled "Executive Officers."

Corporate Governance

The information required by Item 10 of Form 10-K regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement.

The information required by Item 10 of Form 10-K regarding the members of our Audit Committee and our Audit Committee financial expert is incorporated herein by reference to the information contained in the section entitled "Information Regarding the Board of Directors and its Committees—Audit Committee" in our definitive Proxy Statement.

The information required by Item 10 of Form 10-K regarding the procedures by which stockholders may recommend candidates for director to the Nominating and Corporate Governance Committee is incorporated herein by reference to the information contained in the "Questions and Answers About These Proxy Materials and Voting" section and the section entitled "Information Regarding the Board of Directors and its Committees—Nominating and Corporate Governance Committee" in our definitive Proxy Statement.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions. We have posted the code of ethics on our website which can be accessed at *http://www.cymer.com* under "Investors." In addition, we will promptly disclose on our website (1) the nature of any amendment to the code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of the code of ethics that is granted to one of these specified officers, and the name of such person who is granted the waiver on our website in the future.

Item 11. Executive Compensation.

The information required by Item 11 of Form 10-K regarding executive compensation is incorporated herein by reference to the information contained in the sections entitled "Executive Compensation" and "Director Compensation" in our definitive Proxy Statement.

The information required by Item 11 of Form 10-K regarding compensation committee interlocks and insider participation and the report of the Compensation Committee of our Board of Directors is incorporated herein by reference to the information contained in the sections entitled "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Form 10-K regarding equity compensation plans under which our common stock may be issued as of December 31, 2011 is incorporated herein by reference to the information contained in the section entitled "Equity Compensation Plan Information" in our definitive Proxy Statement. The information required by Item 12 of Form 10-K regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Form 10-K regarding transactions with related persons, promoters and certain control persons, if any, is incorporated herein by reference to the information contained in the section entitled "Certain Relationships and Related Transactions" in our definitive Proxy Statement. The information required by Item 13 of Form 10-K regarding director independence is incorporated herein by reference to the information contained in the section entitled "Information Regarding the Board of Directors and its Committees—Independence of the Board of Directors" in our definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Form 10-K is incorporated herein by reference to the information contained in the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policies and Procedures" in our definitive Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

(1)(2) ***Financial Statements and Financial Statement Schedule.*** The following Consolidated Financial Statements of Cymer, Inc., Financial Statement Schedule and Reports of Independent Registered Public Accounting Firm are included in a separate section of this Annual Report on Form 10-K beginning on page F-1:

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in our consolidated financial statements or the notes thereto.

(3) ***Exhibits.*** The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K. Each management contract or compensatory plan or arrangement is identified separately in item 15(b) hereof.

(b) **Exhibits.**

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

3.1	Second Amended and Restated Articles of Incorporation of Cymer, Inc. (incorporated herein by reference to Exhibit 3.1 to Cymer's Registration Statement on Form S-1, Registration No. 333-08383).
3.2	Amendment of Articles of Incorporation of Cymer, Inc. (incorporated herein by reference to Exhibit 3.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
3.3	Bylaws of Cymer, as amended and restated (incorporated herein by reference to Exhibit 3.1 to Cymer's Form 8-K filed on November 25, 2009).
10.1#	Form of Indemnification Agreement with Directors and Officers (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on November 23, 2010).
10.2#	1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.3#	Form of Stock Option Agreement used in connection with the 1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 to Cymer's Registration Statement on Form S-8, Registration No. 333-48242).

10.4#	1996 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on May 19, 2006).
10.5#	2000 Equity Incentive Plan (formerly known as the 2000 Nonstatutory Stock Option Plan and incorporated herein by reference to Exhibit 99.4 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.6#	Form of Stock Option Agreement used in connection with the 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.5 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.7#	Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on May 27, 2009).
10.8#	Form of Stock Option Grant Notice and form of Stock Option Agreement used in connection with the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Cymer's Current Report on Form 8-K filed on May 20, 2005, File No. 333-39101).
10.9#	Form of Stock Unit Grant Notice and Form of Stock Unit Agreement used in connection with the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.10#	Form of Stock Unit Grant Notice and Form of Stock Unit Agreement for use with the Long-Term Bonus Program under the 2005 Amended and Restated Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on December 21, 2007).
10.11#	Form of Performance Restricted Stock Unit Notice and Form of Performance Restricted Stock Unit Agreement for use with the Long-Term Incentive Program under the 2005 Amended and Restated Equity Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2008).
10.12#	Form of Performance Restricted Stock Unit Grant Notice for use with the Long-Term Incentive Program under the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
10.13#	2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on May 23, 2011).
10.14#	Form of Stock Option Grant Notice used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).
10.15#	Form of Stock Option Agreement used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.3 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).
10.16#	Form of Restricted Stock Unit Grant Notice used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.4 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).
10.17#	Form of Restricted Stock Unit Agreement used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.5 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).
10.18#	Form of Performance Restricted Stock Unit Notice used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.6 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).

10.19#	Form of Performance Restricted Stock Unit Agreement used in connection with the 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.7 to Cymer's Registration Statement on Form S-8, Registration No. 333-175375).
10.20#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Robert P. Akins and Cymer (incorporated herein by reference to Exhibit 10.15 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2008).
10.21#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Edward Brown, Jr. and Cymer (incorporated herein by reference to Exhibit 10.16 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2008).
10.22#	Employment Agreement, effective as of December 19, 2009, by and between Paul B. Bowman and Cymer (incorporated by reference to Exhibit 10.16 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2009).
10.23#	Employment Agreement, effective as of December 1, 2010, by and between Karen K. McGinnis and Cymer (incorporated by reference to Exhibit 10.17 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2010).
10.24#	Summary description of Cymer, Inc. Short-Term Incentive Program (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
10.25#	Summary description of Cymer, Inc. Long-Term Incentive Bonus Program, effective January 1, 2008 (incorporated herein by reference to Exhibit 10.21 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.26#	Summary description of Cymer, Inc. Long-Term Incentive Program, effective January 1, 2009 (incorporated herein by reference to Exhibit 10.23 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2008).
10.27#	Summary description of Cymer, Inc. Long-Term Incentive Program, effective January 1, 2010 (incorporated herein by reference to Exhibit 10.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
10.28#	Summary description of Cymer, Inc. Long-Term Incentive Program, (incorporated herein by reference to Exhibit 10.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.29#	Executive Nonqualified Excess Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).
10.30#	Amended and Restated Executive Option and Group Health Coverage Extension Program (incorporated herein by reference to Exhibit 10.24 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
21.1	Subsidiaries of Cymer.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (reference is made to the signature page).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

# Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYMER, INC.

By: /s/ ROBERT P. AKINS

Robert P. Akins,
Chief Executive Officer
and Chairman of the Board

Dated: February 16, 2012

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert P. Akins, Paul B. Bowman and Karen K. McGinnis, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substituted, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ ROBERT P. AKINS **Robert P. Akins**	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	February 16, 2012
/s/ PAUL B. BOWMAN **Paul B. Bowman**	Senior Vice President and Chief Financial Officer *(Principal Financial Officer)*	February 16, 2012
/s/ KAREN K. MCGINNIS **Karen K. McGinnis**	Vice President, Corporate Controller and Chief Accounting Officer *(Principal Accounting Officer)*	February 16, 2012
/s/ CHARLES J. ABBE **Charles J. Abbe**	Director	February 16, 2012
/s/ EDWARD H. BRAUN **Edward H. Braun**	Director	February 16, 2012
/s/ MICHAEL R. GAULKE **Michael R. Gaulke**	Director	February 16, 2012
/s/ WILLIAM G. OLDHAM **William G. Oldham**	Director	February 16, 2012
/s/ ERIC M. RUTTENBERG **Eric M. Ruttenberg**	Director	February 16, 2012
/s/ PETER J. SIMONE **Peter J. Simone**	Director	February 16, 2012
/s/ YOUNG K. SOHN **Young K. Sohn**	Director	February 16, 2012
/s/ JON D. TOMPKINS **Jon D. Tompkins**	Director	February 16, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cymer, Inc.:

We have audited the accompanying consolidated balance sheets of Cymer, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cymer, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule of valuation and qualifying accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cymer Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Diego, California
February 16, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cymer, Inc.:

We have audited Cymer, Inc.'s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cymer, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A2. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cymer, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cymer, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three year period ended December 31, 2011, and the related consolidated financial statement schedule, and our report dated February 16, 2012 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/s/ KPMG LLP

San Diego, California
February 16, 2012

CYMER, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 125,027	$ 154,312
Restricted cash	5,903	0
Short-term investments	124,712	54,964
Accounts receivable, net	123,970	127,747
Inventories	221,740	213,002
Deferred income taxes	26,963	11,961
Other current assets	35,601	55,027
Total current assets	663,916	617,013
Long-term investments	73,811	7,506
Property, plant and equipment, net	119,015	104,705
Deferred income taxes	34,591	35,690
Goodwill	16,792	8,833
Intangible assets, net	9,928	7,645
Other assets	9,691	5,939
Total assets	$ 927,744	$ 787,331
LIABILITIES		
Current liabilities:		
Accounts payable	$ 38,876	$ 27,731
Deferred revenue	56,546	30,593
Deferred income taxes	171	0
Other current liabilities	49,619	68,121
Total current liabilities	145,212	126,445
Deferred revenue	5,871	690
Deferred income taxes	1,463	21
Other liabilities	27,255	21,920
Total liabilities	179,801	149,076
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
EQUITY		
Cymer, Inc. stockholders' equity:		
Preferred stock, authorized 5,000,000 shares; $.001 par value; no shares issued or outstanding	0	0
Common stock, authorized 100,000,000 shares; $.001 par value; 44,022,000 shares issued and 30,610,000 shares outstanding at December 31, 2011; 43,232,000 shares issued and 29,820,000 shares outstanding at December 31, 2010	44	43
Additional paid-in capital	658,755	620,272
Treasury stock, at cost (13,412,000 common shares at December 31, 2011 and December 31, 2010)	(492,890)	(492,890)
Accumulated other comprehensive loss	(11,918)	(2,881)
Retained earnings	593,952	513,711
Total equity	747,943	638,255
Total liabilities and equity	$ 927,744	$ 787,331

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31, 2011	2010	2009
Revenues:			
Product sales	$594,212	$534,209	$306,795
Product sales, related party	0	0	869
Total revenues	594,212	534,209	307,664
Cost of revenues	289,076	261,442	171,250
Gross profit	305,136	272,767	136,414
Operating expenses:			
Research and development	130,638	89,193	65,809
Sales and marketing	25,126	22,656	16,603
General and administrative	41,793	39,802	27,569
Restructuring	0	0	8,407
Total operating expenses	197,557	151,651	118,388
Operating income	107,579	121,116	18,026
Other income (expense)			
Foreign currency exchange gain (loss)	742	(6)	(1,107)
Impairment of investments	0	0	(291)
Interest income	848	524	1,374
Interest expense	(741)	(605)	(1,029)
Other income	6	55	135
Total other income (expense)	855	(32)	(918)
Income before income taxes	108,434	121,084	17,108
Income tax expense	28,193	30,271	8,389
Net income	$ 80,241	$ 90,813	$ 8,719
Net loss attributable to noncontrolling interest in subsidiary	0	148	3,257
Net income attributable to Cymer, Inc.	$ 80,241	$ 90,961	$ 11,976
Earnings per share:			
Basic	$ 2.63	$ 3.05	$ 0.40
Diluted	$ 2.58	$ 3.02	$ 0.40
Weighted average shares outstanding:			
Basic	30,469	29,777	29,738
Diluted	31,101	30,124	29,945

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Net income	$80,241	$90,813	$ 8,719
Other comprehensive income (loss):			
Foreign currency translation adjustments	(8,400)	5,588	(2,298)
Unrealized gains (losses) on available for sale investments, net of income tax expense (benefit) of $4, $(7), and $(97) for 2011, 2010 and 2009, respectively	1	(10)	(159)
Unrealized (losses) gains on foreign currency forward exchange contracts, net of income tax (benefit) expense of $(595), $(42), and $154 for 2011, 2010 and 2009, respectively	(971)	(62)	226
Unrealized pension gains (losses), net of income tax expense (benefit) of $229, $(65), and $(43), for 2011, 2010 and 2009, respectively	333	(117)	(50)
Total other comprehensive income (loss)	(9,037)	5,399	(2,281)
Comprehensive income	$71,204	$96,212	$ 6,438
Comprehensive loss attributable to noncontrolling interest in subsidiary	0	148	3,257
Comprehensive income attributable to Cymer, Inc.	$71,204	$96,360	$ 9,695

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total	Noncontrolling Interest	Total
	Shares	Amount		Shares	Amount					
BALANCE, DECEMBER 31, 2008	**42,461**	**$42**	**$586,539**	**(12,852)**	**($473,580)**	**($ 5,999)**	**$410,774**	**$517,776**	**$ 4,848**	**$522,624**
Exercise of common stock options	232	1	6,202	0	0	0	0	6,203	0	6,203
Issuance of shares upon vesting of restricted stock unit awards	37	0	0	0	0	0	0	0	0	0
Issuance of employee stock purchase plan shares	21	0	622	0	0	0	0	622	0	622
Employee stock-based compensation	0	0	5,667	0	0	0	0	5,667	0	5,667
Income tax shortfall from stock option exercises	0	0	(716)	0	0	0	0	(716)	0	(716)
Contribution by noncontrolling interest	0	0	0	0	0	0	0	0	800	800
Net income	0	0	0	0	0	0	11,976	11,976	(3,257)	8,719
Other comprehensive income:										
Foreign currency translation adjustments	0	0	0	0	0	(2,298)	0	(2,298)	0	(2,298)
Unrealized losses on available-for-sale investments, net of tax	0	0	0	0	0	(159)	0	(159)	0	(159)
Unrealized gains on forward exchange contracts, net of tax	0	0	0	0	0	226	0	226	0	226
Unrealized pension losses, net of tax	0	0	0	0	0	(50)	0	(50)	0	(50)
BALANCE, DECEMBER 31, 2009	**42,751**	**$43**	**$598,314**	**(12,852)**	**($473,580)**	**($ 8,280)**	**$422,750**	**$539,247**	**$ 2,391**	**$541,638**
Exercise of common stock options	349	0	8,803	0	0	0	0	8,803	0	8,803
Issuance of shares upon vesting of restricted stock unit awards	113	0	0	0	0	0	0	0	0	0
Issuance of employee stock purchase plan shares	19	0	632	0	0	0	0	632	0	632
Employee stock-based compensation	0	0	10,603	0	0	0	0	10,603	0	10,603
Income tax benefit from stock option exercises	0	0	1,863	0	0	0	0	1,863	0	1,863
Repurchases of common stock into treasury	0	0	0	(560)	(19,310)	0	0	(19,310)	0	(19,310)
Acquisition of noncontrolling interest in subsidiary	0	0	57	0	0	0	0	57	(2,243)	(2,186)
Net income	0	0	0	0	0	0	90,961	90,961	(148)	90,813
Other comprehensive income:										
Foreign currency translation adjustments	0	0	0	0	0	5,588	0	5,588	0	5,588
Unrealized losses on available-for-sale investments, net of tax	0	0	0	0	0	(10)	0	(10)	0	(10)
Unrealized losses on forward exchange contracts, net of tax	0	0	0	0	0	(62)	0	(62)	0	(62)
Unrealized pension losses, net of tax	0	0	0	0	0	(117)	0	(117)	0	(117)
BALANCE, DECEMBER 31, 2010	**43,232**	**$43**	**$620,272**	**(13,412)**	**($492,890)**	**($ 2,881)**	**$513,711**	**$638,255**	**$ 0**	**$638,255**
Exercise of common stock options	459	1	15,486	0	0	0	0	15,487	0	15,487
Issuance of shares upon vesting of restricted stock unit awards	313	0	0	0	0	0	0	0	0	0
Issuance of employee stock purchase plan shares	18	0	792	0	0	0	0	792	0	792
Employee stock-based compensation	0	0	18,118	0	0	0	0	18,118	0	18,118
Income tax benefit from stock option exercises	0	0	4,087	0	0	0	0	4,087	0	4,087
Net income	0	0	0	0	0	0	80,241	80,241	0	80,241
Other comprehensive income:										
Foreign currency translation adjustments	0	0	0	0	0	(8,400)	0	(8,400)	0	(8,400)
Unrealized gains on available-for-sale investments, net of tax	0	0	0	0	0	1	0	1	0	1
Unrealized losses on forward exchange contracts, net of tax	0	0	0	0	0	(971)	0	(971)	0	(971)
Unrealized pension gains, net of tax	0	0	0	0	0	333	0	333	0	333
BALANCE, DECEMBER 31, 2011	**44,022**	**$44**	**$658,755**	**(13,412)**	**($492,890)**	**($11,918)**	**$593,952**	**$747,943**	**$ 0**	**$747,943**

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Operating activities:			
Net income	$ 80,241	$ 90,813	$ 8,719
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	20,291	19,223	21,057
Stock-based compensation	18,118	10,603	5,667
Bad debt (recoveries) expense	(306)	(843)	2
Excess tax benefits from stock option exercises	(4,017)	(2,087)	(267)
Provision for deferred income taxes	(8,929)	12,755	(634)
Loss on disposal or impairment of property, plant and equipment	127	609	1,881
Write-down of investments	0	0	291
Change in assets and liabilities:			
Restricted cash	(5,903)	1,235	(1,200)
Accounts receivable	3,885	(48,659)	(12,651)
Accounts receivable, related party	0	732	86
Inventories	(14,678)	(30,698)	4,361
Other assets	14,894	(27,947)	(2,684)
Accounts payable	8,857	7,976	5,429
Accounts payable, related party	0	(9,284)	3,876
Deferred revenue	28,806	8,665	7,379
Other liabilities	(24,927)	21,395	(7,053)
Net cash provided by operating activities	116,459	54,488	34,259
Investing activities:			
Acquisition of property, plant and equipment	(25,250)	(15,810)	(7,208)
Cash paid for acquisition of eDiag, net of cash acquired	(3,785)	0	0
Purchases of investments	(305,172)	(100,056)	(94,161)
Proceeds from sold or matured investments	167,986	105,211	65,909
Net cash used in investing activities	(166,221)	(10,655)	(35,460)
Financing activities:			
Proceeds from issuance of common stock	16,320	9,446	6,744
Excess tax benefits from stock option exercises	4,017	2,087	267
Payments under capital lease obligations	(155)	0	0
Repurchase of common stock into treasury	0	(19,310)	0
Purchase of noncontrolling interest	0	(2,186)	0
Repayment of convertible subordinated note	0	0	(140,722)
Cash investment in joint venture received from minority shareholder	0	0	800
Net cash provided by (used in) financing activities	20,182	(9,963)	(132,911)
Effect of exchange rate changes on cash and cash equivalents	295	2,061	102
Net (decrease) increase in cash and cash equivalents	(29,285)	35,931	(134,010)
Cash and cash equivalents at beginning of the year	154,312	118,381	252,391
Cash and cash equivalents at end of the year	$ 125,027	$ 154,312	$ 118,381
Supplemental disclosure of cash flow information:			
Interest paid	$ 234	$ 405	$ 2,803
Income taxes paid	$ 35,070	$ 42,295	$ 11,232
Supplemental disclosure of non-cash operating, investing and financing activities:			
Net increase (decrease) in acquisition of property and equipment included in accounts payable	$ 1,443	$ (1,774)	$ 2,497
Net decrease (increase) in in-transit proceeds from issuance of common stock	$ 41	$ (11)	$ 81
Property and equipment acquired under capital lease obligations	$ 738	$ 136	$ 0
Future install payments for acquisition of eDiag	$ 8,412	$ 0	$ 0

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Nature of Operations

Cymer, Inc., together with its wholly-owned subsidiaries, is engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry. We sell replacement parts and support services directly to our chipmaker customer as well as to our lithography tool manufacturer customers. Our TCZ reporting segment develops, integrates, markets, and supports silicon crystallization tools used in the manufacture of high-resolution low temperature poly-silicon liquid crystal displays ("LTPS – LCD") and organic light emitting diode ("OLED") displays.

We manufacture our products primarily at our San Diego headquarters, and we also conduct refurbishment manufacturing activities for replacement parts at our subsidiary located in South Korea. We sell our products to customers primarily in Europe, South Korea, Japan, Taiwan, the United States and other Asian countries. We provide customer support from our San Diego headquarters, and from our field offices located throughout China, South Korea, Japan, the Netherlands, Singapore, Taiwan and the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cymer, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. References to "Cymer", "the Company," "we," "us," "our" and other similar words refer to Cymer, Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

All significant intercompany balances and transactions have been eliminated in consolidation. References to "Cymer", "the Company," "we," "us," "our" and other similar words refer to Cymer, Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Applying these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The fair value of our cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current liabilities approximate their carrying amounts due to their short-term nature.

Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash

At December 31, 2011, we have $5.9 million in restricted cash associated with a secured bond that we entered into as a result of a foreign tax audit. The secured bond expires in July 2012 and, therefore, the restricted cash is included in current assets.

Investments

We determine the appropriate classification of our investments at the time of acquisition and reevaluate such determination at each balance sheet date. Available-for-sale securities are carried at quoted fair value, with unrealized gains and losses reported in stockholders' equity as a component of accumulated other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and are included in interest income.

Inventories

Inventories are recorded at the lower of cost, determined on a first-in, first-out basis, or estimated market value. Inventory costs include material, labor and manufacturing overhead costs. Our inventories include reusable parts that we receive from our customers as part of consumed assemblies. We refurbish these returned core assemblies, which consist primarily of metal components, and reuse them in future core assemblies. Refurbishment costs are capitalized as incurred. We review the components of our inventory on a quarterly basis for excess or obsolete inventory and make appropriate adjustments to the value of our inventory in the period that such excess or obsolete inventory is identified.

As part of our regular business activities, we conduct significant parts refurbishment and material reclaim activities related to some of our core assemblies, particularly our chamber assemblies. These activities involve arrangements with our customers where we sell a new part to the customer at a reduced sales price if the customer returns the consumed core assembly that the new part replaces. These returned core assemblies contain a certain amount of material, primarily metal components, that may be reused by us in the manufacture of future core assemblies. Upon receipt of these consumed core assemblies from our customers, we record an entry to recognize the estimated fair value of the reusable components either 1) as revenue if the return of the core assembly relates to a spare part replacement sale or 2) as a reduction in cost of revenues if the return of the core assembly is related to a part being replaced under our warranty provisions or under a service and support contract. The fair value of the reusable parts contained within the consumed assembly is recorded in inventory based upon historical data on the value of the reusable parts that we typically yield from a consumed core assembly and evaluated for recoverability along with our other inventory.

Property, Plant and Equipment

Our property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over 20 years for buildings; one to five years for equipment; and three to five years for light sources built for internal use. Amortization of leasehold improvements and leased equipment is calculated using the straight-line method over the lease term or the estimated useful life of the assets, whichever period is shorter. Additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When depreciable assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included within operating income in the consolidated statement of operations.

Valuation of Long-Lived Assets

We review the carrying amount and remaining useful life of our long-lived assets, which includes property, plant and equipment and definite-lived intangible assets, for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Other factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. An impairment loss would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Based on our assessment of potential impairments during 2011, 2010 and 2009, there were no indicators identified that would warrant an impairment of our long-lived assets.

Goodwill and Intangible Assets

Goodwill is not amortized but instead is tested annually for impairment at the reporting unit level, or more frequently when events or changes in circumstances indicate that fair value of the reporting unit has been reduced to less than its carrying value. We perform our impairment test annually during the fourth quarter. In September 2011, the FASB issued revised guidance to simplify how entities test goodwill for impairment. Under the revised guidance, entities have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Accounting Standards Codification Topic 350. If, after assessing qualitative factors, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If deemed necessary, a two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, there is an indication that goodwill maybe impaired and the amount of the loss, if any, is measured by performing step two. Under step two, the impairment loss, if any, is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Intangible assets that are determined to have definite lives are amortized utilizing a straight-line basis over their estimated useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. Our intangible assets consist of patents and developed technology, which are amortized using the straight-line basis over their expected useful lives.

Foreign Currency Translation

The financial statements of our foreign subsidiaries where the functional currency is the local currency are translated into U.S. Dollars using current rates of exchange for assets and liabilities and rates of exchange that approximate the rates in effect at the transaction date for revenues, cost of revenues, expenses, gains and losses. Gains and losses resulting from foreign currency translation are accumulated as a separate component of our consolidated statement of equity in accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

Derivative Instruments

We conduct business in several international currencies through our global operations. We maintain a foreign exchange risk management policy with the goal of protecting product margins and minimizing the short term volatility of reported earnings due to foreign currency risk exposure. In accordance with our policy, we use financial instruments, principally forward contracts, to manage certain of our foreign currency risk exposures. Forward contracts acquired to protect the product margins of forecasted transactions, primarily the purchases of our products for resale under firm third-party sales commitments are accounted for in accordance with the provisions of the authoritative guidance for derivatives and hedging. We also enter into forward contracts to offset gains and losses on assets and liabilities held in non-functional currencies, primarily the intercompany U.S. Dollar denominated liabilities of our foreign subsidiaries and do not designate these forward contracts as hedges pursuant to the authoritative guidance for derivatives and hedging. We record all forward contracts at fair value based on the quoted exchange rates for such instruments. We do not enter into forward contracts for speculative purposes. For further discussion, see Note 8, "Derivative Instruments and Hedging Activities".

Guarantees and Warranties

In the ordinary course of business, we are not subject to potential obligations under guarantees that fall within the scope of the authoritative guidance for guarantees, with the exception of standard warranty provisions associated with product sales and indemnification provisions related to intellectual property that are contained within many of our lithography tool manufacturer agreements. See Note 14, "Commitments and Contingencies" for further information regarding our guarantees and warranties.

Revenue Recognition

Our revenues include light sources, silicon crystallization tools, and installed base products, which consist of OnPulse contracts, service support and replacement parts, and to a lesser extent, service, upgrades, and refurbishments of our light sources.

We recognize revenue when title and risk of loss have passed, evidence of an arrangement has been obtained, pricing is fixed or determinable at the date of sale, and collectability is reasonably assured. Our sales arrangements do not include general rights of return or cancellation privileges.

Light Sources and Silicon Crystallization Tools

We recognize revenue for light sources and silicon crystallization tools at one of following three points, depending on the terms of our arrangement with our customer: 1) shipment of the system, 2) delivery of the system, or 3) receipt of an acceptance certificate from the customer. For the majority of our DUV light source sales, the shipping terms are F.O.B. shipping point, and revenue is recognized upon shipment. Our current sales arrangements for EUV sources and TCZ silicon crystallization tools contain acceptance criteria, and revenue is recognized upon system acceptance by the customer.

Certain of our revenue arrangements include additional elements, such as future product upgrades or services. In accordance with the authoritative guidance for revenue recognition arrangements with multiple deliverables, we allocate the total consideration in the arrangement to the multiple elements using the relative selling price of the delivered and undelivered items, based on vendor specific objective evidence or estimated selling price.

If vendor specific objective evidence is not available, as third party evidence is generally not available to us due to the proprietary nature of our products, the estimated selling price is determined considering market conditions and estimated gross margins, as well as factors that are specific to us. Delivery of the additional elements generally occurs within one to three years.

Installed Base Products—OnPulse Contracts, Support Services, and Replacement Parts

Revenue associated with our OnPulse contracts, which include primarily replacement parts and to a much lesser extent services, is recognized monthly based on the number of pulses utilized by our customers on their light sources that are covered under their OnPulse arrangement. Revenue from support services, including our data services, is recognized as the services are rendered. To date, the revenue associated with the service element of our OnPulse contracts when combined with revenue generated from our support services has been less than 10% of our total revenue.

For our replacement part sales, the shipping terms are F.O.B. shipping point, and revenue is recognized upon shipment. For a significant portion of our replacement parts revenue, our customers return the consumed assembly to us as part of the sale of the new part. We reuse some of the material within these core assemblies, mainly metal components, for the future build of core assemblies. As a result, our revenue consists of both cash and the fair value of the reusable parts received from our customers as consideration for these replacement part sales. Revenue associated with our customers' return of core assemblies is recognized upon receipt of the returned core assembly. The amount of the revenue is determined based upon the fair value of the reusable parts that we expect to yield from the returned core assembly based on historical experience. If the return of the core assembly is related to a part being replaced under our warranty provisions or under a service or support contract with our customer, we will recognize the estimated fair value of the reusable component as a reduction to cost of revenue.

On a limited basis, we sell upgrades for our light sources or refurbish light sources owned by our customers to their original or new condition. Revenue from upgrades is recognized when the upgrade has been successfully installed by us and accepted by the customer. Revenue from refurbished light sources is recognized when the refurbishment process has been completed and, depending upon the customer, the proper delivery or acceptance terms have been met.

We report revenue net of any sales-based taxes assessed by governmental authorities that are imposed on or concurrent with sales transactions.

Deferred Revenue

Deferred revenue represents payments received from our customers in advance of the delivery of products and/or services or before the satisfaction of all revenue recognition requirements, as described above. Costs directly attributable to the deferred revenue are also deferred until the related revenue is recognized if the arrangement is profitable.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of revenues at the time the related revenue is recognized. Amounts billed to a customer, if any, for shipping and handling are reported as revenue.

Research and Development Costs

We expense research and development costs in the period they are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses amounted to approximately $559,000, $572,000 and $649,000, for 2011, 2010, and 2009, respectively.

Stock-Based Compensation

We grant stock options and stock units from our 2011 Equity Incentive Plan, which provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards, performance-based stock unit awards, and other stock awards to our employees, non-employee directors and consultants.

Under the fair value recognition provisions of the authoritative guidance for stock-based compensation awards, we measure the fair value of stock-based awards at the grant date and the fair value is recognized as expense over the requisite service period. The fair value of stock options is determined by a Black-Scholes option pricing model. We value stock unit awards based on the fair value of our common stock on the date that the stock unit award is granted. Stock-based compensation expense related to stock options and stock unit awards with only service conditions is recognized straight line over the requisite service period for the entire award. Stock-based compensation expense related to stock unit awards with performance-based conditions is recognized on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (i.e., a graded vesting basis). Additionally, we adjust the compensation expense over the service period based upon the expected achievement of the performance conditions. An estimated forfeiture rate is applied and included in the calculation of stock-based compensation expense at the time that the stock option or stock unit awards are granted and revised, if necessary, in subsequent periods, if actual forfeiture rates differ from those estimates.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent management believes that recovery is more likely than not, we do not establish a valuation allowance. The calculation of our tax provision is dependent upon the geographic composition of our world-wide earnings, tax regulations governing each region and the availability of tax credits.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes, and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. We recognize interest and penalties related to uncertain tax positions in our income tax expense.

We recognize excess tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. An excess tax benefit occurs when the actual tax benefit realized by us upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, originally recorded for such award. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

We use the "short-cut" method for calculating the tax effects of share-based compensation. The "short-cut" method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share-based compensation, and to determine the subsequent impact on the APIC pool.

In accordance with the authoritative guidance for stock compensation, we have presented excess tax benefits for the exercise of stock options as a financing activity in the consolidated statement of cash flows.

Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is calculated on the basis of the weighted-average number of shares of common stock including the effect of the potential dilution that could occur if securities to issue common stock were exercised or converted into common stock. Potential dilutive securities include outstanding stock options, restricted stock units ("RSUs"), performance restricted stock units ("PRSUs"), and stock issued pursuant to our Employee Stock Purchase Plan ("ESPP").

The following table sets forth the basic and diluted EPS for the years ended December 31, 2011, 2010 and 2009 (in thousands, except per share information):

	Years Ended December 31,		
	2011	2010	2009
Numerator:			
Net income attributable to Cymer, Inc.	$80,241	$90,961	$11,976
Denominator:			
Weighted average common shares	30,469	29,777	29,738
Effect of dilutive securities	632	347	207
Denominator for diluted earnings per share	31,101	30,124	29,945
Earnings per share:			
Basic	$ 2.63	$ 3.05	$ 0.40
Diluted	$ 2.58	$ 3.02	$ 0.40
Anti-dilutive securities excluded from the computation of diluted earnings per share	163	934	2,429

Accumulated Other Comprehensive Loss

Comprehensive income (loss) includes net income, foreign currency translation adjustments, net unrealized gains and losses on available-for-sale securities, net unrealized gains and losses on effective foreign currency forward exchange contracts, and net unrealized pension gains and losses. See the consolidated statements of comprehensive income for the effect of the components of comprehensive income (loss) to our net income.

The components of accumulated other comprehensive loss are as follows (in thousands):

	December 31,	
	2011	2010
Foreign currency translation adjustments	$(10,994)	$(2,594)
Unrealized losses on available-for-sale investments, net of tax	(7)	(8)
Net unrealized losses on foreign currency forward exchange contracts, net of tax	(971)	0
Unrealized pension gains (losses), net of tax	54	(279)
Accumulated other comprehensive loss	$(11,918)	$(2,881)

Concentrations of Risk and Related Uncertainties

Credit Risk. Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable, investments, and foreign exchange contracts receivable.

Cash and cash equivalents. We invest our excess cash in an effort to preserve capital, provide liquidity, maintain diversification and generate returns relative to our corporate investment policy and prevailing market conditions. We have not experienced any material losses in our cash and cash equivalents. The cash balances in financial institutions and cash equivalent securities that we hold are in excess of federally insured limits. We perform periodic evaluations of the relative credit standing of the financial institutions and securities and limit the risk by selecting financial institutions and securities with a strong relative credit rating. Cash equivalents as of December 31, 2011 and 2010 were $39.7 million and $85.1 million, respectively. We have established investment credit policies that focus on the credit quality of obligors, limit credit concentrations, encourage diversification and require periodic creditworthiness reviews.

Accounts receivable. We maintain an allowance for doubtful accounts for estimated losses on accounts receivable based on evaluation of the aging of receivables, payment histories of our customers, financial condition of our customers, and the overall economic environment. We write off individual accounts against the allowance when we become aware of our customer's inability to meet its financial obligation to us.

Our customer base is disbursed among many geographic regions and is comprised largely of multinational companies. For geographic customer concentrations, see Note 16, "Segment and Geographic Information". In 2011, 2010 and 2009, revenue from three customers accounted for 56%, 55% and 46% of our total revenue, respectively. In 2011 and 2010, these customers comprised 42% and 51% of total receivables at December 31, 2011 and 2010, respectively. We expect that sales to these customers will continue to account for a substantial portion of our revenue. None of our customers are obligated to purchase a minimum number of our products in the aggregate or during any particular period. We can provide no assurance that any of our customers will continue to purchase our products at past or current levels. The loss of business from any of these customers would have a material adverse effect on our operating results, financial condition, and cash flows.

Investments. Investment activity, including review of our investment policy and defining acceptable risk levels, is subject to periodic review and approval by senior management. We invest primarily in debt securities which are rated investment grade and have established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by consideration of external determinants, typically ratings assigned by nationally recognized ratings agencies, and are supplemented by an internal credit evaluation. Obligor, asset sector and industry concentrations are subject to established limits and are monitored on a periodic basis.

Foreign exchange contracts receivable. We enter into foreign exchange forward contracts with major financial institutions in order to manage our risk of transacting business in several foreign currencies. Obligations under these forward contracts are unsecured, so we have established counterparty limits and we review the creditworthiness of these financial institutions on a periodic basis. In addition, we have entered into ISDA master agreements that contain netting provisions in the event that one party defaults on its obligations to the other.

Supplier Risk. We purchase a limited number of components and subassemblies included in our light sources, installed base products and silicon crystallization tools from a single supplier or a small group of suppliers. Whenever possible, we work with secondary suppliers to qualify additional sources of supply. To reduce the risk associated with limited-source suppliers, we have supply agreements in place and carry strategic inventory of these components. Strategic inventories are managed as a percentage of future demand. We also have vendor-managed inventory of critical components to further reduce the risk of a single supplier. In addition, we contract for the manufacture of various subassemblies of our products and depend on our contract manufacturers to deliver to our required specifications, schedule and quality standards. Further, some of our suppliers have specialized in supplying equipment or manufacturing services to semiconductor equipment manufacturers and, therefore, are susceptible to industry fluctuations and are subject to the same risks and uncertainties regarding their ability to respond to changing market and global conditions. To date we have been able to obtain adequate components and subassemblies for our light sources, installed base products and silicon crystallization tools in a timely manner from existing suppliers.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to require additional disclosures for fair value measurements including the following: (1) amounts transferred in and out of Level 1 and 2 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2009 ("Part I"), and (2) activities in Level 3 fair value measurements including purchases, sales, issuances, and settlements, which is effective for interim and annual reporting periods beginning after December 15, 2010 ("Part II"). We adopted Part I of the revised guidance for fair value measurements disclosures on January 1, 2010, which did not have a material effect on our consolidated financial statements. We adopted Part II of the revised guidance for fair value measurement disclosures on January 1, 2011, which did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Standards

In December 2011, the FASB issued amended standards to increase the prominence of offsetting assets and liabilities reported in financial statements. These amendments require an entity to disclose information about offsetting and the related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. These amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. These revised standards are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. These amended standards will require additional footnote disclosures for these enhancements but will not affect our financial position or results of operations.

In June 2011, the FASB issued amended standards to increase the prominence of items reported in other comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and require that all changes in stockholders' equity—except investments by, and distributions to, owners—be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, these amendments require that we present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. In December 2011, the FASB issued additional guidance that defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral is temporary until the FASB reconsiders the operational concerns and needs of financial statement users. These new standards are effective for interim and annual periods beginning after December 15, 2011, and are to be applied retrospectively. These amended standards will affect the presentation of other comprehensive income but will not affect our financial position or results of operations.

2. Acquisition

On April 1, 2011, we acquired all of the outstanding equity of eDiag, a privately held company based in Seoul, Korea. eDiag complemented our OnPulse product by providing a portfolio of software solutions for lithography source performance data mining and analytics. Combining our current fault monitoring, predictive techniques and worldwide service infrastructure with eDiag's data analysis capabilities, we have developed data services, OnPulse Plus and Smart Pulse, which provide customers with information to assist them in driving increased operational efficiency and improved availability of their light sources.

We acquired eDiag for consideration totaling $15.0 million payable in cash, with $6.0 million paid on April 1, 2011 and $3.0 million payable on each of April 1, 2012, 2013 and 2014. There was no debt assumed with the acquisition. Additionally, we entered into a services agreement with the president and previous majority stockholder of eDiag that pays him $2.5 million on April 1, 2015 and $2.5 million on April 1, 2016, if he continues his employment with us through those dates. The payments under the services agreement will be recorded as bonus expense over the respective service periods.

The following table summarizes the purchase price and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Purchase price paid as:		
Cash paid at closing, net of cash acquired		$ 3,785
Present value of future cash payments		8,073
Total purchase price		11,858
Fair value of net assets acquired:		
Current assets	$ 232	
Identifiable intangible assets—developed technology	3,692	
Property and equipment	926	
Other assets	438	
Current liabilities	(766)	
Other liabilities	(1,147)	
Total fair value of net assets acquired		3,375
Excess purchase price over fair value of net assets acquired ("goodwill")		$ 8,483

Under the acquisition method of accounting, the purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over fair value of net assets acquired was recorded as goodwill. The estimated values of current assets and liabilities were based upon their historical costs on the date of acquisition due to their short-term nature. The estimated values of property and equipment were based on their depreciated historical costs on the date of acquisition, which approximated fair value.

We recorded the fair value of identifiable intangible assets, consisting of developed technology, in the amounts of $3.7 million using an income valuation approach. The income valuation approach is based on Level 3 inputs in the fair value hierarchy. This valuation technique provides an estimate of the fair value of an asset based on the cash flows that the asset can be expected to generate over its remaining useful life. The developed technology is being amortized using the straight-line method over its estimated economic life of 5.0 years. Amortization expense, recognized in cost of sales, for the period from the acquisition date through December 31, 2011 was $554,000 and is estimated to be approximately $738,000 per year through March 31, 2016.

Goodwill of $8.5 million, none of which is deductible for tax purposes, represents the excess of the purchase price over the estimated fair value assigned to tangible and identifiable intangible assets acquired and liabilities assumed from eDiag. The carrying amount of goodwill is allocated to our Cymer operating segment.

We have consolidated the results of operations for eDiag since its acquisition on April 1, 2011. Our historical results would not have been materially affected by the acquisition of eDiag and, accordingly, we have not presented pro forma information.

3. Fair Value Measurements

We account for our financial assets and liabilities that are being measured and reported on at fair value on a recurring basis per the provisions of the authoritative guidance for fair value measurements. This includes certain items we report in cash equivalents and available-for-sale securities within our cash and cash equivalents, and short and long term investments on the accompanying consolidated balance sheets. In addition, our derivatives, which consist of foreign currency forward exchange contracts, are reported at fair value and are included in the scope of the authoritative guidance for fair value measurements and disclosures.

The authoritative guidance for fair value measurements stipulates that fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques include unobservable inputs and involve some level of estimation and judgment on the part of the reporting entity, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Per the authoritative guidance for fair value instruments, assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The levels as defined by the fair value hierarchy in the authoritative guidance for fair value instruments are as follows:

Level 1— Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date.

Level 3— Inputs are unobservable for the asset or liability and usually reflect the reporting entity's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Financial Assets and Liabilities Measured on a Recurring Basis

The majority of our available-for-sale securities and our foreign currency forward exchange contracts are priced via independent providers. In obtaining such valuation information from third parties, we have evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in our principal markets.

Available-for-Sale Securities

The fair values of our available-for-sale securities are determined by a matrix pricing, which is a mathematical technique widely used to value securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark-quoted securities. Such assets are classified as Level 2 inputs in the fair value hierarchy and typically include commercial paper and government and corporate fixed income securities which are included in our investment portfolio.

Preferred Stock

We hold preferred stock that was distributed to us when an auction rate security was dissolved in April 2009. We recorded impairment charges in 2009 totaling $291,000 associated with this security. On August 4, 2010, the issuer filed Chapter 11 bankruptcy protection, and we believe it is unlikely we will receive any future cash flow from this preferred stock. The preferred stock was valued at zero at December 31, 2011 and 2010, respectively.

Derivative Instruments

Our foreign currency forward exchange contracts are valued using an income approach which includes observable Level 2 market inputs at the measurement date and uses a standard valuation technique to convert future foreign currency amounts to a single discounted present amount assuming participants are motivated, but not compelled, to transact. Level 2 inputs are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Key inputs in this discounted calculation include spot currency exchange rates at the measurement date, interest rates, and credit default swap rates at standard quoted intervals. Credit default swaps on us are not available, so we estimated our credit risk premium based on a financing arrangement that was offered to us during the three months ended

December 31, 2011 by a third party. The principal market in which we execute our foreign currency forward exchange contracts is the retail market. Mid-market pricing is used as a practical expedient for fair value measurements. Since significant inputs in the valuation of our foreign currency forward exchange contracts are observable in the active market, they are classified as Level 2 in the fair value hierarchy. For further discussion, see Note 8, "Derivative Instruments and Hedging Activities."

Financial assets and liabilities (excluding cash balances) measured at fair value on a recurring basis are summarized below (in thousands):

	December 31, 2011	Fair Value Measurements at Reporting Date Using:		
		Quoted Prices in Active Markets for Identical Assets (Level 1) (1)	Significant Other Observable Inputs (Level 2) (1)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 39,710	$26,190	$ 13,520	$0
Short-term investments:				
Corporate debt securities	74,170	0	74,170	0
U.S. government securities	27,226	0	27,226	0
Commercial paper	10,070	0	10,070	0
Municipal bonds	7,246	0	7,246	0
Certificates of deposit	6,000	0	6,000	0
Long-term investments:				
Corporate debt securities	51,060	0	51,060	0
U.S. government securities	22,751	0	22,751	0
Foreign currency forward exchange contracts (2)	371	0	371	0
	$238,604	$26,190	$212,414	$0
Liabilities:				
Foreign currency forward exchange contracts (3)	$ (1,902)	$ 0	$ (1,902)	$0
	$ (1,902)	$ 0	$ (1,902)	$0

	December 31, 2010	Fair Value Measurements at Reporting Date Using:		
		Quoted Prices in Active Markets for Identical Assets (Level 1) (1)	Significant Other Observable Inputs (Level 2) (1)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 85,121	$66,511	$ 18,610	$0
Short-term investments:				
U.S. government securities	17,457	0	17,457	0
Corporate debt securities	31,731	0	31,731	0
Municipal bonds	5,776	0	5,776	0
Long-term investments:				
Corporate debt securities	5,611	0	5,611	0
U.S. government securities	1,895	0	1,895	0
	$147,591	$66,511	$ 81,080	$0
Liabilities:				
Foreign currency forward exchange contracts (3)	$ (1,064)	$ 0	$ (1,064)	$0
	$ (1,064)	$ 0	$ (1,064)	$0

(1) We did not have any transfers in or out of Level 1 or Level 2.

(2) Included in other current assets on the accompanying consolidated balance sheets.
(3) Included in other current liabilities on the accompanying consolidated balance sheets.

Non-Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

We apply fair value techniques on a non-recurring basis associated with: (1) valuing potential impairment losses related to goodwill, which are accounted for pursuant to the authoritative guidance for intangibles—goodwill and other; and (2) valuing potential impairment losses related to long-lived assets, which are accounted for pursuant to the authoritative guidance for property, plant and equipment.

We develop, manufacture and market our products within two reportable business segments, Cymer and TCZ. Cymer's primary business is to design, manufacture and sell light sources and installed base products for use in photolithography systems used in the manufacture of semiconductors. TCZ develops, integrates, markets and supports silicon crystallization tools used in the manufacture of high-resolution LTPS-LCD and OLED displays. We test for goodwill impairment at the reporting unit level. All of our goodwill is associated with our primary business unit, and we determine the fair value of this reporting unit, when required, based on a combination of inputs including our market capitalization, as well as Level 3 inputs such as discounted cash flows which are not observable from the market, directly or indirectly. We conduct our goodwill impairment analysis annually in the fourth quarter of each year, or upon the occurrence of certain triggering events. No such triggering events occurred during the year ended December 31, 2011. Historically, the fair value of our primary business reporting unit has significantly exceeded its carrying value.

We test for the impairment of our long-lived assets when triggering events occur and such impairment, if any, is measured at fair value. The inputs for fair value of our long-lived assets would be based on Level 3 inputs as data used for such fair value calculations would be based on discounted cash flows which are not observable from the market, directly or indirectly. During the year ended December 31, 2011, there have been no triggering events associated with our long-lived assets; therefore, no impairment analysis was conducted during the period.

4. Cash, Cash Equivalents and Investments

Cash, cash equivalents and investments at December 31, 2011 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 85,317	$ 0	$ 0	$ 85,317
Cash equivalents:				
Money market funds	6,189	0	0	6,189
Certificate of deposits	20,001	0	0	20,001
Municipal bonds	1,020	1	0	1,021
Corporate debt securities	12,499	0	0	12,499
Total cash and cash equivalents	$125,026	$ 1	$ 0	$125,027
Short-term investments:				
Corporate debt securities	74,189	12	(31)	74,170
U.S. government securities	27,219	7	0	27,226
Commercial paper	10,070	0	0	10,070
Municipal bonds	7,248	0	(2)	7,246
Certificates of deposit	6,000	0	0	6,000
Total short-term investments	$124,726	$19	$(33)	$124,712
Long-term investments:				
Corporate debt securities	51,064	49	(53)	51,060
U.S. government securities	22,745	8	(2)	22,751
Total long-term investments	$ 73,809	$57	$(55)	$ 73,811
Total cash, cash equivalents and investments	$323,561	$77	$(88)	$323,550

Cash, cash equivalents and investments at December 31, 2010 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 69,191	$ 0	$ 0	$ 69,191
Cash equivalents:				
Money market funds	36,504	0	0	36,504
Certificate of deposits	30,007	0	0	30,007
Municipal bonds	13,064	0	(2)	13,062
Corporate debt securities	5,551	0	(3)	5,548
Total cash and cash equivalents	$154,317	$ 0	$ (5)	$154,312
Short-term investments:				
U.S. government securities	17,465	0	(8)	17,457
Corporate debt securities	31,722	13	(4)	31,731
Municipal bonds	5,774	2	0	5,776
Total short-term investments	$ 54,961	$15	$(12)	$ 54,964
Long-term investments:				
Corporate debt securities	5,619	0	(8)	5,611
U.S. government securities	1,898	0	(3)	1,895
Total long-term investments	$ 7,517	$ 0	$(11)	$ 7,506
Total cash, cash equivalents and investments	$216,795	$15	$(28)	$216,782

The contractual maturities of our cash equivalents and investments at December 31, 2011 were as follows (in thousands):

	Cost	Fair Value
Due in one year or less	$164,435	$164,422
Due after one year to two years	73,809	73,811
	$238,244	$238,233

We did not have any investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for more than 12 months at December 31, 2011.

5. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Trade	$120,767	$126,175
Other	3,405	2,178
Subtotal	124,172	128,353
Allowance for doubtful accounts	(202)	(606)
	$123,970	$127,747

6. Inventories

Inventories consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Raw materials	$ 69,367	$ 62,562
Work-in-progress	40,192	43,190
Finished goods	112,181	107,250
	$221,740	$213,002

7. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Land	$ 10,270	$ 9,080
Building	89,498	89,244
Building improvements	25,203	22,307
Furniture and equipment	98,932	98,264
Capitalized light sources	65,223	61,967
Leasehold improvements	1,478	1,360
Construction in process	12,465	2,332
	$ 303,069	$ 284,554
Accumulated depreciation	(184,054)	(179,849)
	$ 119,015	$ 104,705

Depreciation expense totaled $17.6 million, $18.1 million, and $19.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

8. Derivative Instruments and Hedging Activities

We conduct business in several currencies through our global operations with certain transactions denominated in local currencies, such as the Euro, Japanese Yen, South Korean Won and Taiwanese Dollars. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign denominated transactions expected to occur over the next twelve months. The purpose of our derivative financial instruments is to mitigate the effect of the exchange rate fluctuations on certain foreign currency denominated revenue, costs and cash flows. We do not enter into derivative instruments for speculative purposes.

Our foreign currency risk falls into two primary categories. First, our gross profit margins are subject to change when we sell our products in one currency and the product costs are denominated in a different currency. To mitigate this risk, we enter into derivative financial instruments, principally forward contracts, which we designate as cash flow hedges to mitigate fluctuations in the gross profit margins of these forecasted transactions. We also occasionally enter into derivative financial instruments, principally forward contracts, which we designate as cash flow hedges when we anticipate purchasing a capital asset in a currency other than the functional currency of the entity purchasing the asset. Designated hedging instruments qualify for cash flow hedge accounting treatment if certain criteria are met. For example, at the inception of the hedge, we must have formal documentation of the hedging relationship and our management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness will be assessed. The hedging relationship must be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Interest charges or "forward points" on our forward contracts are excluded from the assessment of hedge effectiveness and are recorded in the consolidated statements of operations.

The effective portion of the gain or loss on the cash flow hedge is reported as a component of accumulated other income or loss and is reclassified into earnings when the hedged transaction affects earnings. Once the underlying hedged transaction is recorded, we de-designate the derivative, cease to apply hedge accounting treatment to the transaction and record any further gains or losses to other income (expense). The cash flows resulting from forward exchange contracts are classified in the consolidated statements of cash flows as part of cash flows from operating activities. If all or a portion of the forecasted transaction were cancelled, this would render all or a portion of the cash flow hedge ineffective, and we would reclassify the ineffective portion of the hedge into other income (expense). We generally do not experience ineffectiveness of our cash flow hedges as a result of cancelled transactions and the accompanying consolidated statements of operations do not include such gains or losses. We adjust the level and use of derivatives as soon as practicable after learning that an exposure has changed. We review all exposures on derivative positions on a regular basis.

The second category of foreign currency risk occurs when transactions are recorded in our consolidated financial statements in a currency other than the applicable subsidiary's functional currency and the cash settlement of the transaction occurs at some point in the future. When transactions in non-functional currencies are recorded in our consolidated financial statements, changes in the recorded amounts resulting from fluctuations in the value of that currency are recorded to other income (expense). In order to mitigate these remeasurement gains and losses, we enter into derivative financial instruments, principally forward contracts. The forward contracts that hedge these transactions that have been recorded to our consolidated financial statements are not designated as hedges and, therefore, we record changes in their fair value to other income (expense).

The U.S. dollar equivalent of all outstanding notional amounts of forward contracts was as follows (in thousands):

Buy/Sell:	December 31, 2011
Japanese Yen/U.S. Dollar	$ 1,440
U.S. Dollar/South Korean Won	$38,000
U.S. Dollar/Taiwanese Dollars	$15,000
Euros/U.S. Dollar	$69,622

The fair value of all of our forward contracts totaled to a liability of $1.5 million and $1.1 million at December 31, 2011 and 2010, respectively.

The derivative instruments that we enter into are subject to master netting arrangements and qualify for net presentation on the balance sheet. The gross fair value of derivative instruments in our consolidated balance sheets was as follows (in thousands):

	Asset Derivatives			Liability Derivatives		
		December 31,			December 31,	
	Balance Sheet Location	2011	2010	Balance Sheet Location	2011	2010
		Fair Value			Fair Value	
Derivatives designated as hedging instruments:						
Foreign exchange contracts	Other current assets	$ 3	$ 0	Other current liabilities	$1,446	$ 0
Derivatives not designated as hedging instruments:						
Foreign exchange contracts	Other current assets	686	60	Other current liabilities	774	1,124
		$689	$60		$2,220	$1,124

The effect of derivative instruments on our consolidated statements of operations and other comprehensive income (loss) ("OCI") was as follows (in thousands):

		Years ended December 31,		
Derivatives designated as hedging instruments:	**Location in financial statements**	**2011**	**2010**	**2009**
(Loss) gain recognized in OCI on derivative (effective portion)	OCI	$(1,566)	$ (104)	$ 380
Loss reclassified from accumulated OCI into income (effective portion)	Cost of revenues	$ (54)	$ (967)	$(529)
(Loss) gain recognized in income on derivatives (ineffective portions and amount excluded from effectiveness testing) (1)	Cost of revenues	$ (125)	$ 25	$ 4
Derivatives not designated as hedging instruments:	**Location in financial statements**			
Gain (loss) recognized in income on derivatives	Foreign currency exchange gain (loss)	$ 2,384	$(4,965)	$ 36

(1) The amount represents the gain (loss) recognized in income on the amount of the hedging relationship excluded from effectiveness testing. There was no gain (loss) recognized in income related to an ineffective portion of the hedging relationship.

We are exposed to credit losses in the event of nonperformance by the banks with which we transact foreign currency hedges. We manage this credit risk by transacting foreign currency hedging with more than one institution, only executing hedges with counterparties that meet our minimum requirements, monitoring the credit ratings of our counterparties on a periodic basis and negotiating contractual master netting provisions that allow us to record and offset liabilities to a counterparty against amounts due from that counterparty in an event of default. We do not receive collateral from our hedging counterparties. As of December 31, 2011, we have a total credit exposure of $371,000 from nonperformance of foreign exchange hedging counterparties.

9. Goodwill and Intangible Assets

Goodwill

The following table provides the changes in the carrying amount of goodwill during the year ended December 31, 2011 (in thousands):

	December 31, 2011
Balance at January 1	$ 8,833
Goodwill recorded in connection with the acquisition of eDiag (see Note 2)	8,483
Foreign currency translation adjustments	(524)
Balance at December 31	$16,792

There were no changes in our goodwill balance during the years ended December 31, 2010 or 2009.

Intangible Assets

Intangible assets consist of the following (dollars in thousands):

		December 31, 2011			December 31, 2010		
	Useful life (years)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Patents (1)	5-16	$10,866	$(3,882)	$6,984	$21,144	$(13,499)	$7,645
Developed Technology (2)	5	3,464	(520)	2,944	0	0	0
		$14,330	$(4,402)	$9,928	$21,144	$(13,499)	$7,645

(1) The decrease in the gross balance of patents at December 31, 2011 is due to our write off of fully-amortized patents of $10.3 million, which reduced both the gross patent and accumulated amortization balances by the same amount.

(2) The developed technology was recorded in connection with the acquisition of eDiag (see Note 2).

Intangible assets that are determined to have definite lives are amortized on a straight-line basis over their estimated useful lives, and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. The expected useful life of our patents can vary depending on the nature of the technology and their remaining useful life. Amortization expense associated with our intangible assets was $1.3 million, $682,000 and $1.6 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Amortization expense related to intangible assets at December 31, 2011 for the next five years and thereafter is expected to be as follows (in thousands):

2012	$1,412
2013	1,408
2014	1,408
2015	1,408
2016	889
Thereafter	3,403
Total	$9,928

10. Other Balance Sheet Details

Details of other assets and liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Other current assets:		
Prepaids and other	$28,158	$32,705
Income taxes receivable	7,072	22,322
Foreign exchange contracts receivable	371	0
	$35,601	$55,027

	December 31, 2011	December 31, 2010
Other current liabilities:		
Accrued payroll and benefits	$27,411	$39,340
Accrued warranty	9,870	11,050
Income taxes payable	2,680	8,607
Other	9,658	9,124
	$49,619	$68,121

	December 31, 2011	December 31, 2010
Other liabilities:		
Accrued income taxes	$12,369	$14,731
Other	14,886	7,189
	$27,255	$21,920

11. Equity

Stock Award Plans

We have the following equity incentive plans or incentive programs that include equity based awards:

2011 Equity Incentive Plan (the "Incentive Plan")

In May 2011, at our annual meeting of stockholders, our stockholders approved the Incentive Plan, which replaced our 2005 Equity Incentive Plan (the "2005 Plan"). The Incentive Plan provides for the issuance of incentive stock options, non-statutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards, performance stock awards, performance cash awards and other stock awards to our employees, non-employee directors and consultants. Stock options granted under the Incentive Plan have an exercise price at least equal to the fair market value of our common stock on the dates of grant, expire no more than ten years from the date of grant, and generally vest ratably over a four-year period following the date of grant. Restricted stock unit awards granted generally vest one to three years from the date of grant. We also grant performance-based restricted stock unit awards to our executive officers and certain key management. The number of shares granted is subject to increase or decrease based on actual performance against performance measures approved by the Compensation Committee of our Board of Directors.

Following the date approved by our stockholders, any shares available for issuance under our 2005 Plan became available for issuance under the Incentive Plan, and any outstanding stock awards that terminate or expire under the 2005 Plan that would have reverted to the share reserve of the 2005 Plan will become available for issuance under the Incentive Plan. The number of shares available for grant under the Incentive Plan was 2,007,850 at December 31, 2011. Awards and options to purchase 229,244 shares were outstanding under this plan as of December 31, 2011.

2005 Plan

The 2005 Plan provided for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards, performance-based stock unit awards, and other stock awards to our employees, non-employee directors and consultants. Stock options granted under the 2005 Plan had an exercise price at least equal to the fair market value of our common stock on the dates of grant, expire no more than ten years from the date of grant, and generally vest ratably over a four-year period following the date of grant. Restricted stock unit awards granted generally vest one to three years from the date of grant. We also granted performance-based restricted stock unit awards to our executive officers and certain key management. The 2005 Plan was terminated in May 2011 with the stockholders' approval of the Incentive Plan. Awards and options to purchase 1,774,245 shares were outstanding under this plan as of December 31, 2011.

2000 Equity Incentive Plan (the "2000 Plan")

The 2000 Plan provided for the grant of options to our employees or consultants who were neither directors nor officers. The exercise prices of the options granted under the 2000 Plan were equal to the fair market value of our common stock on the dates of grant. Options issued under the 2000 Plan expire ten years after the options were granted and generally vest ratably over a four-year period following the date of grant. The 2000 Plan was terminated in May 2005 with the stockholders' approval of the 2005 Plan. Options to purchase 182,683 shares were outstanding under this plan as of December 31, 2011.

1996 Stock Option Plan (the "1996 Plan")

The 1996 Plan provided for the grant of incentive stock options to our employees and nonqualified stock options to our employees, directors and consultants. The exercise prices of options granted under the 1996 Plan were at least equal to the fair market value of our common stock on the dates of grant. Options issued under the 1996 Plan expire five to ten years after the options were granted and generally vest ratably over a four-year period following the date of grant. The 1996 Plan was terminated in May 2005 with the stockholders' approval of the 2005 Plan. Options to purchase 213,738 shares were outstanding under this plan as of December 31, 2011.

Stock Options, Restricted Stock Unit Awards and Performance-Based Restricted Stock Unit Awards

A summary of the stock award activity under our equity incentive plans is as follows:

Stock options	Number of Shares (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2011	1,551	$34.61		
Granted	96	48.61		
Exercised	(459)	33.76		
Forfeited	(9)	28.98		
Expired	(2)	26.71		
Balance at December 31, 2011	1,177	$36.15	4.42	$16.1
Exercisable at December 31, 2011	1,031	$35.30	3.79	$14.9
Vested and expected to vest at December 31, 2011	1,148	$35.96	4.30	$15.9

RSUs	Number of Shares (in thousands)	Weighted Average Grant-Date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Nonvested at January 1, 2011	417	$29.52		
Granted	537	49.53		
Vested	(179)	29.38		
Forfeited	(21)	42.01		
Nonvested at December 31, 2011	754	$44.11	1.21	$37.5
Expected to vest at December 31, 2011	688	$44.11	0.97	$34.3

PRSUs	Number of Shares (in thousands)	Weighted Average Grant-Date Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Nonvested at January 1, 2011 (1)	505	$31.74		
Granted (1)	178	50.63		
Vested	(133)	32.49		
Forfeited/Cancelled	(81)	30.94		
Nonvested at December 31, 2011 (1)	469	$37.59	1.13	$23.3
Expected to vest at December 31, 2011 (1)	442	$37.59	0.61	$22.0

(1) The number of shares subject to PRSUs granted represents the aggregate target awards for such PRSUs. The number of shares ultimately issued will be determined based on our performance related to market share, revenue, and net income targets. The shares, if any, will be issued following the end of the applicable performance period.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2010 and 2009 was $14.84, $9.84, and $8.11 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009 was $7.5 million, $3.1 million, and $1.6 million, respectively.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2011, 2010, and 2009 was $15.5 million, $8.8 million, and $6.2 million, respectively. In connection with these exercises, the excess tax benefit recognized by us for the years ended December 31, 2011, 2010, and 2009 was $4.0 million, $2.1 million, and $267,000, respectively. We settle employee stock option exercises and RSU and PRSU releases with newly issued shares of our common stock.

Stock-Based Compensation Expense

Stock-based compensation expense consists of the following (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Stock options	$ 1,568	$ 480	$ 2,573
RSUs	10,258	4,970	2,317
PRSUs	6,292	5,153	777
Stock-based compensation expense, before income taxes	18,118	10,603	5,667
Related income tax benefit	(6,618)	(3,890)	(2,118)
Stock-based compensation expense, net of income taxes	$11,500	$ 6,713	$ 3,549

As of December 31, 2011, the unamortized compensation expense related to outstanding unvested options, RSUs and PRSUs was $1.1 million, $18.3 million, and $4.6 million, respectively, and is expected to be recognized over a weighted-average period of 2.89, and 1.95 and 1.13 years, respectively.

We measure the fair value of stock options on the date of grant, as determined by the Black-Scholes option pricing model. We utilize a blended volatility, a combination of historical and implied volatility, in this valuation model. Historical volatility is based on a period commensurate with the expected term of the options. Implied volatility is derived based on a six-month period of traded options of our common stock. The expected term of our stock options represents the period of time options are expected to be outstanding and is based on observed historical exercise patterns for us, which we believe are indicative of future exercise behavior. For the risk free interest rate, we use the then currently available rate on zero coupon U.S. government issues with a remaining period commensurate with the expected term for valuing options. We have never declared or paid cash dividends on our common stock, and currently do not anticipate paying cash dividends in the future.

The following weighted average assumptions were used for valuing our stock options granted:

	Years Ended December 31,		
	2011	2010	2009
Volatility rate	41%	44%	53%
Risk free interest rate	1.57%	1.93%	1.89%
Expected term (in years)	2.95	3.05	3.10

We value stock unit awards based on the fair value of our common stock on the date that the stock unit award is granted. Stock-based compensation expense related to stock options and stock unit awards with only service conditions is recognized straight line over the requisite service period for the entire award. Stock-based compensation expense related to stock unit awards with performance-based conditions is recognized on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (i.e., a graded vesting basis). Additionally, we adjust the compensation expense over the service period based upon the expected achievement of the performance conditions. An estimated forfeiture rate is applied and included in the calculation of stock-based compensation expense at the time that the stock option or stock unit awards are granted and revised if necessary in subsequent periods, if actual forfeiture rates differ from those estimates.

Employee Stock Purchase Plan

Under the ESPP, eligible employees may purchase shares of our common stock through payroll deductions of up to 15% of his or her compensation, at a price per share equal to 95% of the fair market value of our common stock at the end of the purchase period.

The number of shares issuable under the ESPP as of December 31, 2011 was 243,060. Because our ESPP is a non-compensatory plan as defined by the authoritative guidance for stock compensation, no stock-based compensation expense is recorded for our ESPP. The total cash received from employees as a result of ESPP shares issued during the year ended December 31, 2011, 2010, and 2009 was $792,000, $632,000, and $622,000, respectively.

Stock Repurchase Programs

In April 2008, our board authorized us to repurchase up to $100 million of our common stock. The program does not have a fixed expiration date and may be discontinued at any time. During the years ended December 31, 2011 and 2009, no shares were repurchased and during the year ended December 31, 2010, we repurchased 560,000 shares for $19.3 million under this program. As of December 31, 2011, $57.8 million remain available under this program for repurchases.

12. Income Taxes

The components of income before income tax expense and income tax expense are summarized as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Income before income taxes:			
U.S.	$ 98,020	$110,714	$22,970
Foreign	10,414	10,370	(5,862)
	$108,434	$121,084	$17,108

	Years Ended December 31,		
	2011	2010	2009
Current income tax expense:			
Federal	$ 29,963	$ 7,997	$ 7,810
State	567	(222)	929
Foreign	6,592	9,741	284
	$ 37,122	$ 17,516	$ 9,023
Deferred income tax expense:			
Federal	$ (6,059)	$ 19,761	$ 510
State	(182)	(667)	(1,670)
Foreign	(2,688)	(6,339)	526
	$ (8,929)	$ 12,755	$ (634)
Income tax expense	$ 28,193	$ 30,271	$ 8,389

The following schedule reconciles the difference between the U.S. federal income tax expense at the statutory rate (35%) to our income tax expense (dollars in thousands):

	Years Ended December 31,		
	2011	2010	2009
Income tax expense at U.S. federal statutory rate	$37,952	$42,379	$ 5,988
Effect of foreign operations taxed at various rates	308	(3,177)	2,862
State income taxes (benefit), net of federal benefit	187	(811)	(1,219)
Federal manufacturing benefit	(2,911)	(2,758)	(381)
Research and other federal tax credits	(3,808)	(6,367)	(951)
Reduction in unrecognized tax benefit	(4,772)	(2,263)	0
Change in valuation allowance	0	2,504	2,080
Other	1,237	764	10
Income tax expense	$28,193	$30,271	$ 8,389
Effective tax rate	26.0%	25.0%	49.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Reserves and accruals not currently deductible	$18,869	$12,282
Difference between book and tax basis of inventory	10,862	11,295
Tax carryforwards	17,050	17,272
Foreign deferred tax assets	20,138	17,907
Total deferred tax assets	66,919	58,756
Valuation allowance for deferred tax assets	(4,788)	(5,002)
Deferred tax assets, net of valuation allowance	$62,131	$53,754
Deferred tax liabilities:		
Difference between book and tax basis of property and equipment	$ (2,211)	$ (6,124)
Total deferred tax liabilities	(2,211)	(6,124)
Net deferred tax assets	$59,920	$47,630
Reported as:		
Current deferred tax assets	$26,963	$11,961
Non-current deferred tax assets	34,591	35,690
Current deferred tax liabilities	(171)	0
Non-current deferred tax liabilities	(1,463)	(21)
Net deferred tax assets	$59,920	$47,630

The valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future. The valuation allowance as of December 31, 2011 includes allowances related to TCZ's net operating loss carryforwards of $2.7 million and allowances related to capital loss carryforwards of $2.1 million. We have a deferred tax asset of $3.0 million related to TCZ's net operating losses of $21.0 million that are available to us as a result of a retroactive revocation in 2010 of TCZ's tax holiday in Singapore. These net operating loss carryforwards do not expire; however, we have a valuation allowance of $2.7 million against the deferred tax asset as we believe it is more likely than not that only the net deferred tax asset of $324,000 will be realized. We also have a deferred tax asset of $2.1 million related to a $5.6 million capital loss generated in 2009. We have a full valuation allowance against this deferred tax asset as we believe it is more than likely that we will not generate sufficient capital gains to utilize the capital loss carryforward after consideration of our tax planning strategies. The $214,000 decrease in the valuation allowance from December 31, 2010 was due to partial utilization of the TCZ net operating loss carryforward, noted above. As of December 31, 2011, we had California state research and development credit carryforwards of $26.8 million, which will carry forward indefinitely. With regard to our net deferred tax assets, we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefit; therefore, no valuation allowance has been provided for these assets.

The following is a reconciliation of the amount of gross unrecognized tax benefits (in thousands):

	December 31,	
	2011	2010
Balance at January 1	$24,294	$27,596
Additions based on tax positions related to the current year	3,426	3,554
Additions for tax positions of prior years	0	3,094
Reductions for tax positions of prior years	(194)	(2,583)
Reductions for settlements and effective settlements with taxing authorities	0	(6,774)
Reductions for lapsing of the statute of limitations	(4,772)	(593)
Balance at December 31	$22,754	$24,294

Included in the balance of unrecognized tax benefits at December 31, 2011 is $11.3 million of net tax benefits that, if recognized, would affect our effective tax rate. We recognize interest and penalties related to uncertain tax positions in our income tax expense. As of December 31, 2011 and 2010, respectively, we had approximately $2.2 million and $2.5 million of accrued interest and penalties related to uncertain tax positions. During the years ended December 31, 2011, 2010, and 2009, we recorded interest and penalties, of $231,000 $250,000 and $185,700, respectively.

We are subject to taxation in the United States and in various states and foreign jurisdictions. The field work for the 2003 through 2006 Internal Revenue Service ("IRS") audit has closed. In connection with this audit, we have agreed to certain adjustments for our export income for the 2003 through 2006 tax years; however, this agreement did not result in a material change to our income tax expense. We have not agreed to proposed adjustments regarding the research and development tax credit and are in the process of appealing the proposed adjustment with the IRS. If resolved in favor of the IRS, these adjustments would require a material increase to our income tax expense. However, we expect to prevail with our position and have determined that a change in our tax reserves is not appropriate at this time.

Our tax years 2004 and forward are subject to examination by the IRS, our tax years 2000 and forward are subject to examination by material state jurisdictions, and our tax years 2004 and forward are subject to examination by material foreign jurisdictions.

We benefit from a tax holiday in Korea where we manufacture certain of our replacement parts. The tax holiday is awarded by Korea's Ministry of Finance and Economy to promote capital investment in certain qualified high-technology businesses. The holiday is effective for a 10-year period, from 2003 through 2012, and provided exemption from corporate income tax of 100% of eligible income through 2009 and provides exemptions for 50% of eligible income from 2010 through 2012. Since inception, the tax holiday has produced tax benefits to us totaling $4.7 million.

It is our intention to reinvest undistributed earnings of our foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, we have not provided U.S. federal income and foreign withholding taxes on $78.7 million of undistributed earnings from non-U.S. operations as of December 31, 2011. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings.

13. Employee Benefit Plans

Defined Contribution Plans

We have a defined contribution plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code, and we offer defined contribution plans at certain of our international subsidiaries. Participating United States employees contribute a percentage of their eligible compensation, subject to certain annual IRS limits. The plan is available to all eligible United States employees who meet the service requirement. In accordance with the provisions of the terms of the plan, we may make discretionary matching contributions of up to 4% of each participating employee's eligible compensation, not to exceed $5,000 per participant in the plan year.

We matched defined contribution participant amounts of $2.5 million and $2.9 million for the years ended December 31, 2011 and 2010, respectively. In connection with our cost reduction actions conducted in 2009, we suspended our 401(k) matching program; therefore, no matching contributions were made for the year ended December 31, 2009.

Executive Deferred Compensation Plan

We have an executive deferred compensation plan for key management level employees in which the employee may elect to defer receipt of current compensation from us in order to provide retirement and other benefits on behalf of such employee backed by company owned life insurance policies. This plan is intended to be an unfunded, nonqualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code. The cash surrender value of the company owned life insurance policies totaled $4.9 million and $4.4 million as of December 31, 2011 and 2010, respectively, and is included in other assets in the consolidated balance sheets. Our liability for the deferred compensation plan totaled $5.2 million and $4.0 million as of December 31, 2011 and 2010, respectively, and is included in other liabilities in the consolidated balance sheets.

Executive Option and Group Health Coverage Extension Program

We have an executive option and health coverage extension program for eligible executives who meet certain minimum service and age requirements. This program is designed to provide extended benefits to eligible executives who retire and cease to serve us on a full-time basis. Under the terms of the program, the executive acts as our consultant for a term of four years and in return for these services, the executive continues to vest in his or her eligible stock options after the retirement separation date. The program also provides the former executive with specified health insurance continuation benefits until they reach the age of 65. One former executive continued to participate in the health insurance benefits in 2011, 2010, and 2009.

Retirement Plans

Our Cymer Japan ("CJI") subsidiary has a retirement allowance and pension plan which covers a substantial portion of their employees. Benefits under the plan are based upon years of service and compensation levels. The CJI pension plan consists of a Retirement Allowance and Pension Plan for CJI employees. The expense for the CJI pension plan is recorded pursuant to the authoritative guidance for retirement benefits. The CJI pension plan is an unfunded plan and includes no plan assets.

Our Cymer Korea ("CKI") subsidiary terminated their pension plan in July 2011. Plan assets were distributed to participants on or before August 30, 2011. Prior to its termination, CKI maintained a trust fund with a life insurance company, which is a guaranteed investment product and heavily regulated by the Korean government. For CKI's pension plan, this type of fund was the only investment option allowed by relevant laws and regulations. All of CKI pension plan assets were held in a Variable Rate Guaranteed Investment Fund. These pension plan assets were recorded based on the total amount contributed plus any compounded and accrued interest. There were no other categories of pension plan assets. The vast majority of pension plan assets, as well as a minimum rate of return, were guaranteed by the Korean government.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the pension plans are as follows (in thousands):

	December 31,	
	2011	2010
Change in benefit obligation:		
Beginning projected benefit obligation	$ 3,386	$2,545
Service cost	578	573
Interest cost	56	59
Benefits paid	(1,020)	(264)
Actuarial (gain) loss	(540)	159
Curtailments	222	0
Foreign currency exchange rate changes	180	314
Ending projected benefit obligation	$ 2,862	$3,386
Change in fair value of plan assets:		
Beginning fair value of plan assets	$ 405	$ 329
Return on plan assets	7	10
Employer contributions	0	146
Benefits paid	(433)	(93)
Foreign currency exchange rate changes	21	13
Ending fair value of plan assets	$ 0	$ 405
Unfunded status at end of year (1)	$ 2,862	$2,981
Unrecognized actuarial (gains) losses, before taxes (2)	$ (65)	$ 464
Accumulated benefit obligation	$ 2,336	$2,244

(1) The authoritative guidance for retirement benefits requires employers to recognize the unfunded status of a benefit plan, measured as the difference between the plan assets at fair value and the projected benefit obligation, in their balance sheet. Therefore, we have recorded the unfunded status of the pension plans above in noncurrent liabilities.

(2) Represents amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income. There were no unrecognized transition costs or unrecognized prior service costs.

The recognition of the unfunded status on the balance sheet requires employers to recognize actuarial gains and losses as a component of other comprehensive income. We recorded the unrecognized actuarial gains and losses included in our pension plans in other comprehensive income (loss). The total amount recorded in accumulated other comprehensive income (loss) after taxes was an unrecognized actuarial gain of $54,000 for the year ended December 31, 2011 and a loss of $279,000 and $162,000 for the years ended December 31, 2010 and 2009, respectively.

Net period costs consisted of the following (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Service cost	$578	$573	$ 274
Interest cost	56	59	63
Expected return on plan assets	27	(10)	(16)
Settlement/Curtailment loss (gain)	222	0	(102)
Net periodic pension cost	$883	$622	$ 219

The following weighted average assumptions were used in computing the projected benefit obligation and net periodic pension costs:

	Years Ended December 31,		
	2011	2010	2009
Discount rate	1.25%	2.21%	2.26%
Rate of compensation increase	5.00%	5.19%	5.20%
Expected return on plan assets	N/A	4.80%	5.25%

The mortality rates for the CJI pension plan were as announced by the Japanese Ministry of Health and Welfare in September 2009 for use in funding valuation of the Employees' Pension Fund.

Estimated future benefit payments expected under the CJI pension plan are as follows (in thousands):

2012	$ 193
2013	210
2014	230
2015	243
2016	253
Thereafter	1,681
	$2,810

14. Commitments and Contingencies

Leases

We lease certain facilities under non-cancelable operating leases. The lease terms on these facilities are through December 2015 and provide for certain rent abatements and minimum annual increases and options to extend the terms. In addition, we have a land lease in Korea with a lease term that expires in December 2020. This land lease is exempt from lease payments because the building meets certain investment and operational criteria of the Korean government.

Building rent expense under operating leases, net of sublease building rental income, is recognized on a straight-line basis over the life of the related lease. Rent expense includes payments for building rent, utilities and services. Sublease rental income, which concluded at the end of 2009, included payments by our tenants for building rent and reimbursement of utilities and services. For the years ended December 31, 2011, 2010, and 2009, net rent expense totaled approximately $2.4 million, $2.3 million and $330,000, respectively. Sublease rental income totaled approximately $5.2 million for the year ended December 31, 2009. There was no sublease rental income for the year ended December 31, 2011 or 2010.

Total future minimum lease commitments under operating leases are as follows (in thousands):

2012	$ 2,368
2013	1,096
2014	686
2015	678
2016	8
	$ 4,836

We had capital lease obligations of $720,000 as of December 31, 2011. Capital lease obligations expire at various dates, with the latest maturity in 2014. The current portion of the total obligation of $258,000 is included in other current liabilities and the remaining long-term portion of $462,000 is included in other long-term liabilities on the consolidated balance sheets. Assets held under capital leases are included in net property, plant and equipment on the consolidated balance sheets. Total future minimum lease commitments under capital leases are as follows (in thousands):

2012	$ 305
2013	329
2014	165
Total future minimum lease payments	$ 799
Less amount representing interest	(79)
Present value of future minimum lease payments	$ 720

Guarantees and Warranties

We record a provision for warranty, which is included in cost of revenues and is recorded at the time that the related revenue is recognized. The warranty period and terms for light sources and replacement parts varies by light source system model. We review our warranty provision using a statistical financial model which calculates actual historical expenses, product failure rates, and potential risks associated with our different product models. We then use this financial model to calculate the future probable expenses related to warranty and the required level of the warranty provision. Throughout the year, we review the risk levels, historical cost information and failure rates used within this model and update them as information changes over the product's life cycle. For new product offerings, such as EUV sources and TCZ crystallization tools, for which we have limited or no historical failure rates, we estimate our future probable expenses related to the warranties based on an evaluation of parts covered under warranty and their expected failure rates determined through internal testing and analysis. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required. Actual warranty expenditures are recorded against the warranty provision as they are incurred. Consumed parts under warranty, when returned, are recorded as reductions to warranty expenditures during the period at their estimated fair value. We do not include the return of consumed parts in our statistical financial model used to estimate our provision for warranty because the specific parts and their estimated future fair value when returned, if any, cannot be reasonably estimated at the time revenue is recorded.

The following table provides the changes in the product warranty accrual (in thousands):

	Years Ended December 31,	
	2011	**2010**
Balance at January 1	$ 11,050	$ 16,640
Accruals for warranties issued during the year	13,199	16,154
Changes in liability related to pre-existing warranties	(10,944)	(14,583)
Warranty expenditures (1)	(3,435)	(7,161)
Balance at December 31	$ 9,870	$ 11,050

(1) Warranty expenditures are net of consumed parts returned of $1.5 million and $2.2 million, respectively, for the years ended December 31, 2011 and 2010.

Intellectual Property Indemnifications

We agree to indemnify certain of our customers in the general purchase agreements with our three lithography tool manufacturer customers, ASML, Canon and Nikon, and under certain of our development and supply agreements. These indemnifications generally include both general and intellectual property indemnification provisions that provide we defend these parties against certain infringement claims directed against our products. Under the indemnification provisions, we would pay costs and damages attributable to the infringement claims, including attorneys' fees associated with settlements or defenses in respect of such claims, provided that certain conditions are satisfied. As of December 31, 2011, we were not subject to any pending general or intellectual property-related litigation or claims. We have not received any requests for nor have we been required to make any payments under these indemnification provisions.

Contingencies Related to Third-Party Review and Legal Actions

From time to time, we are subject to potential claims and assessments from third parties. We are also subject to various governmental audits and reviews. We continually assess whether or not such claims have merit and warrant accrual. Where appropriate, we accrue estimates of anticipated liabilities in the consolidated financial statements. Such estimates are subject to change and may affect our operating results, financial condition and cash flows.

We are from time to time party to legal actions in the normal course of business. Management does not expect the outcome of current legal action in the normal course of business to have a material effect on our operating results, financial condition and cash flows.

15. Related Party Transactions

We did not have any related party transactions in 2011. During 2010, we engaged Exponent, Inc., to perform a one-time component reliability analysis for a fee of $164,000. Mr. Michael R. Gaulke, a member of our board of directors and member of Exponent's board of directors, served as an executive officer of Exponent until he retired from his executive chairman role on June 3, 2010.

On January 15, 2010, we purchased the remaining 40% ownership interest in TCZ, which increased our ownership in TCZ from 60% to 100%. Prior to January 15, 2010, we shared ownership of TCZ with Carl Zeiss SMT AG and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH (collectively, "Zeiss") under a joint venture agreement. Under the terms of the joint venture agreement, Zeiss was a related party. In addition to transactions that occurred among us, Zeiss and TCZ related to the joint venture, we also purchased certain optical parts directly from Zeiss and periodically sold our light source system products to them. Associated with these related party transactions, we recorded revenue of $869,000 in 2009. Effective January 15, 2010, Zeiss was no longer a related party.

16. Segment and Geographic Information

Operating segments are defined as components of a public entity which engage in business activity which may earn revenues and incur expenses and its operating results are reviewed regularly by the chief operating decision maker ("CODM"), or decision making group, in deciding how to allocate resources and in assessing performance. We develop, manufacture and market our products within two reportable business segments: Cymer and TCZ. Cymer's primary business is to design, manufacture and sell light sources and installed base products for use in photolithography systems used in the manufacture of semiconductors. TCZ develops, integrates, markets and supports silicon crystallization tools for use in the manufacture of high-resolution LTPS – LCD and OLED displays.

Our CODM is our chief operating officer who reviews the operations and full financial statements of Cymer and TCZ on a quarterly basis. Our CODM uses this information in order to make decisions on resources needed for our light sources and silicon crystallization tools businesses and to assess the overall performance of these businesses. The accounting policies to derive our consolidated financial results are the same as those used for our segment reporting. Information related to our Cymer and TCZ operating segments is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Revenue:			
Cymer	$591,622	$530,241	$307,664
TCZ	2,775	4,600	0
Reconciling items (1)	(185)	(632)	0
	$594,212	$534,209	$307,664
Operating income (loss):			
Cymer	$124,379	$132,777	$ 22,859
TCZ (2)	(16,800)	(11,759)	(5,108)
Reconciling items (3)	0	98	275
	$107,579	$121,116	$ 18,026
Total assets:			
Cymer	$885,426	$775,648	$648,911
TCZ	42,318	11,940	18,157
Reconciling items (3)	0	(257)	(2,150)
	$927,744	$787,331	$664,918

(1) Reconciling items represent intercompany revenue between segments.

(2) TCZ operating loss is presented net of noncontrolling interest in 2010 and 2009.

(3) Reconciling items in 2010 and 2009 represent unallocated items not segregated between the two segments.

Geographic Information

Sales to external customers and long-lived assets, classified by geographic location, are as follows (in thousands):

	Sales to External Customers (1)	Long-lived Assets (2)
2011		
U.S	$264,881	$113,768
Japan	100,931	931
Korea	97,105	3,573
Taiwan	59,498	282
Other Asia (China and Singapore)	38,966	238
Europe	32,831	223
	$594,212	$119,015
2010		
U.S	$210,837	$ 97,531
Japan	107,006	311
Korea	86,944	2,383
Taiwan	57,627	150
Other Asia (China and Singapore)	37,729	4,109
Europe	34,066	221
	$534,209	$104,705
2009		
U.S	$ 91,214	$100,356
Japan	74,331	532
Korea	60,725	2,600
Taiwan	33,876	109
Other Asia (China and Singapore)	23,856	2,821
Europe	23,662	337
	$307,664	$106,755

(1) Sales to external customers consist of sales generated from each of the geographic locations. All significant intercompany balances are eliminated in consolidation.

(2) Long-lived assets include property, plant and equipment attributed to the geographic location in which they are located.

We expect that sales in these geographic areas will continue to account for a substantial portion of our revenue. The loss of business from any of these regions would have a material adverse effect on our operating results, financial condition, and cash flows.

The following customers accounted for 10 percent or more of our revenues in 2011, 2010 and 2009, with revenues attributable to our Cymer reporting segment.

	Years Ended December 31,		
	2011	**2010**	**2009**
ASML Holding N.V.	35%	30%	15%
Nikon Corporation	11%	15%	18%
Samsung Electronics Co.	10%	10%	13%

17. Restructuring Costs

From November 2008 through March 2009, we reduced our worldwide workforce by approximately 38 percent in response to reduced business levels in the lithography sector of the semiconductor capital equipment market and the effect of the global economic market conditions. As a result of these reductions in workforce, we recorded charges to restructuring expense, primarily severance charges of $8.4 million for the year ended December 31, 2009. All such amounts were paid by December 31, 2009.

18. Quarterly Financial Data (Unaudited)

The table below includes quarterly data (in thousands, except per share data):

	Year Ended December 31, 2011				
	1st	2nd	3rd	4th	Total
Revenues	$154,399	$158,235	$128,698	$152,880	$594,212
Gross profit	$ 79,513	$ 84,184	$ 65,063	$ 76,376	$305,136
Operating income	$ 35,657	$ 36,912	$ 13,406	$ 21,604	$107,579
Net income	$ 28,799	$ 27,721	$ 11,250	$ 12,471	$ 80,241
Basic earnings per share (1)	$ 0.95	$ 0.91	$ 0.37	$ 0.41	$ 2.63
Diluted earnings per share (1)	$ 0.94	$ 0.89	$ 0.36	$ 0.40	$ 2.58

	Year Ended December 31, 2010				
	1st	2nd	3rd	4th	Total
Revenues	$113,781	$131,864	$141,710	$146,854	$534,209
Gross profit	$ 56,816	$ 69,491	$ 68,465	$ 77,995	$272,767
Operating income	$ 22,586	$ 31,196	$ 30,198	$ 37,136	$121,116
Net income	$ 16,005	$ 21,212	$ 20,881	$ 32,863	$ 90,961
Basic earnings per share (1)	$ 0.53	$ 0.71	$ 0.71	$ 1.11	$ 3.05
Diluted earnings per share (1)	$ 0.53	$ 0.70	$ 0.70	$ 1.08	$ 3.02

(1) Earnings per share are computed separately for each quarter and the full year using the respective weighted average shares. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

CYMER, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2011, 2010 and 2009 (in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year Ended December 31, 2011	$ 606	$0	$ (404)	$ 202
Year Ended December 31, 2010	$2,297	$0	$(1,691)	$ 606
Year Ended December 31, 2009	$2,295	$2	$ 0	$2,297

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CYMER®

Proxy Statement

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CYMER, INC.
17075 THORNMINT COURT
SAN DIEGO, CALIFORNIA 92127

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 22, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Cymer, Inc., a Nevada corporation, which will be held on Tuesday, May 22, 2012 at 10:00 a.m. local time at our offices at 17075 Thornmint Court, San Diego, California 92127 for the following purposes:

1. To elect Charles J. Abbe, Robert P. Akins, Edward H. Braun, Michael R. Gaulke, William G. Oldham, Eric M. Ruttenberg, Peter J. Simone, Young K. Sohn and Jon D. Tompkins as directors to serve until the 2013 Annual Meeting of Stockholders.
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2012.
3. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in the Proxy Statement.
4. To conduct any other business properly brought before the annual meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

We have elected to provide access to our proxy materials over the Internet under the Securities and Exchange Commission's "notice and access" rules. This method of access facilitates getting the necessary information to stockholders while reducing the costs associated with printing and mailing proxy materials as well as reducing the environmental impact associated with our Annual Meeting. On April 11, 2012, we mailed to our stockholders a Notice containing instructions on how to access our 2012 Proxy Statement and Annual Report and vote online. The Notice contains instructions on how you can (i) receive a paper copy of the Proxy Statement and Annual Report, if you only received a Notice by mail, or (ii) elect to receive your Proxy Statement and Annual Report over the Internet, if you received them by mail this year.

Only stockholders of record at the close of business on March 26, 2012 are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote your shares in order to ensure your representation at the meeting. Promptly vote your shares by telephone, via the Internet, or by signing, dating, and returning the proxy card. If you are receiving these proxy materials by mail, an addressed return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience if you wish to vote by mail. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

By Order of the Board of Directors

Paul B. Bowman
Secretary

San Diego, California
April 11, 2012

PROXY STATEMENT

TABLE OF CONTENTS

AVAILABILITY OF PROXY MATERIALS

We have made these proxy materials available to you on the Internet, or, upon your request, delivered printed versions of these materials to you by mail, in connection with our Board of Directors' solicitation of your proxy vote for use at our Annual Meeting of Stockholders. We request that you cast your vote on each of the proposals described in this Proxy Statement. You are invited to attend the Annual Meeting, but you do not need to attend the meeting in person to vote your shares.

If you have received a printed copy of these proxy materials by mail, you may simply complete, sign and return your proxy card or vote by proxy over the telephone or the Internet as instructed below. If you did not receive a printed copy of these materials by mail and are accessing them on the Internet, you may simply follow the instructions below to submit your proxy on the Internet.

We intend to mail a printed copy of this Proxy Statement and proxy card to our stockholders who have requested them on or about April 11, 2012. All other stockholders will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we also intend to mail on or about April 11, 2012.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

What items will be voted on at the Annual Meeting?

There are three matters scheduled for a vote:

- Election of Charles J. Abbe, Robert P. Akins, Edward H. Braun, Michael R. Gaulke, William G. Oldham, Eric M. Ruttenberg, Peter J. Simone, Young K. Sohn and Jon D. Tompkins as directors to serve until the 2013 Annual Meeting of Stockholders;
- Ratification of KPMG LLP as our independent registered public accounting firm for 2012; and
- Advisory approval of the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with the rules adopted by the Securities and Exchange Commission ("SEC").

Who can vote at the Annual Meeting?

If you owned our common stock at the close of business on March 26, 2012 (the "Record Date"), then you will be entitled to attend and vote at the Annual Meeting. On the Record Date, we had 30,931,648 shares of our common stock outstanding.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least 15,465,825 shares, a majority of the shares outstanding on the Record Date, are represented at the meeting in person or by proxy. Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we provide stockholders access to our proxy materials via the Internet. On or about April 11, 2012, we are sending a Notice to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice. Stockholders may request to receive a full set of printed proxy materials by mail. Instructions on how to access the proxy materials on the Internet or request a printed copy may be found in the Notice.

Will I receive any other proxy materials by mail?

We may send you a proxy card, along with a second Notice, on or after April 23, 2012. To receive a full set of printed proxy materials by mail, you must request them in accordance with the instructions in the Notice.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice to ensure that all of your shares are voted.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and (with respect to proposals other than the election of directors) "AGAINST" votes, abstentions and broker non-votes. Abstentions and broker non-votes will be counted in determining whether a quorum is present. However, an abstention or broker non-vote will not constitute a vote cast and, accordingly, will not be counted in the vote total for any proposal.

If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors in Proposal 1, you may vote "FOR" all nine of the nominees named herein, or you may withhold your vote from any nominee that you specify or all nine nominees. The nine nominees receiving the most "FOR" votes among votes properly cast will be elected. Only the nine nominees named herein have been properly nominated for election as directors.
- You may vote "FOR" or "AGAINST" Proposal 2, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2012, or you may "ABSTAIN" from voting on this proposal. To be approved, the number of votes "FOR" the proposal must exceed the number of votes "AGAINST" the proposal.
- You may vote "FOR" or "AGAINST" Proposal 3, the advisory approval of the compensation of our named executive officers, or you may "ABSTAIN" from voting on this proposal. To be approved, the number of votes "FOR" the proposal must exceed the number of votes "AGAINST" the proposal.

Broker non-votes and abstentions will not be counted towards the vote total for any proposal.

How many votes do I have?

On each proposal to be voted upon, you have one vote for each share of our common stock that you owned on the Record Date. In the election of directors, you may cast that vote "FOR" all of the nine nominees named herein, or you may withhold your vote from any nominee or all of the nominees.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record: If, on the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name: If, on the Record Date, your shares were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct the stockholder of record on how to vote the shares held in your account. You are also invited to attend the Annual Meeting.

If I am a stockholder of record of Cymer shares, how do I vote?

If you are the stockholder of record, you may vote in person at the Annual Meeting or by proxy.

- To vote in person, come to the Annual Meeting, and we will give you a ballot when you arrive.
- If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or if you request a full set of printed copies of the proxy materials by mail, you may also vote by mail or by telephone.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

If I am a beneficial owner of Cymer shares held in street name, how do I vote?

If you are a beneficial owner of shares registered in the name of your broker, bank, dealer or other similar organization, and you wish to vote in person at the Annual Meeting, you must obtain a valid proxy from the organization that holds your shares. If you do not wish to vote in person or you will not be attending the Annual Meeting, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Please follow the voting instructions provided by your broker, dealer or other similar organization to ensure that your vote is counted.

What happens if I do not make specific voting choices?

Stockholder of Record: If you are a stockholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our inspector of elections that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our inspector of elections tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

Can I change my vote after I have voted?

Yes. You may revoke your proxy and change your vote at any time before the final vote at the meeting.

Stockholder of Record: If you are a stockholder of record, you may revoke your proxy in any one of the following ways:

- You may send a written notice that you are revoking your proxy to the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.
- You may send a subsequent properly completed proxy card in accordance with the instructions in this Proxy Statement.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may attend the Annual Meeting, revoke the proxy in writing and vote in person. **Your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.**

The most current proxy card or telephone or Internet proxy our inspector of elections receives is the one that is counted.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of shares held in street name, you will need to follow the instructions included on the proxy form provided to you by your broker regarding how to change your vote.

How can I find out the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of elections after the Annual Meeting and will be reported on Form 8-K, which will be filed with the SEC within four business days after the Annual Meeting.

What is the deadline to propose actions for consideration at the 2013 annual meeting of stockholders?

For a stockholder proposal to be considered for inclusion in our Proxy Statement for our 2013 annual meeting of stockholders, your proposal must be received in writing by the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127, no later than December 12, 2012. Stockholders wishing to submit proposals or director nominations that are not to be included in our proxy materials for that annual meeting of stockholders must do so no earlier than January 22, 2013 and no later than February 21, 2013.

You are advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Our Bylaws are available on our website at *http://www.cymer.com* under Investors—Corporate Governance.

How can I communicate with Cymer's Board of Directors?

Our Board of Directors has adopted a process for stockholder communication with the board. Stockholders wishing to communicate with the board may send a written communication addressed to the Corporate Secretary of Cymer, Inc. at 17075 Thornmint Court, San Diego California 92127 or by e-mail to the following address: *board@cymer.com.* The Corporate Secretary will screen all communications for spam, junk mail, mass mailings, product complaints, product inquiries, new product suggestions, resumes, job inquiries, surveys, business solicitations and advertisements, as well as unduly hostile, threatening, illegal, unsuitable, frivolous, patently offensive or otherwise inappropriate material before forwarding to the Board. The process regarding stockholder communications with the board is posted on our website at *http://www.cymer.com* under Investors—Contact Board.

Who is paying for this proxy solicitation?

We will pay for the entire cost of the solicitation of proxies. We have retained the services of Morrow & Co., LLC to aid in the solicitation of proxies from brokers, bank nominees and other institutions for a fee of $8,500, plus its reasonable out-of-pocket expenses. We will also reimburse brokers, banks, dealers and other similar organizations representing beneficial owners of shares held in street name for the cost of forwarding the Notice and printed proxy materials by mail to beneficial owners who specifically request them, and obtaining beneficial owners' voting instructions. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies on our behalf, in person, by telephone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies.

PROPOSAL 1
ELECTION OF DIRECTORS

Current Nominees

Our nominating and corporate governance committee has nominated the following individuals, and our Board of Directors has approved the nomination of the nine individuals listed below to serve as directors. Each director to be elected at the Annual Meeting will serve a one-year term expiring at the next Annual Meeting of stockholders or until his respective successor is elected and qualified or, if sooner, until his death, resignation or removal. Each of the nominees listed below currently serves as one of our directors and was previously elected by our stockholders. Directors are elected by a plurality of the votes properly cast in person or by proxy. All of the nominees for election as a director at the 2011 Annual Meeting of Stockholders attended the 2011 Annual Meeting of Stockholders.

It is the policy of Cymer that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit his or her offer of resignation for consideration by our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider all of the relevant facts and circumstances and recommend to our board of directors the action to be taken with respect to such offer of resignation. Our board of directors will then act on the Nominating and Corporate Governance Committee's recommendation. Promptly following the board of directors' decision, we will disclose that decision and an explanation of such decision in a filing with the SEC or a press release.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named in this Proxy Statement. If any nominee becomes unavailable for election as a result of an unexpected occurrence, his shares will be voted for the election of a substitute nominee proposed by our Board of Directors. Each person nominated for election has agreed to be named in this Proxy Statement and to serve if elected. We have no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE FOLLOWING NOMINEES FOR THE ELECTION TO THE BOARD OF DIRECTORS.

A brief biography of each of the nominees and a discussion of the specific experience, qualifications, attributes or skills of each nominee that led the nominating and corporate governance committee to recommend that person as a nominee for director, as of the date of this Proxy Statement follows:

Name	Age	Positions with Cymer	Director Since
Charles J. Abbe	71	Director	2003
Robert P. Akins	60	Chairman and Chief Executive Officer	1986
Edward H. Braun	72	Director	2003
Michael R. Gaulke	66	Director	2000
William G. Oldham	73	Director	2001
Eric M. Ruttenberg	56	Director	2009
Peter J. Simone	64	Director	1993
Young K. Sohn	56	Director	2003
Jon D. Tompkins	71	Director	1999

Charles J. Abbe has served as a director of Cymer since January 2003. Mr. Abbe served as president and chief operating officer and as director of JDS Uniphase Corporation from February 2000 until his retirement in June 2001. He was employed previously as president, chief executive officer and director at Optical Coating Laboratory, Inc. from 1998 until the company merged with JDS Uniphase in February 2000, and as vice president and general manager of its principal operating division from 1996 to 1998. From 1990 to 1996, he served in several positions of increasing responsibility, including senior vice president, electronics sector, at Raychem Corporation. Mr. Abbe practiced business consulting with McKinsey & Company from 1971 to 1989. Mr. Abbe also currently serves as director of Opnext, Inc., and CoSine Communications, Inc., both publicly held companies, and as director of several privately financed technology companies. Mr. Abbe received a B.S. and M.S. in chemical engineering from Cornell University and a M.B.A. from Stanford University.

The nominating and corporate governance committee believes that Mr. Abbe's prior history in financial and senior executive positions, along with his current role as a director for several technology companies, including two other public companies, provides him with operational and industry expertise, as well as leadership skills, that are valuable to his role as a director of Cymer and its audit committee chairman.

Robert P. Akins is one of Cymer's co-founders, has served as its chairman and chief executive officer since Cymer's inception in 1986, and served as president of Cymer from its inception until May 2000. Mr. Akins currently serves on the boards of directors of KLA-Tencor Corporation, and Semiconductor Equipment and Materials International ("SEMI") North America, and is chairman of the board of SEMI. He is also a member of the council of advisors to the Irwin and Joan Jacobs School of Engineering at the University of California, San Diego ("UCSD"), and has served on the board of the UC San Diego Foundation. Mr. Akins received the Ernst & Young Entrepreneur of the Year Award for San Diego County in 1997, and with fellow Cymer co-founder Rick Sandstrom, received the outstanding alumnus award from UCSD, and the prestigious SEMI Award for North America, the highest honor conferred by SEMI, in 1996 for contributions to the field of deep ultraviolet ("DUV") lithography. Mr. Akins received a B.S. in physics, a B.A. in literature, and a Ph.D. in applied physics from UCSD.

The nominating and corporate governance committee believes that Mr. Akins' scientific and industry background and extensive history with the Company brings valuable historic knowledge and continuity to the Board of Directors, along with a thorough understanding of our operations, investors, customers and technology.

Edward H. Braun has served as a director of Cymer since March 2003. Mr. Braun has been chairman of the board of Veeco Instruments, Inc. since January 1990. In addition, he was Veeco's chief executive officer from January 1990 to July 2007. Mr. Braun is a director emeritus of the board of directors of SEMI, of which he was chairman of the board in 1993. Mr. Braun also serves as a director of Axcelis Technologies. Mr. Braun received a BSME from Clarkson College of Technology.

The nominating and corporate governance committee believes that Mr. Braun's extensive experience managing Veeco, a provider of metrology and process equipment solutions for the semiconductor, magnetic memory media, and flat panel display industries, provide him with broad industry, operational, and manufacturing expertise, and general leadership skills, which are important to the Board of Directors.

Michael R. Gaulke has served as a director of Cymer since August 2000. Mr. Gaulke has served on the board of directors of Exponent, Inc., a nationally recognized engineering and scientific consulting firm that performs in-depth investigations in more than 90 technical disciplines to analyze failures and accidents to determine their causes, since 1994. Mr. Gaulke served as Exponent's executive chairman from May 2009 to June 2010 and as its chief executive officer from June 1996 to May 2009. Mr. Gaulke first joined Exponent in September 1992, as executive vice president and chief financial officer. In March 1993, he was named Exponent's president and was appointed as a member of its board of directors in January 1994. Prior to 1992, Mr. Gaulke served as executive vice president and chief financial officer of Raynet Corporation, which pioneered a fiber-to-the-curb architecture for telecommunications. Before that, he served as executive vice president and chief financial officer of Spectra-Physics, a leading manufacturer of a broad range of lasers and laser-related products. Mr. Gaulke served as a director of LECG Corporation from June 2003 to 2007. Mr. Gaulke serves on the board of Sutter Health and is also a member of the board of trustees of the Palo Alto Medical Foundation. Mr. Gaulke received a B.S. in electrical engineering from Oregon State University and a M.B.A. from Stanford University.

The nominating and corporate governance committee believes that, as a result of his extensive experience in financial and executive leadership positions, Mr. Gaulke brings to the Board of Directors and its audit committee valuable insights into the financial and operational requirements of a public company. The committee also believes that Mr. Gaulke's lengthy tenure at Exponent provides him with a unique perspective into understanding and managing risk.

William G. Oldham, Ph.D. has served as a director of Cymer since January 2001. He is the Robert S. Pepper Professor of Electrical Engineering and Computer Science, emeritus, at the University of California, Berkeley, where he has been on the faculty since 1964. Dr. Oldham's research interest is in semiconductor materials and process technology, including optical and extreme ultraviolet lithography. He has published more than 200 articles and holds 13 patents. He also served as an outside consultant on our scientific advisory board from its inception in 1999 until August 2002. He also served as program manager for dynamic RAM technology development and circuit design at Intel Corporation from 1974 to 1976. In 2003, he was awarded the Semiconductor Industry Association's University Research Award for his career contributions to the semiconductor industry, and he is a member of the National Academy of Engineering. He also serves on the board of directors of Nanometrics Inc. He received B.S., M.S. and Ph.D. degrees from the Carnegie Institute of Technology.

The nominating and corporate governance committee believes that Dr. Oldham brings an invaluable, deep understanding of the technology, science and engineering of the semiconductor industry to our Board of Directors, including current state of the art developments in extreme ultraviolet lithography.

Eric M. Ruttenberg has served as director of Cymer since October 1, 2009. Mr. Ruttenberg serves as Co-Managing Member of the General Partner of Tinicum Capital Partners II, L.P. and certain affiliated partnerships. He also serves as the Co-Managing Member of the General Partner of Tinicum L.P., a New York based investment partnership and its affiliated partnerships. Mr. Ruttenberg also currently serves as a director of several of Tinicum's privately held portfolio companies. Mr. Ruttenberg has previously served on the boards of SPS Technologies and Kollmorgen Corporation. Mr. Ruttenberg received a B.A. from Hampshire College, where he concentrated in mathematics and business.

The nominating and corporate governance committee believes that, as a result of his extensive experience as an investor in a broad array of private and public companies, Mr. Ruttenberg provides our Board of Directors with valuable perspective as an individual and institutional stockholder, along with the benefit of his experience with manufacturing companies and financial markets.

Peter J. Simone has served as a director of Cymer since July 1993. Mr. Simone is an independent consultant to the investment community and serves on the boards of directors of Inphi Corporation, Newport Corporation, Monotype Imaging, Inc. and Veeco Instruments, Inc., as well as several private companies. Mr. Simone was executive chairman of SpeedFam-IPEC, Inc., a semiconductor equipment company, from June 2001 to December 2002, when it was acquired by Novellus Systems, Inc. Mr. Simone served as a director of Sanmina-SCI Corp from 2003 to 2008. Mr. Simone's previous experience includes 17 years with GCA Corporation, a manufacturer of semiconductor photolithography capital equipment, holding various management positions, including president and director. Mr. Simone received a B.S. in accounting from Bentley University and a M.B.A. from Babson College.

The nominating and corporate governance committee believes that Mr. Simone's lithography background and long tenure as a director of Cymer brings necessary historic knowledge and continuity to the Board of Directors. The committee also believes that Mr. Simone's extensive financial and management experience, along with his current role as a director for several technology companies, provides him with operational, manufacturing and inventory management expertise that are valuable to our audit committee and our Board of Directors.

Young K. Sohn has served as a director of Cymer since March 2003. From July 2007 through February 2012, Mr. Sohn served as president, chief executive officer and director of Inphi Corporation, a semiconductor company, and currently serves as a senior advisor. From May 2005 through July 2007, Sohn was a senior advisor to Panaroma Capital and Silver Lake. He served as president of the Semiconductor Products Group (SPG) at Agilent Technologies Inc. from October 2003 through April 2005. Prior to joining Agilent, he served as president and chief executive officer and chairman of the board of directors of Oak Technology, Inc. which was acquired by Zoran Corporation in August 2003. Prior to joining Oak Technology, Inc. in 1999, Mr. Sohn was employed by Quantum Corporation for six years, serving most recently as president of its Hard Drive Business. From August 1983 to January 1993, he was director of marketing at Intel Corporation. Mr. Sohn also serves on the board of directors of Arm Holdings, PLC. He received a B.S. in electrical engineering from the University of Pennsylvania and a M.S. and M.B.A. from the Massachusetts Institute of Technology's Sloan School of Management.

The nominating and corporate governance committee believes that Mr. Sohn's extensive experience in the semiconductor industry provides our Board of Directors with valuable insight into the business of our chipmaker customers. The committee also believes that Mr. Sohn's extensive involvement with overseas operations bring valuable international insights to the Board of Directors, particularly with respect to our business and relationships in Japan, Korea, Singapore, China and Taiwan.

Jon D. Tompkins has served as a director of Cymer since May 1999. Mr. Tompkins served as chief executive officer of KLA-Tencor Corporation from April 1997 until June 1998 and served as chairman of the board of KLA-Tencor from July 1998 until his retirement in 1999. He served as president and chief executive officer of Tencor Instruments from April 1991 until its merger with KLA Instruments in April 1997 and chairman of the board from November 1993 until the merger. He has also previously served as president and chief executive officer of Spectra-Physics. Mr. Tompkins served as director of Credence Systems Corporation from September 1999 to April 2008 and also served as its lead independent director. Since April 2003, Mr. Tompkins has served as chairman of the board of Electro Scientific Industries. Mr. Tompkins received a B.S. in electrical engineering from the University of Washington and a M.B.A. from Stanford University with an emphasis in finance and accounting.

The nominating and corporate governance committee believes that Mr. Tompkins' significant experience in executive leadership roles at Tencor and KLA-Tencor, suppliers of metrology and yield management solutions for the semiconductor industry, provides our Board of Directors with unique insights into the businesses of our lithography equipment manufacturing customers, as well as our chipmaker customers.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

During 2011, our Board of Directors held ten meetings. Each director attended 75% or more of the aggregate number of the meetings of the board and the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member, respectively.

The following table lists the chairman and members of each committee and the number of meetings held by each committee during 2011:

Name	Audit	Compensation	Nominating and Corporate Governance	Scientific Advisory
Charles J. Abbe	Chairman	—	—	—
Edward H. Braun	—	Chairman	—	—
Michael R. Gaulke	Member	—	Member	—
William G. Oldham	—	Member	—	Chairman
Eric M. Ruttenberg	—	Member	—	—
Peter J. Simone	Member	—	Member	—
Young K. Sohn	—	—	Member	—
Jon D. Tompkins	—	Member	Chairman	—
Total meetings in 2011	11	8	4	3

Independence of the Board of Directors

As required under the NASDAQ Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. Our Board of Directors consults with our legal counsel to ensure that the Board of Directors' determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Cymer, our senior management and our independent registered public accounting firm, our Board of Directors affirmatively has determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Akins, our chief executive officer and chairman of the Board of Directors. As required under Nasdaq listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present and the executive session chairman presides.

Board Leadership Structure and Risk Oversight

Since Cymer's inception in 1986, Mr. Akins has served as our chief executive officer and chairman of the board. Our Board of Directors is comprised of Mr. Akins and eight independent directors. The Board of Directors established the position of executive session chairman in 2004. Our Board of Director policy requires that independent directors who have served on our board for at least one year, other than those who are active chief executive officers or the chairman of the audit committee, serve as chair of the executive sessions at our board meetings for a two year term on a rotating basis.

The executive session chairman:

- reviews and approves the meeting agenda for our Board of Directors;
- sets the agenda for the executive session after consultation with the other independent directors;
- presides during the executive session;
- conveys any messages from the executive session to the chief executive officer;

- is available to discuss with the other directors any concerns they may have about Cymer and its performance and to relay those concerns, where appropriate, to the full Board of Directors;
- is available to consult with the chief executive officer regarding the concerns of the directors; and
- is available to be consulted by any of our senior executives as to any concerns the executive might have.

Mr. Gaulke was appointed by the Board of Directors to serve as executive session chairman for 2011 and 2012.

Mr. Akins is seen by our customers and investors as providing strong leadership for the company and the semiconductor industry. In light of the considerations discussed above, we believe that having Mr. Akins as our chief executive officer and chairman of the Board of Directors, combined with independent chairs for each of our board committees and an independent executive session chair, has been effective and provides the right form of board leadership for us.

Board of Directors Policies

Our Bylaws authorize nine members for the Board of Directors and authorize the Board of Directors to change the number of directors from time to time. Between annual meetings of stockholders, the Board of Directors may elect directors to serve until the next annual meeting. The Board of Directors believes the current size of the board is appropriate and adequate to properly oversee our business, but will reassess our size as circumstances require.

Our directors who also serve as chief executive officers, or in equivalent positions, at other companies may serve on the boards of no more than three public companies, including Cymer's. Directors who are not chief executive officers, or in equivalent positions, may serve on the boards of no more than four public companies, including Cymer's. The Board of Directors may approve requests for waivers of this policy with the approval of at least two-thirds of the directors (other than the director requesting the waiver); provided that each such waiver shall be subject to annual review and re-approval by at least two-thirds of the directors then in office (other than the director requesting the waiver). In November 2011, the Board of Directors approved a waiver with respect to Mr. Simone for his service on the boards of directors of five public companies.

In order to further align the economic interests of directors with those of stockholders, the Board of Directors has adopted a policy requiring that within one year after the date on which an individual becomes a director, each director shall be required to hold not less than 2,500 shares of our common stock.

Because of the significant time investment and energy required to become familiar with the intricacies of the semiconductor capital equipment industry, the Board of Directors does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be re-nominated annually. Additionally, the Board of Directors has determined that there should be no arbitrary age limit or mandatory retirement age for board members. Each board committee's performance review and assessment, and the nominating and corporate governance committee's review and assessment of the Board of Directors' performance will help determine each director's tenure.

It is the policy of Cymer that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit his or her offer of resignation for consideration by our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider all of the relevant facts and circumstances and recommend to our board of directors the action to be taken with respect to such offer of resignation. Our board of directors will then act on the Nominating and Corporate Governance Committee's recommendation. Promptly following the board of directors' decision, we will disclose that decision and an explanation of such decision in a filing with the SEC or a press release.

Board Committees and Charters

The Board of Directors has four standing committees: the audit committee, the compensation committee, the nominating and corporate governance committee and the scientific advisory committee. Each of the committees is comprised of independent directors, with each of the four committees having a separate chair. Our audit committee is responsible for overseeing and monitoring financial risk and our nominating and corporate governance committee is responsible for the oversight of enterprise risk management.

Audit Committee

The audit committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the audit committee performs the following functions, among other things:

- appoints our independent registered public accounting firm and determines the funding for audit and review by them of our consolidated financial statements and internal controls over financial reporting;
- evaluates and oversees our independent registered public accounting firm's independence and performance;
- determines in advance whether to engage our independent registered public accounting firm to provide any non-audit services and pre-approves these engagements;
- oversees and monitors our management and independent registered public accounting firm and their activities with respect to our financial reporting and compliance with our disclosure policies;
- discusses and reviews our financial statements, the results of our annual integrated audit and all press releases containing financial information with management and our independent registered public accounting firm;
- approves the disclosures in and filing of our periodic reports on Form 10-K and Form 10-Q to be filed with the SEC;
- establishes procedures to receive and address complaints regarding accounting and auditing matters;
- reviews and approves the internal audit function;
- considers periodically whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews with our management and independent registered public accounting firm the effectiveness of internal controls over financial reporting; and
- performs such other duties of an audit committee specified in the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the SEC and Nasdaq.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for audit committee members and has determined that all members of the audit committee are independent (as currently defined in the Nasdaq listing standards and SEC rules). The Board of Directors has also determined that Messrs. Abbe, Gaulke and Simone qualify as "audit committee financial experts," as defined in the applicable SEC rules. Our audit committee charter is available on our website at *http://www.cymer.com* under Investors—Corporate Governance.

Compensation Committee

The compensation committee acts on behalf of the Board of Directors to oversee and determine executive compensation. The compensation committee, among other things:

- reviews, evaluates and approves our compensation policy for executive officers;
- approves all forms of compensation to be provided to our executive officers;
- reviews, modifies and approves our overall compensation strategy, philosophy and programs;

- establishes policies with respect to equity compensation arrangements and evaluates the efficacy of our compensation policies and programs;
- acts as administrator of our equity incentive and employee stock purchase plans;
- oversees and approves the management succession and continuity planning process; and
- performs such other functions regarding compensation as the board may delegate.

The compensation committee also reviews with management the information set forth in the "Executive Compensation—Compensation Discussion and Analysis" and considers whether to recommend that it be included in Proxy Statements and other filings. Our compensation committee charter is available on our website at *http://www.cymer.com* under Investors—Corporate Governance.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, among other things:

- acts on behalf of the board by identifying individuals qualified to become directors and recommending that the board select the candidates for all directorships to be filled by the board or by the stockholders;
- oversees the composition, structure and evaluation of the board and each of its committees;
- oversees board compensation; and
- develops and recommends to the board for its approval a set of corporate governance principles applicable to us.

Our corporate governance principles and our nominating and corporate governance committee charter are available on our website at *http://www.cymer.com* under Investors—Corporate Governance.

The nominating and corporate governance committee is responsible for reviewing from time to time the specific experience, qualifications, attributes and skills necessary and appropriate for our directors in the context of the board's composition. These include such factors as business experience, international background, and knowledge of technology, manufacturing, operations, finance and/or marketing, and other skills that would enhance the board's effectiveness.

The nominating and corporate governance committee believes that directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders. The nominating and corporate governance committee evaluates candidates based on qualities such as inquisitiveness, objectivity and possession of practical wisdom and mature judgment. The nominating and corporate governance committee believes the board should represent diverse experience at policy-making levels in business, education and technology, and in areas that are relevant to our global activities.

The nominating and corporate governance and committee establishes procedures for the nomination process and recommends candidates for election to the board. Consideration of new candidates typically involves a series of internal discussions, review of information concerning candidates, and interviews with selected candidates. In seeking and evaluating director candidates, the committee considers the diversity of skills, experience, and background of the board as a whole and, based on that analysis, determines whether it may be desirable to add to the board a director with a certain type of background, experience, personal characteristics, or skills. Board members typically suggest candidates for nomination to the Board.

The nominating and corporate governance committee will consider director candidates recommended by stockholders. The committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the nominating and corporate governance committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the nominating and corporate governance committee at the following address: Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127 at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Scientific Advisory Committee

The scientific advisory committee was formed in August 2002, and charged with interacting with and attending meetings of our scientific advisory board. The scientific advisory committee currently consists solely of Dr. Oldham.

DIRECTOR COMPENSATION

Each of our non-employee directors receive annual cash compensation consisting of the following elements:

- An annual retainer of $30,000 prior to July 2011 payable quarterly, a fee of $2,500 for each board meeting attended and $1,000 for each committee meeting attended, with the exception of the chairman. In May 2011, our Board of Directors approved an increase in the annual retainer to $40,000, payable quarterly, beginning in July 2011.
- The chairman of the audit committee receives $3,000 for each meeting attended. In addition, all members of the audit committee, including the chairman, receive a separate quarterly fee of $1,000 for their service on the audit committee.
- The chairman of the compensation committee, the nominating and corporate governance committee, and the scientific advisory committee each receive $2,000 for each meeting attended.
- The executive session chairman receives an annual retainer of $10,000, payable quarterly.

No fees are paid for telephonic meetings scheduled to last less than one hour. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred to attend board meetings, in accordance with our policy. Total cash compensation paid to outside directors was $584,500 in 2011.

Newly elected non-employee directors are granted an initial restricted stock unit ("RSU") award for the number of shares determined by dividing $200,000 by the closing sales price per share of our common stock as reported on the Nasdaq Global Select Market as of the date of the first regular quarterly meeting of the compensation committee following the non-employee directors' initial election. Each RSU award shall vest 25% on each of the next four anniversaries of the date the non-employee director is first elected to the Board of Directors. On the first trading day of each fiscal year each non-employee director then in office who has served for at least one year is granted an RSU award for the number of shares determined by dividing $100,000 by the closing sales price per share of our common stock as reported on the Nasdaq Global Select Market as of the date of grant. Each RSU award vests 100% one year from the date of grant. RSU awards prior to May 19, 2011 were granted pursuant to the Amended and Restated 2005 Equity Incentive Plan, whereas RSU awards on or after May 19, 2011 are granted pursuant to the 2011 Incentive Plan, which was approved by stockholders on that date.

The vesting of "stock awards" (which include RSU awards and other equity awards that may be granted under either the 2005 or the 2011 Equity Incentive Plan) may be accelerated in full in the event of a Corporate Transaction. The term "Corporate Transaction" is defined in the Incentive Plan and includes transactions such as a sale of all of our assets, a sale of at least 90% of our outstanding stock or a merger, consolidation or similar transaction following which we are not the surviving corporation or following which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged into other securities, cash or other property.

According to the terms of the Incentive Plan, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation may assume or continue any or all stock awards outstanding under the Incentive Plan. A surviving corporation or acquiring corporation may choose to assume or continue only a portion of a stock award or substitute a similar stock award for only a portion of a stock award. With respect to stock awards that have not been assumed, continued or substituted and are held by non-employee directors whose continuous service has not terminated prior to the effective date of the Corporate Transaction, the vesting of stock awards shall be accelerated in full to a date prior to the effective date of the Corporate Transaction as determined by our Board of Directors (or, if our Board of Directors did not determine a date, to the date that is five days prior to the effective date of the Corporate Transaction), and the stock awards shall not terminate.

For outstanding options that were granted under our 1996 Stock Option Plan, in the event of any change-in-control transaction involving us, each outstanding option would be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or substitute the options, the non-employee director would have the right to exercise all of the option shares, including shares not otherwise exercisable. In such event, the plan administrator would notify the non-employee director that the option is fully exercisable for 15 days from the date of such notice and the option terminates upon expiration of such period.

DIRECTOR COMPENSATION FOR 2011

The following table details the total compensation paid to our non-employee directors:

Name	Fees Paid in Cash ($)(1)	RSU Awards ($)(2)	Total ($)
Charles J. Abbe	76,000	99,994	175,994
Edward H. Braun	74,000	99,994	173,994
Michael R. Gaulke	82,000	99,994	181,994
William G. Oldham	73,000	99,994	172,994
Eric M. Ruttenberg	69,500	99,994	169,494
Peter J. Simone	74,500	99,994	174,494
Young K. Sohn	61,500	99,994	161,494
Jon D. Tompkins	74,000	99,994	173,994

(1) Amounts shown include an annual retainer and fees for meetings held and attended by each non-employee director during 2011.

(2) The number of RSUs awarded, in whole shares, was determined by dividing $100,000 by the closing price per share of our common stock as of the date of grant. In January 2011, each non-employee director was awarded 2,232 RSUs with a grant date fair value of $44.80 per share. Each RSU award vests 100% one year from the date of grant

The following table shows for each non-employee director, the aggregate number of shares subject to all outstanding options and RSUs as of December 31, 2011.

Name	Options Outstanding	Awards Outstanding
Charles J. Abbe	34,400	2,232
Edward H. Braun	3,200	2,232
Michael R. Gaulke	20,800	2,232
William G. Oldham	4,000	2,232
Eric M. Ruttenberg	—	5,022
Peter J. Simone	10,400	2,232
Younk K. Sohn	21,550	2,232
Jon D. Tompkins	600	2,232

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis ("CD&A") provides information regarding the 2011 compensation program for the principal executive officer, the principal financial officer, and the three other most highly compensated executive officers of Cymer, Inc. (the "named executive officers"). During 2011, our named executive officers were:

- Robert P. Akins, our Chairman of the Board and Chief Executive Officer;
- Paul B. Bowman, our Senior Vice President, Chief Financial Officer, and Secretary;
- Edward J. Brown, Jr., our President and Chief Operating Officer;
- Karen K. McGinnis, our Vice President, Corporate Controller, and Chief Accounting Officer; and
- Thomas J. Bondur, our Vice President, Global Sales and Marketing who joined us on March 28, 2011.

Financial Highlights

The semiconductor industry has long been acknowledged as being a very cyclical industry, with full cycles recently measured in terms of four to six years. In the past two years alone, however, we have witnessed dramatic swings in demand in our industry, with equipment demand in 2011 and 2010 recovering significantly compared to the multi-cycle low recorded in 2009.

This trend was reflected in our operating results for 2011:

- 11% increase in revenues; $594.2 million in 2011 compared to revenue of $534.2 million in 2010.
- 51% gross margin, with gross profit totaling $305.1 million.
- 18.1% operating margin, with operating income totaling $107.6 million.
- Net income totaled $80.2 million, equal to $2.58 per share (diluted) in 2011, compared to net income attributable to Cymer, Inc. of $91.0 million, equal to $3.02 per share (diluted) for 2010.
- 49% increase in cash and investments to $323.6 million at December 31, 2011.

In general, our executive compensation program addresses this cyclicality through a mix of short-term and long-term incentives, including both cash and equity, as well as through grants of performance-based restricted stock unit awards that allow the Board of Directors and compensation committee to tailor the incentives to the goal of delivering the best results for our stockholders over the long term.

2011 Compensation Program Highlights

The following compensation actions were taken with respect to the compensation of our executive officers in 2011.

Base Salaries.

Salaries were reviewed and adjusted, effective March 28, 2011. Messrs. Akins, Bowman and Brown and Ms. McGinnis received increases of 3.0% over their 2010 salaries, less than the average increase being given to other Cymer U.S. employees and consistent with increases given by our peer companies. Mr. Bondur was hired in March 2011.

Short-Term Incentive Program ("STIP")

The compensation committee structured the STIP for 2011 to support our annual operating plan using two financial measures: revenue and operating margin. We believe these measures drive the results necessary to increase stockholder value. The compensation committee established a funding pool with a maximum aggregate value equal to two times the aggregate target payout levels of all plan participants, with actual payouts to each executive officer based on achievement of specific corporate and individual performance objectives. In 2011, performance against our annual operating plan resulted in the funding of the STIP pool at 81.79% of target levels. This financial outcome combined with an assessment of performance of individual goal achievement resulted in the following 2011 STIP awards to our executive officers:

	2011 Cash Incentive	
	Target	**Actual**
Robert P. Akins	$659,968	$539,788
Paul B. Bowman	$286,138	$234,033
Edward J. Brown, Jr.	$511,554	$418,400
Karen K. McGinnis	$127,740	$104,479
Thomas J. Bondur	$162,231	$132,689

Long-Term Incentive Program ("LTIP")

In 2011, one-half of the target equity awards granted to our executive officers in February 2011, and in the case of Mr. Bondur in May 2011 following his employment start date, were in the form of performance-based restricted stock unit ("PRSU") awards with a one-year performance period and an additional time-based vesting period which provides for a total three year vesting period from date of grant. The remaining equity awards granted to our executive officers in February 2011 and Mr. Bondur in May 2011 were in the form of restricted stock unit ("RSU") awards with a time based three-year vesting schedule. In addition, Ms. McGinnis received an RSU award in August 2011 with a time-based three-year vesting schedule. The PRSU awards were granted subject to two different performance measures: financial performance against our defined revenue and net income targets for the year and market share achievement against a pre-defined goal. We believe that use of multiple performance measures in our LTIP leads to better alignment of pay and performance, while promoting the achievement of revenue, net income and market share objectives.

The actual number of shares issued under the PRSU award based on our financial performance against defined revenue and net income targets was 90.16% of the target award levels and the actual number of shares issued under the PRSU award based on the market share goal was 125%. This resulted in the following 2011 LTIP awards to our executive officers:

	Financial Performance PRSUs				Market Share PRSUs			
Name	Target #	Target $ Value(1)	Actual #	Actual $ Value(1)	Target #	Target $ Value(1)	Actual #	Actual $ Value(1)
Robert P. Akins	22,550	1,163,580	20,331	1,049,080	22,550	1,163,580	28,187	1,454,449
Paul B. Bowman	6,700	345,720	6,039	311,612	6,700	345,720	8,375	432,150
Edward J. Brown, Jr.	12,050	621,780	10,864	560,582	12,050	621,780	15,062	777,199
Karen K. McGinnis	1,120	57,792	1,009	52,064	1,120	57,792	1,400	72,240
Thomas J. Bondur	2,512	122,133	2,264	110,076	2,513	122,182	3,141	152,715

	RSUs	
Name	Actual #	Actual $ Value(1)
Robert P. Akins	45,100	2,327,160
Paul B. Bowman	13,400	691,440
Edward J. Brown, Jr.	24,100	1,243,560
Karen K. McGinnis	8,340	365,379
Thomas J. Bondur	5,025	244,316

(1) Based on the stock price at the date of grant.

In March 2011, we hired Mr. Bondur as our Vice President, Global Sales and Marketing, with responsibility for leading our worldwide sales and account management team. At that time, the compensation committee:

- set his annual salary of $370,000;
- set a target STIP bonus opportunity of 60% of base salary, which for purposes of 2011 was pro-rated based on his actual earned base salary during the year;
- awarded him a hire-on bonus of $75,000 as an inducement to join Cymer, a portion of which is repayable should he terminate employment prior to one year service; and
- provided him with relocation benefits including various services, temporary housing and expense reimbursements as described in the Detail of All Other Compensation provided with Summary Compensation Table.

In addition, the compensation committee recommended, and our Board of Directors approved, a time-based stock option award to purchase 31,500 shares of our common stock, a PRSU award covering 5,025 shares of our common stock, and a RSU award covering 5,025 shares of our common stock. These awards are described in more detail in the Summary Compensation Table and Grants of Plan-Based Awards Table below.

These amounts were determined as part of the arm's-length negotiation of the terms of Mr. Bondur's employment, which were conducted on our behalf by our CEO and subsequently approved by the Compensation Committee. In approving Mr. Bondur's compensation package, the compensation committee considered the potential impact of his role, his experience and skill, his then-current compensation arrangement and the compensation levels of our other executives and executive officers.

Impact of Fiscal 2011 Shareholder Advisory Vote on Executive Compensation

In May 2011, we conducted a non-binding advisory vote on the compensation of the named executive officers, commonly referred to as a "say on pay" vote, at our Annual Meeting of Stockholders. Our stockholders approved the compensation of the named executive officers, with approximately 96% of stockholder votes cast in favor of our executive compensation program.

As the compensation committee evaluated our executive compensation policies and practices throughout 2011, they were mindful of the strong support our stockholders expressed for our compensation philosophy and objectives. As a result, the compensation committee decided to retain our general approach to executive compensation, with an emphasis on incentive compensation that rewards our most senior executives when they deliver value for our stockholders, and made no significant changes to our executive compensation program. We maintain a strong relationship and correlation between the outcome of actual compensation delivered and the outcome of actual business results delivered against objectives.

Consistent with the recommendation of the Board of Directors and the preference of our stockholders as reflected in the advisory vote on the frequency of future say on pay votes conducted at our Annual Meeting of Stockholders, the Board of Directors has adopted a policy providing for annual advisory votes on the compensation of the named executive officers. Accordingly, following the Annual Meeting of Stockholders to which this Proxy Statement relates, the next advisory vote on the compensation of the named executive officers will take place in 2013.

Executive Compensation Philosophy

We operate in an industry that is both highly competitive and undergoing significant globalization. As a result, we have a high demand for qualified and experienced executives. Through our executive compensation program, we seek to attract and retain executives with the requisite knowledge, skills, experience, and integrity to manage our business, and to motivate and reward these individuals to achieve our strategic, operational, and financial objectives, while supporting our core values and culture. In so doing, we provide our executive officers with total compensation that we believe is competitive with other leading companies in our industry and rewards performance as measured against the achievement of challenging business objectives. We also seek to align our executive officers' business objectives and, thereby, their financial interests, with the long-term interests of our stockholders.

We have designed a compensation program which puts a substantial percentage of executive pay at-risk. Compensation is subject to increase when corporate results exceed targets and subject to reduction when corporate targets are not achieved. This provides us with a variable expense structure, allowing us to reduce our compensation costs commensurate with business results. Consistent with our goal of linking pay and performance, approximately 89% of the targeted total compensation awarded to Mr. Akins in 2011 was comprised of short- and long-term incentive compensation and tied to the achievement of specific performance objectives or the underlying value of our stock price.

Each year, we evaluate the various elements of our executive compensation program, relative to the compensation paid to the executives of the companies within our peer group, as well as against compensation survey data of companies in our industry sector with comparable annual revenues. This analysis is intended to assess the competitiveness of the compensation that we offer to our executive officers as compared to that offered to executives at companies with which we compete for talent.

To ensure our executive compensation is market competitive, the compensation committee reviews each element of compensation separately and in total, for each executive officer against the compensation of individuals holding similar roles and responsibilities within our peer group (as described below) and against broader technology-based survey data. Market competitiveness is only one of several factors used by the compensation committee in setting compensation. The compensation committee also considers the financial and operational performance of Cymer, the scope of responsibility, experience, performance and contributions of each executive officer, internal equity, our retention objectives, and succession planning considerations.

The peer group consists of 13 semiconductor capital equipment companies either comparable to or larger than Cymer as measured by revenue, market capitalization, business maturity, and general growth opportunities:

Advanced Energy Industries	Lam Research	Teradyne
Brooks Automation	MKS Instruments	Ultratech
Coherent	Newport	Varian Semiconductor Equipment
FEI	Novellus	Veeco Instruments
KLA Tencor		

This group represents the companies against which the compensation committee believes our executive compensation program should be competitive for our chief executive officer, president and chief financial officer positions. These companies are similar to us in terms of scope and general business complexity and operations. Compensia, Inc. ("Compensia"), the compensation committee's compensation consultant, conducted an analysis using publicly-available compensation information from these companies to determine the base salary, annual cash incentive compensation, aggregate equity award values, and overall compensation provided by the peer group to their chief executive, president and chief financial officers.

In addition, for all of our executives, including executive officers, Compensia performed a compensation analysis using multiple cuts of the Radford Technology Survey for base salary, annual cash incentive compensation, aggregate equity award values, and total overall compensation at companies in our industry sector with comparable annual revenues to determine competitive pay levels for each executive position.

Using this analysis, the compensation committee reviewed each individual compensation element for our executive officers for 2011 against a range of competitive date including the 25th, 50th, 60th and 75th percentile of the competitive market. The compensation committee reviewed each executive officer's performance and contribution and determined the appropriate competitive pay level against the market. The compensation committee also evaluated the total compensation of our executive officers to ensure that it appropriately recognized each individual's position and role, scope of responsibility, experience, performance, and contributions. The compensation committee has discretion to set compensation at the level it deems to be appropriate using both the market data and other determining factors described above.

Compensation Process

Role of the Compensation Committee

The compensation committee oversees and determines executive compensation on behalf of the Board of Directors. Among its duties, the compensation committee establishes our compensation philosophy and the framework for determining the compensation of our executive officers and, within that philosophy and framework, reviews, evaluates, and approves base salaries, short-term and long-term incentives, and all other forms of compensation for these individuals.

The compensation committee receives compensation recommendations and supporting data, as described below, on the compensation of our executive officers from its compensation consultant as well as performance evaluations and compensation recommendations for our executive officers from Mr. Akins (other than for himself). In addition, the compensation committee members rely on their own personal experience with compensation practices through their involvement as either executives or directors of other companies. Historically, the compensation committee has made adjustments to our executive officers' base salaries, determined annual cash incentive payments, granted equity awards, and established new short-term annual and long-term performance objectives in the first quarter of the year, as part of our formal annual executive compensation review process. Generally, the compensation committee's process comprises two related elements: (i) the determination of compensation levels and (ii) the establishment of performance objectives for the current year.

In the case of Mr. Akins, the evaluation of his performance is conducted by the compensation committee, which determines any adjustments to his base salary, as well as any annual cash incentive payments and equity awards, and establishes the performance objectives required to earn those awards. Mr. Akins is not permitted to participate in or be present during any deliberations or determinations of the compensation committee regarding his compensation or individual performance objectives. The compensation committee also meets at every regularly scheduled compensation committee meeting in executive sessions without management present.

As part of its evaluation process, the compensation committee solicits the opinions of all members of the Board of Directors. As part of its considerations and deliberations on the compensation for our executive officers the compensation committee may review and consider such materials as it deems appropriate, as well as recommendations from the compensation committee's compensation consultant. Each executive officer performs an annual self-assessment to measure his or her performance against his or her pre-established individual performance objectives. This self-assessment is then reviewed with the executive officers who are ranked at least one level higher and who have authority to approve and/or modify the self-assessment. Mr. Akins' self-assessment is reviewed by the compensation committee and other members of the Board of Directors.

Where appropriate, the compensation committee includes multiple measures of performance in our incentive plan design. However, to mitigate the potential risks of excessive incentive payments, we have incorporated appropriate maximums of between 1.50x – 2.0x target payments for both our STIP and LTIP, with the compensation committee having oversight and approval on both plans to ensure that there continues to be the appropriate balance of short-term financial results and long-term strategic vision.

For more information on the compensation committee, please see "Information Regarding the Board of Directors and its Committees."

Role of the Compensation Consultant

The compensation committee has the sole authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's fees and the other terms of its engagement. The compensation committee has engaged Compensia, a nationally-recognized executive compensation consulting firm, which does not provide any other services to us and works with our management only on matters for which the compensation committee is responsible.

Compensia performed the following services during 2011:

- advised the compensation committee on current compensation market trends and the specifics of new legislation affecting executive compensation;
- reviewed and recommended changes to our peer group and assessed our relative performance and the compensation of our Chief Executive Officer, President and Chief Financial Officer against this peer group;
- evaluated our current executive compensation program, including base salaries, short-term and long-term incentives, with a view to supporting and reinforcing our long-term business objectives and strategic goals; and
- assisted with the development of our 2012 long-term incentive plan grant guidelines.

Elements of Executive Compensation

During 2011, our executive compensation program consisted of the following elements:

- base salaries;
- annual cash-based short-term incentives;

- equity-based long-term incentives;
- retirement, health, and welfare benefits;
- change in control benefits; and
- perquisites and other benefits.

The level of base salary versus incentive compensation, which includes annual cash-based short-term and equity-based long-term incentive awards, is dependent on both the performance rating and level of the executive officer. Consistent with our pay-for-performance philosophy, an executive officer's position, responsibility level and influence on stockholder value are reflected in the relative value of short and long-term incentive pay elements in comparison to base salary.

Base Salaries

We seek to provide our executive officers with a level of fixed cash compensation in the form of base salary commensurate with their professional status and accomplishment. This level is determined based on market competitive pay levels for comparable roles and scope of responsibility, sustained and consistent individual performance and contribution and the experience, skills and expertise of the incumbent, particularly in the case of newly hire executive officers. The employment agreements with certain of our named executive officers provide for an annual base salary. These base salaries are reviewed by the compensation committee at least annually. The compensation committee may, at its discretion, increase the base salary but not decrease the base salary below the amount in the respective employment agreement.

Annual Cash-Based Short-Term Incentives

We use annual cash incentive awards to reinforce our performance-based compensation philosophy by providing a significant target award opportunity expressed as a proportion of base salary. Under the STIP, an executive officer's annual cash incentive award payout generally depends on two categories of performance achievement, one related to our overall corporate financial performance for both revenue and operating margin based on our annual operating plan and the other related to the executive officer's individual performance as evaluated against specific management-by-objective ("MBO") goals.

The annual cash incentive award targets for our executive officers for 2011, expressed as a percentage of his or her base salary, as well as the weighting of the cash incentive award amount subject to adjustment based on individual MBOs, were as follows:

	Target Annual Cash Incentive (as a % of base salary)	% of Cash Incentive Adjusted for Individual Achievement Against MBOs
Robert P. Akins	100%	20%
Paul B. Bowman	80%	20%
Edward J. Brown, Jr.	100%	20%
Karen K. McGinnis	50%	70%
Thomas J. Bondur	60%	70%

The Board of Directors approved our annual operating plan before the beginning of the year, and the compensation committee approved the STIP and target award opportunities during the first quarter of 2011. The compensation committee adopted a pool-based funding approach whereby our financial performance determined a funding factor for the STIP cash incentive pool. The target STIP cash incentive pool was based on the aggregate of the annual cash incentive award opportunities for all participants at the target payout levels and was subject to increase or decrease based upon the level of our achievement against the following performance measures:

- Revenue—Actual revenue achieved for the year as compared to an annual revenue target level; and

- Operating Margin—Actual operating margin achieved for the year as compared to an annual operating margin target level.

Our 2011 revenue was $594.2 million and our operating margin was 18.1%. These levels of financial performance fell below the targets established by our Board of Directors and, therefore, resulted in a funding factor of 81.79% for the STIP cash incentive pool. Our Board of Directors believed that by using both revenue and operating profitability measures as the basis for determining the size of the cash incentive pool under the STIP, we mitigate risk through the focus on multiple measures and drive multiple business results important to our success.

The individual MBOs for our executive officers are summarized as follows:

Name	MBOs
Robert P. Akins	Lead top corporate strategic and annual operating and growth plan; drive key organizational priorities of EUV product success, Reliability and Productivity, Installed Base Product leadership and profitability, DUV product leadership and profitability, TCZ business and capabilities growth, and organization and individual development.
Edward J. Brown, Jr.	Create and execute top corporate strategic and annual operating and growth plan; execute key organizational priorities of Reliability and Productivity, Installed Base Product leadership and profitability, EUV product success, DUV product leadership and profitability, TCZ business and capabilities growth, and organization and individual development.
Paul B. Bowman	Accurately report and forecast financial information; enhance global cash and risk management; Optimize tax rates globally; establish and execute strategic company objectives
Karen K. McGinnis	Adhere to global accounting and regulatory requirements; support corporate wide objectives; build scalable accounting group
Thomas J. Bondur	Increase market share and On-Pulse coverage

The compensation committee, based on the recommendation of our Chief Executive Officer (except with respect to his own MBOs) deemed that all of the named executive officers had completed their MBOs satisfactorily and were granted a bonus payout at the full funding level of 81.79% of target. In the case of our Chief Executive Officer, the compensation committee and the Board of Directors assessed his individual performance and determined that he had completed his MBOs satisfactorily, resulting in a bonus payout at the full funding level of 81.79% of target.

Long-Term Incentives

To further align the long-term interests of our executive officers with the interests of our stockholders, we provided them with long-term incentives in the form of equity awards. The compensation committee believes that a large portion of the executive officers' target total compensation should consist of equity awards which provide a substantial ownership opportunity aligned with the risk and returns of our stockholders. Our long-term incentives vest over several years, thereby providing retention and ownership incentives across several years.

Each year, the compensation committee determines the target levels for the LTIP awards based on:

- an analysis of the aggregate values of the long-term incentive awards being offered by our peer group, as well as other similarly sized companies in our industry sector;

- stockholder dilution considerations;
- the accounting treatment for stock-based compensation expense and its effect on our operating budget; and
- the recommendations of the compensation committee's compensation consultant.

Equity awards are granted from our Incentive Plan and may include any of the following equity vehicles: PRSUs, RSUs, stock options, and/or any other equity awards authorized under the Equity Incentive Plan. Equity awards are based on a target award value which is evaluated annually against our peer group and other similarly-sized companies within our industry based on information provided by Radford's global technology survey. This target award value is then converted into a number of shares by dividing a 30 calendar day average closing sales price of our common stock into the target award value to determine the size of the equity award.

In general, we grant equity awards to our newly hired executive officers as an inducement to join Cymer. In determining the number of shares of our common stock to be granted to newly hired executive officers, we take into consideration the individual's position, scope of responsibility, ability to affect profits and stockholder value, and the value of equity awards in relation to other elements of total compensation. We also consider external factors, such as current market conditions for executive employees and competitive peer or survey data, as applicable to the position, to determine the number and value of shares of common stock to be granted. For LTIP awards, the type of award and number of shares of our common stock to be granted and the applicable vesting period is determined as described above. PRSU awards, stock options, and other equity awards are intended to align the interests of our executive officers with the interests of our stockholders through stock ownership, increase the reward to our executive officers when our stock price increases, and serve as a retention tool for our executive officers.

Awards—2011

In February 2011, the compensation committee set target levels for the 2011 LTIP equity awards for our executive officers. The equity awards were comprised of PRSU and RSU awards. The number of shares of our common stock subject to the PRSU awards was subject to increase or decrease based on our actual performance against one or more specific performance measures approved by the compensation committee. The adjusted numbers of shares of our common stock, if any, vest and become issuable in three equal installments with the initial installment vesting upon the later of the determination of our level of achievement or the first anniversary of the award's grant date and the second and third installments vesting on the second and third anniversaries of the award's grant date. The shares of our common stock subject to the RSU awards vest and become issuable in three equal annual installments beginning on the first anniversary of the award's grant date.

The compensation committee granted supplemental equity award to some of our named executive officers. These additional supplemental awards were issued separately from the annual grants in consideration of multi-year individual performance and contribution, a review of the strength or weakness of the long-term retention incentive for each executive proportionate to base salary compensation and total compensation competitiveness over a one to three year period. The target award values and number of shares of our common stock for LTIP awards and the grant date fair value and shares of common stock for supplemental awards subject to the PSRU and RSU awards granted to our executive officers were as follows:

Name	Target LTIP Award Value(1)	# of RSUs (2)	Target # of PRSUs(3)
Robert P. Akins	$1,800,000	20,100	20,100
Paul B. Bowman	$ 660,000	7,400	7,400
Edward J. Brown, Jr	$1,350,000	15,100	15,100
Karen K. McGinnis	$ 200,000	2,240	2,240
Thomas J. Bondur(4)	$ 450,000	5,025	5,025

Name	Supplemental Award Grant Date Fair Value(1)	# of RSUs	# of PRSUs
Robert P. Akins	$2,580,000	25,000	25,000
Paul B. Bowman	$ 619,200	6,000	6,000
Edward J. Brown, Jr.	$ 928,800	9,000	9,000
Karen K. McGinnis	$ 249,795	6,100	—
Thomas J. Bondur(5)	$ —	—	—

(1) The target award value for each executive officer represents the target dollar value of the LTIP, as established by the compensation committee consistent with our compensation philosophy, and assumes that the target performance levels for the related financial and individual performance measures associated with the PRSUs are achieved.

(2) The number of shares of our common stock subject to the RSU awards was calculated by dividing the target award value applicable to that portion of the LTIP by the 30 calendar day average closing sales price of our common stock as of January 7, 2011, $44.72 per share, and rounding the result to the nearest ten shares. RSU awards will vest in three equal annual installments beginning on the first anniversary of the grant date.

(3) The target number of our common stock subject to the PRSU awards was calculated by dividing the target award value applicable to that portion of the LTIP award by the 30 calendar day average closing sales price of our common stock as of January 7, 2011, $44.72 per share, and rounding the result to the nearest ten shares. PRSU awards will vest in three equal annual installments with the initial installment vesting upon the later of determination of the actual number of shares of our common stock earned under the award or the first anniversary of the grant date and the second and third installments vesting on the second and third anniversaries of the grant date.

(4) Mr. Bondur's target award value was determined by the compensation committee based on market competitive grant levels for new executives in his position and level, and was granted to him as an inducement to commence employment with us.

(5) Mr. Bondur did not receive supplemental RSU or PRSU awards in 2011.

2011 PRSU Performance Measures

Half of the number of shares of our common stock subject to the 2011 PRSU awards was to be determined based on our financial performance against pre-established target levels for revenue and net income during 2011 as follows:

Performance Against Pre-established Financial Targets Levels	% of Target Number of Shares Earned
<50% of defined targets	0%
50% of defined targets	50%
75% of defined targets	75%
100% of defined targets	100%
125% of defined targets	150%
150% of defined targets	200%

The other half of the number of shares of our common stock issued subject to the 2011 PRSU awards was to be determined based on our value-based market share of deep ultraviolet light source and extreme ultraviolet source installations during 2011 as follows:

Market Share	% of Target Achieved	% of Target Number of Shares Earned
< 56%	<80%	0%
56%	80%	50%
60%	86%	64%
65%	93%	82%
70%	100%	100%
75%	107%	125%
80%	114%	150%

In February 2012, the compensation committee approved the level of achievement with respect to the two performance measures as described above. The level of achievement based on the two financial performance measures was 90.16% of the target award levels, and the level of achievement based on the market share goal was 125% of the target awards levels. As a result, the following number of shares of our common stock were earned under the PRSU awards by our executive officers, with 33% of such shares vesting on the anniversary of the grant date in 2012, and the remaining shares vesting in equal annual installments on their anniversary dates in 2013 and 2014, subject to continued employment with us:

Name	Grant Date	Threshold # of PRSUs	Target # of PRSUs	Maximum # of PRSUs	# of PRSUs Earned
Robert P. Akins(1)	2/16/2011	10,050	20,100	35,175	21,623
	2/16/2011	12,500	25,000	43,750	26,895
Paul B. Bowman(1)	2/16/2011	3,700	7,400	12,950	6,454
	2/16/2011	3,000	6,000	10,500	7,960
Edward J. Brown, Jr.(1)	2/16/2011	7,550	15,100	26,425	9,682
	2/16/2011	4,500	9,000	15,750	16,244
Karen K. McGinnis	2/16/2011	1,120	2,240	3,920	2,409
Thomas J. Bondur	5/18/2011	2,512	5,025	8,794	5,405

(1) Represents supplemental awards.

LTIP Awards—2009

Our 2009 LTIP awards are discussed herein because they are based on the three-year performance period which ended December 31, 2011. The target award values and number of shares of our common stock subject to the PSRU and RSU awards granted to and subsequently earned by our executive officers under the 2009 LTIP were as follows:

	Target LTIP Award Value(1)	**# of RSUs (2)**	**Target # of PRSUs(2)**
Robert P. Akins	$780,000	17,820	17,820
Edward J. Brown, Jr.	$585,000	13,370	13,370
Paul B. Bowman	$390,000	8,910	8,910
Karen K. McGinnis	$130,000	2,970	2,970
Thomas J. Bondur(3)	$ —	—	—

(1) The target award value for each executive officer represents the target dollar value of the LTIP awards, as established by the compensation committee consistent with our compensation philosophy, and assumes that the target performance levels for the related financial and individual performance measures associated with the PRSUs is achieved.

(2) The number of shares of our common stock subject to the RSU awards was calculated by dividing the target award value applicable to that portion of the LTIP award by the 30 calendar day average closing sales price of our common stock as of January 2, 2009, $21.88 per share, and rounding the result to the nearest ten shares. RSU awards were granted to Messrs. Akins, Brown, and Bowman on February 5, 2009 and will vest over a three year period. RSU awards were granted to Ms. McGinnis on February 26, 2010 and will vest on each of the next three anniversaries of her employment commencement date, which was November 30, 2009. PRSU awards were granted to Messrs. Akins, Brown and Bowman on February 5, 2009 and to Ms. McGinnis on February 26, 2010 and will vest and become issuable upon determination of our level of achievement against the performance measures.

(3) Mr. Bondur began his employment with us on March 28, 2011 and, therefore, was not eligible for an award under this program.

2009 PRSU Performance Measures

The number of shares of our common stock that will be issued under the 2009 PRSUs was determined based on our percentile ranking relative to our peer group over a three year performance period (2009 through 2011) with respect to two specified financial measures: revenue growth and net income change as a percentage of revenue, as follows:

Percentile Rank vs. Peers	**% of Target Number of Shares To Be Issued(1)**
$<40^{th}$ Percentile	0%
40th - 50th Percentile	50%
50th - 60th Percentile	75%
60th - 70th Percentile	100%
70th - 80th Percentile	125%
80th - 90th Percentile	150%
Greater than 90th Percentile	200%

(1) The number of shares of our common stock that vested and became issuable under the PRSUs was subject to reduction if an executive officer's individual average annual MBO achievement over the three year performance period was less than 100% of his or her targeted MBO as determined by the compensation committee, in the case of Mr. Akins, and by Mr. Akins, in the case of the other executive officers.

In February 2012, the compensation committee approved the achievement against the 2009 PRSU performance measures described above. The level of achievement based on relative financial performance against our peer companies was 60% of the target award levels. As a result, the following shares of our common stock were earned by our executive officers.

Name	Grant Date	Threshold # of PRSUs	Target # of PRSUs	Maximum # of PRSUs	# of PRSUs Earned
Robert P. Akins	2/5/2009	8,910	17,820	35,640	10,417
Paul B. Bowman	2/5/2009	4,455	8,910	17,820	5,310
Edward J. Brown, Jr.	2/5/2009	6,685	13,370	26,740	8,022
Karen K. McGinnis	2/26/2010	1,485	2,970	5,940	1,782
Thomans J. Bondur(1)	—	—	—	—	—

(1) Mr. Bondur began his employment with us on March 28, 2011 and, therefore, was not eligible for an award under this program.

Equity Award Grant Policy

The Board of Directors has adopted an equity award grant policy that is applicable to all equity awards granted by the compensation committee, including awards to executive officers. Under this policy, equity awards are granted generally only at the regularly scheduled meetings of the compensation committee held in conjunction with the quarterly meetings of the Board of Directors. To the extent that stock options are granted by the compensation committee, the exercise price is set at the closing sales price of our common stock on the date the compensation committee approved the award. We have not attempted to coordinate equity award grants with the release of material non-public information, and, under this policy, have expressly prohibited such a practice.

Stock Ownership Policy for Certain Named Executive Officers

The Board of Directors believes that it is in the best interest of Cymer and its stockholders to require our chief executive officer, chief operating officer, and chief financial officer to maintain ownership stakes that align the interests of these executive officers who are most responsible for influencing stockholder value with the interests of our stockholders. Accordingly, it has adopted a policy requiring that, within five years after the date on which an individual is first appointed to any of these positions, such individual must hold not less than a certain number of shares of our common stock.

For purposes of determining whether the executive officer meets the applicable stock ownership requirements, shares of common stock subject to vested stock options and vested RSU awards held by such individual are counted as owned. As of December 31, 2011, Messrs. Akins, Brown, and Bowman each met their applicable stock ownership requirements as demonstrated in the table below. As well, stock ownership values expressed as a percentage of salary are well beyond typical guidelines for these roles at similar companies.

Name	Title	Guidelines	Stock Ownership(1)	Stock Ownership as a Multiple of Salary(1)
Robert P. Akins	Chief Executive Officer	15,000 Shares	255,073	8.6
Edward J. Brown, Jr.	Chief Operating Officer	10,000 Shares	310,705	10
Paul B. Bowman	Chief Financial Officer	10,000 Shares	28,192	2.5

(1) As of December 31, 2011

Retirement, Health, and Welfare Benefits

Employee 401(k) Defined Contribution Plan. We maintain a Section 401(k) plan that allows participating employees to contribute a percentage of their eligible compensation, subject to annual Internal Revenue Service limits. The plan is available to all full-time U.S. employees, including our executive officers. Pursuant to the terms of the plan, we are allowed to make a matching contribution of up to 4% of each participating employee's eligible compensation, not to exceed $5,000 per year. The amounts we contribute vest annually over a three year period based on the employee's date of hire. During 2011, Messrs. Akins, Bowman and Brown and Ms. McGinnis received the maximum matching contribution of $5,000, and Mr. Bondur received a matching contribution of $2,846.

Executive Deferred Compensation Plan. We maintain an executive deferred compensation plan for senior management level employees. This plan is intended to be a non-qualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code. The plan is maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees under the Employee Retirement Income Security Act of 1974 ("ERISA"). We have purchased company-owned life insurance to finance this plan. The plan allows eligible participants to defer receipt of their base salary and/or annual cash incentive payments to provide retirement and other benefits to the employee. We do not provide a matching contribution on any deferrals under this plan.

We maintain this plan for the purpose of providing a competitive benefit by providing our executive officers an opportunity to defer income tax payments on their cash compensation. Of our executive officers, only Mr. Akins currently participates in this plan.

Officer Retirement Program. We do not provide supplemental cash retirement benefits to executive officers because we intend that the benefits provided under our long-term incentive plans, our Section 401(k) plan, and the deferred compensation plan will provide a sufficient and competitive source of retirement savings for our executive officers. However, we do have a retirement program that provides a consulting arrangement, continued equity vesting and executive health coverage for our executive officers who voluntarily retire while in good standing. We provide this program to reward our executive officers who have provided us with services over a significant number of years. The only executive officer who is currently eligible for this program is Mr. Akins. See the discussion below under "Potential Payments Upon Qualifying Retirement Terminations" for a more detailed description of the material terms of this program.

Change in Control Benefits

We have entered into employment agreements with Messrs. Akins, Bowman, and Brown and Ms. McGinnis which make them eligible to receive certain payments and benefits in the event his or her employment is involuntarily terminated other than for cause or is constructively terminated upon or within 18 months after a change in control of Cymer. Income and benefit protection against their potential loss of employment in connection with a change in control of Cymer is provided in consideration of the need to retain the services of these executive officers, provide for a smooth transition of leadership continuity and focus their efforts on stockholder interests when considering strategic ownership alternatives. These executive officers are also eligible to receive similar payments and benefits if he or she voluntarily resigns for any reason within the 30-day period beginning one year after a change of control. These agreements and provisions have been in place for a number of years and we intend to honor them at this time. A mechanism is provided in each agreement to limit payments in the event they would result in the levy of an excise tax under Section 4999 of the Internal Revenue Code. See the discussion below under "Potential Payments Upon Qualifying Change in Control Related Terminations" for a more detailed description of the material terms of our change in control payments and benefits.

Perquisites and Health and Welfare Benefits

We provide benefits to our executive officers that are available to all of our full-time employees, including participation in group life, health, dental, and vision and long-term disability insurance plans. In addition to these company-wide benefits, we provide our executive officers with a group long-term disability insurance plan, and they are eligible to receive comprehensive financial planning services.

In addition, the company provides to Messrs. Akins, Brown and Bowman a supplemental executive long-term disability coverage which provides a total benefit of 60% of monthly base earnings when combined with the group long-term disability coverage.

Regulatory Considerations

Certain tax and accounting requirements may influence the design and operation of our executive compensation program.

Section 162(m)—Deductibility of Remuneration in Excess of $1 Million

Section 162(m) of the Internal Revenue Code limits the amount that we may deduct as compensation expense for federal income tax purposes with respect to the remuneration paid to our chief executive officer and each of our other executive officers other than our chief financial officer, or the covered officers, to $1 million per individual per year. There are certain exceptions to this deduction limit on compensation paid to our covered officers, including an exception for remuneration that qualifies as "performance-based compensation" (that is, compensation that is payable solely upon the achievement of objective performance criteria).

We structure our executive compensation program to maximize the deductibility of the remuneration paid to the covered officers to the extent that the compensation committee believes that doing so is in Cymer's best interests. Consequently, our equity compensation plans have been designed to permit the compensation committee to grant stock options and other awards which will qualify as "performance-based compensation" under Section 162(m)), and we believe that the PRSU awards and stock options granted to our covered officers qualify under Section 162(m) as performance-based compensation. However, to maintain flexibility in compensating the covered officers in a manner designed to promote varying corporate goals, the compensation committee has not adopted a policy that all compensation must be deductible. For example, the vesting of shares of our common stock subject to RSU awards granted under our LTIP that are not subject to the achievement of specified performance objectives does not qualify as performance-based compensation and, accordingly, the compensation expense related to such awards to our covered officers will count toward the $1 million deduction limit.

While we cannot predict how the $1 million deduction limit may affect our executive compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. The compensation committee may, in its judgment, authorize and pay non-deductible compensation when it believes that such compensation is necessary and appropriate to attract and retain key executive officers. The compensation committee intends to continue to evaluate the effects of the compensation deduction limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with Cymer's best interests.

Section 409A—Treatment of Nonqualified Deferred Compensation

Section 409A of the Internal Revenue Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy certain documentation and operational requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. We intend to administer our executive compensation program and design individual compensation elements, as well as the compensation plans and arrangements applicable to our employees generally, so that they are either exempt from, or satisfy the requirements of,

Section 409A. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they continue to be either exempt from or compliant with the requirements of Section 409A.

Valuation of Stock-Based Compensation

The compensation committee takes accounting implications into consideration in designing equity-based compensation plans and arrangements for our executive officers and other employees. One of the accounting requirements that directly affects employee compensation expense is the accounting treatment for stock-based compensation. The accounting for stock-based compensation requires us to record compensation expense in our statements of operations for all equity awards granted to our executive officers and other employees.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation awarded or paid to, or earned by, our chief executive officer, our chief financial officer and our other three most highly compensated executive officers, whom we refer to as our "named executive officers," for 2011, 2010 and 2009 is set forth in the table below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value & Nonqualified Deferred Compensation Earnings (Loss)(5)	All Other Compensation(9)	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Robert P. Akins	2011	659,968	—	5,119,752	—	539,788	78,363	24,106	6,421,977
Chairman of the Board	2010	640,746	—	2,087,475	—	1,548,436	115,608	23,207	4,415,472
of Directors and Chief	2009	584,678	—	452,907	—	1,267,073	173,164	17,170	2,494,992
Executive Officer									
Paul B. Bowman(6)	2011	357,673	—	1,521,168	—	234,033	—	9,627	2,122,501
Senior Vice President,	2010	350,000	—	786,445	—	517,356	—	14,538	1,668,339
Chief Financial Officer	2009	316,481	—	228,537	—	103,551	—	1,282	649,851
and Secretary									
Edward J. Brown, Jr.	2011	511,554	—	2,735,832	—	418,400	—	25,241	3,691,027
President and Chief	2010	496,655	—	1,262,186	—	1,015,258	—	24,268	2,798,367
Operating Officer	2009	453,195	—	339,807	—	813,410	—	18,191	1,624,603
Karen K. McGinnis(7) ...	2011	255,481	—	504,080	—	104,479	—	29,834	893,874
Vice President,	2010	250,000	—	162,785	191,416	233,388	—	27,221	864,810
Corporate Controller	2009	14,423	—	—	—	2,949	—	178	17,550
and Chief Accounting									
Officer									
Thomas J. Bondur(8)	2011	270,385	75,000	510,628	476,110	132,689	—	27,430	1,492,242
Vice President, Global									
Sales and Marketing									

(1) Mr. Bondur received a hire-on bonus as an inducement to join Cymer.

(2) The amounts reported represent the grant date fair value of the RSU and PRSU awards granted to our named executive officers. For the PRSU awards, the grant date fair value reported was calculated based on the probable outcome of the performance conditions, determined at the grant date. The amounts reported exclude the effect of estimated forfeitures.

For 2011, the grant date fair value was calculated based on the closing sales price of our common stock on the date of grant multiplied by the number of shares of our common stock subject to each RSU award and the number of shares of our common stock subject to each PRSU award based on the probable outcome of the PRSU performance conditions as of the grant date. For half of the PRSU awards, the maximum award attainable was 200% of the target number of shares of our common stock subject to the PRSU awards and for the other half of the PRSU awards, the maximum award attainable was 150% of the target number of shares of our common stock subject to the PRSU awards. Assuming the highest level of performance conditions was achieved for the PRSUs, the maximum grant date fair value of the PRSU awards would have been as follows: Mr. Akins $4,072,530, Mr. Bowman $1,210,020 and Mr. Brown $2,176,230 and Ms. McGinnis $202,272. The actual PRSU award amount was 90.16% of the target award amount for half of the PRSU awards and 125% of the target award amount for the other half of the PRSU awards, based on actual achievement against the performance conditions.

In May 2011, in connection with the commencement of his employment on March 28, 2011, Mr. Bondur was granted an RSU award for 5,025 shares of our common stock and a PRSU award for 5,025 shares of our common stock that are subject to vesting based on our performance over a one-year performance period. The grant date fair value of these awards was calculated based on the closing sales price of our common stock on the date of grant multiplied by the number of shares of our common stock subject to the RSU award and the number of shares of our common stock subject to the PRSU award based on the probable outcome of the PRSU performance conditions as of the grant date. For half of the PRSU awards, the maximum award attainable was 200% of the target number of shares of our common stock subject to the PRSU award and for the other half of the PRSU awards, the maximum award attainable was 150% of the target number of shares of our common stock subject to the PRSU award. Assuming the highest level of performance conditions was achieved for the PRSU awards, the maximum grant date fair value of the PRSU awards would have been $427,540. The actual PRSU award was 90.16% of the target amount for half of the PRSUs and 125% of the target amount for the other half of the PRSU awards, based on actual achievement against the performance conditions.

For 2010, the grant date fair value was calculated based on the closing sales price of our common stock on the date of grant multiplied by the number of shares of our common stock subject to the RSU awards and the number of shares of our common stock subject to the PRSU awards based on the probable outcome of the PRSU performance conditions as of the grant date. For half of the PRSU awards, the maximum award attainable was 200% of the target number of shares of our common stock subject to the PRSU awards and for the other half of the PRSU awards, the maximum award attainable was 125% of the target number of shares of our common stock subject to the PRSU awards. Assuming the highest level of performance conditions was achieved for the PRSU awards, the maximum grant date fair value of the PRSU awards would have been as follows: Mr. Akins $2,917,990, Mr. Bowman $1,099,332 and Mr. Brown $1,764,381. The actual PRSU award was 65% of the target amount for half of the PRSU awards and 81.25% of the target amount for the other half of the PRSU awards, based on actual achievement against the performance conditions.

In February 2010, in connection with the commencement of her employment on November 30, 2009, Ms. McGinnis was granted an RSU award for 2,970 shares of our common stock and a PRSU award for 2,970 shares of our common stock that are subject to vesting based on our performance over a three-year performance period. The grant date fair value was calculated based on the closing sales price of our common stock on the date of grant multiplied by the number of shares of our common stock subject to the RSU awards and the number of shares of our common stock subject to the PRSU award based on the probable outcome of the PRSU performance conditions as of the grant date. For the PRSU awards, the maximum award attainable is 200% of the target number of shares of our common stock subject to the PRSU award. Assuming the highest level of performance conditions was achieved for the PRSU awards, the maximum grant date fair value of the PRSU awards would have been $186,041. The actual PRSU award was 60% of the target amount, based on actual achievement against the performance conditions.

For 2009, the grant date fair value was calculated based on the closing sales price of our common stock on the date of grant multiplied by the number of shares of our common stock subject to the RSU award and the number of shares of our common stock subject to the PRSU award based on the probable outcome of the PRSU performance conditions as of the grant date. For the PRSU awards, the maximum award attainable is 200% of the target number of shares of our common stock subject to the PRSU award. Assuming the highest level of performance conditions was achieved for the PRSU awards, the maximum grant date fair value of the PRSU awards would have been as follows: Mr. Akins $775,526, Mr. Bowman $387,763 and Mr. Brown $581,862. Ms. McGinnis and Mr. Bondur were not eligible for stock awards in 2009. The actual PRSU award was 60% of the target amount, based on actual achievement against the performance conditions.

(3) The amounts reported represent the grant date fair value of the stock options granted. The fair value of the stock options was calculated using the Black-Scholes option pricing model. The assumptions used in the calculation are included in Part II, Item 8 "Financial Statements and Supplementary Data" of our 2011 Annual Report on Form 10-K in the Notes to the Consolidated Financial Statements, Note 11, "Equity." The amounts reported exclude the effect of estimated forfeitures.

Mr. Bondur and Ms. McGinnis were granted stock options to purchase 31,500 and 20,000 shares of our common stock, respectively, in July 2011 and February 2010, respectively, in conjunction with the commencement of their employment. No stock options were granted to any of our named executive officers in 2009.

(4) For 2011, the amounts reported represent compensation earned in 2011 and paid in early 2012 for the 2011 STIP.

For 2010, the amounts reported represent compensation earned in 2010 and paid in early 2011 as follows: for Mr. Akins, the 2010 STIP of $1,421,540 and the 2007 LTIP of $126,896; for Mr. Bowman, the 2010 STIP of $517,356; for Mr. Brown, the 2010 STIP of $918,219 and the 2007 LTIP of $97,039; and for Ms. McGinnis, the 2010 STIP of $233,388.

For 2009, the amounts reported represent compensation earned in 2009 and paid in early 2010 as follows: for Mr. Akins, the 2H-2009 bonus of $286,957, the 2007 LTIP of $126,896, and the 3-Year bonus program of $853,220; for Mr. Bowman, the 2H-2009 bonus of $103,551; for Mr. Brown, the 2H-2009 bonus of $185,355, the 2007 LTIP of $97,038, and the 3-Year bonus program of $531,017; and for Ms. McGinnis, the 2H-2009 bonus of $2,949.

(5) The amounts reported represent the aggregate earnings in 2011, 2010 and 2009 for Mr. Akins, which are based upon investment results of participant selected phantom investment alternatives that track the actual performance of various market investments. Messrs. Bowman, Brown and Bondur, and Ms. McGinnis were not participants in the nonqualified deferred compensation plan during 2011, 2010 or 2009.

(6) Mr. Bowman became our chief financial officer, treasurer and secretary effective October 26, 2009. From December 19, 2008 to October 26, 2009, he served as our interim chief financial officer, treasurer and secretary.

(7) Ms. McGinnis became our vice president, corporate controller, and chief accounting officer effective November 30, 2009.

(8) Mr. Bondur became our vice president, global sales and marketing effective March 28, 2011.

(9) See the table below for the details of the other compensation reported in this column.

DETAIL OF ALL OTHER COMPENSATION

Name	Year	Matching 401(k) Contributions ($)(1)	Life Insurance Premiums ($)	Financial Planning Services ($)(2)	Disability Income Protection ($)(3)	Relocation Expenses ($)(4)	Total ($)
Robert P. Akins	2011	5,000	1,206	15,629	2,271	—	24,106
	2010	5,000	1,282	14,654	2,271	—	23,207
	2009	—	1,282	13,617	2,271	—	17,170
Paul B. Bowman	2011	5,000	1,206	—	3,421	—	9,627
	2010	5,000	1,282	4,835	3,421	—	14,538
	2009	—	1,282	—	—	—	1,282
Edward J. Brown, Jr.	2011	5,000	1,206	15,698	3,337	—	25,241
	2010	5,000	1,282	14,649	3,337	—	24,268
	2009	—	1,282	13,572	3,337	—	18,191
Karen K. McGinnis	2011	5,000	1,029	—	—	23,805	29,834
	2010	5,000	1,070	—	—	21,151	27,221
	2009	—	178	—	—	—	178
Thomas J. Bondur	2011	2,846	886	—	—	23,698	27,430

(1) In 2009, we suspended our Section 401(K) matching contributions for the year due to the global economic conditions.

(2) We provide our executive officers, if desired, with comprehensive financial counseling services which include the following core disciplines:

- Optimal utilization and integration of our plan benefits;
- Capital accumulation and investment planning;
- Short-term/retirement cash-flow planning;
- Income tax forecasting and tax return preparation;
- Estate planning; and
- Life, disability and property/casualty insurance planning.

We pay 100% of these benefits and the amounts paid are reported as income to the executive officer.

(3) We provide group long term disability ("LTD") coverage to replace 50% of the executive officer's base annual salary up to $13,000 per month. In addition, we provide our executive officers who are at a senior vice president level or above with a supplemental individual disability plan. This plan may provide up to an additional 10% of income replacement while the executive officer is disabled not to exceed 60% of monthly base earnings when combined with the group LTD coverage. Amounts vary by individual and any benefit amounts that would exceed $5,000 per month are subject to individual underwriting and approval by the insurance carrier.

Benefits under the group and individual policies begin after a 90-day elimination period and continue as long as the executive officer remains disabled from performing the duties of his or her own occupation until age 65. While we pay the monthly premiums for both the group and individual policies, premiums are subsequently taxed as imputed income to the executive officer. The benefits received under these policies are not taxable to the executive officer. Ms. McGinnis and Mr. Bondur were not eligible to participate in this program.

(4) We provided relocation benefits to Ms. McGinnis and Mr. Bondur which included temporary housing, transportation for the executive officer and their families to San Diego, house-hunting travel and accommodation, packing, storage and delivery of housing contents, and certain home sale and home purchase expenses. A portion of Mr. Bondur's relocation benefits are repayable to the company should his employment terminate voluntarily within 18 months of joining Cymer.

GRANTS OF PLAN-BASED AWARDS IN 2011

The following table summarizes certain information regarding grants of plan-based awards to our named executive officers during 2011. For further details of our non-equity incentive compensation program, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation."

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**Target (#)**			
Robert P. Akins	(1) 1/1/2011	329,984	659,968	1,319,936	—	—	—	—	—	—	—
	(2) 2/16/2011	—	—	— (7)	5,025	10,050	20,100	—	—	—	518,580
	(3) 2/16/2011	—	—	— (7)	6,250	12,500	25,000	—	—	—	645,000
	(2) 2/16/2011	—	—	— (8)	5,025	10,050	15,075	—	—	—	726,012
	(3) 2/16/2011	—	—	— (8)	6,250	12,500	18,750	—	—	—	903,000
	(4) 2/16/2011	—	—	—	—	—	—	20,100	—	—	1,037,160
	(5) 2/16/2011	—	—	—	—	—	—	25,000	—	—	1,290,000
Paul B. Bowman	(1) 1/1/2011	143,069	286,138	572,277	—	—	—	—	—	—	—
	(2) 2/16/2011	—	—	— (7)	1,500	3,000	6,000	—	—	—	154,800
	(3) 2/16/2011	—	—	— (7)	1,850	3,700	7,400	—	—	—	190,920
	(2) 2/16/2011	—	—	— (8)	1,500	3,000	4,500	—	—	—	216,720
	(3) 2/16/2011	—	—	— (8)	1,850	3,700	5,550	—	—	—	267,288
	(4) 2/16/2011	—	—	—	—	—	—	6,000	—	—	309,600
	(5) 2/16/2011	—	—	—	—	—	—	7,400	—	—	381,840
Edward J. Brown, Jr.	(1) 1/1/2011	255,777	511,554	1,023,109	—	—	—	—	—	—	—
	(2) 2/16/2011	—	—	— (7)	3,775	7,550	15,100	—	—	—	389,580
	(3) 2/16/2011	—	—	— (7)	2,250	4,500	9,000	—	—	—	232,200
	(2) 2/16/2011	—	—	— (8)	3,775	7,550	11,325	—	—	—	545,412
	(3) 2/16/2011	—	—	— (8)	2,250	4,500	6,750	—	—	—	325,080
	(4) 2/16/2011	—	—	—	—	—	—	15,100	—	—	779,160
	(5) 2/16/2011	—	—	—	—	—	—	9,000	—	—	464,400
Karen K. McGinnis	(1) 1/1/2011	63,870	127,740	255,481	—	—	—	—	—	—	—
	(2) 2/16/2011	—	—	— (7)	560	1,120	2,240	—	—	—	57,792
	(2) 2/16/2011	—	—	— (8)	560	1,120	1,680	—	—	—	80,909
	(4) 2/16/2011	—	—	—	—	—	—	2,240	—	—	115,584
	(5) 8/17/2011	—	—	—	—	—	—	6,100	—	—	249,795
Thomas J. Bondur	(1) 3/28/2011	81,116	162,231	324,462	—	—	—	—	—	—	—
	(2) 5/18/2011	—	—	— (7)	1,256	2,512	5,024	—	—	—	113,584
	(2) 5/18/2011	—	—	— (8)	1,257	2,513	3,770	—	—	—	152,728
	(4) 5/18/2011	—	—	—	—	—	—	5,025	—	—	244,316
	(6) 7/5/2011	—	—	—	—	—	—	—	31,500	50.16	476,110

(1) The amounts reported represent the potential STIP cash incentive amounts for performance in 2011. The amounts earned, based on actual performance, were as follows: Mr. Akins—$539,788; Mr. Bowman—$234,033; Mr. Brown—$418,400; Ms. McGinnis—$104,479; and Mr. Bondur —$132,689.

(2) The amounts reported represent PRSU awards for 2011 subject to vesting based on our performance over a one-year performance period granted under the LTIP. The grant date fair value reflects the probable outcome of the performance conditions at the date of grant. For further details on these awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—2011."

(3) Represents supplemental PRSU awards for 2011 subject to vesting based on our performance over a one year performance period. The grant date fair value reflects the probable outcome of the performance conditions at the date of grant. For further details on these awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentives—Awards—2011."

(4) The amounts reported represent RSU awards for 2011 granted under the LTIP. These RSU awards vest annually over a three-year period. The grant date fair value of these awards is calculated based on the closing sales price of our common stock on the date of grant.

(5) The amounts reported represent additional RSU awards for 2011. These RSUs vest annually over a three-year period. The grant date fair value is calculated based on the closing sales price of our common stock on the date of grant.

(6) Mr. Bondur was granted a stock option to purchase 31,500 shares of our common stock in July 2011. This option vests 25% on May 18, 2012 and 1/48 each month thereafter, subject to Mr. Bondur's continued service through the applicable vesting dates. The grant date fair value of this stock option was calculated using the Black-Scholes option pricing model.

(7) The minimum threshold for meeting our financial targets was based on attainment of 50% of the defined financial targets with 50% of the target number of shares earned, and the maximum was based on attainment of 150% of the defined financial targets with 200% of the target number of shares earned.

(8) The minimum threshold for meeting our target market share of deep ultraviolet light source and extreme ultraviolet source installations was based on attainment of 80% of target market share achieved with 50% of the target number of shares earned, and the maximum was based on attainment of 114% of the target installations achieved with 150% of the target number of shares earned.

OUTSTANDING EQUITY AWARDS AT YEAR END

The following table summarizes certain information with respect to the outstanding and unexercised stock options and outstanding and unvested stock awards held by our named executive officers as of December 31, 2011:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(9)
Robert P. Akins	11,031(3)	—	50.15	4/1/2012	70,151(4)	3,490,714
	15,998(2)	—	34.58	1/2/2013	17,820(5)	886,723
	23,283(2)	—	23.76	4/1/2013	27,948(6)	1,390,692
	17,342(2)	—	31.90	7/1/2013	56,375(7)	2,805,220
	3,377(2)	—	39.81	10/1/2013	—	—
	12,724(2)	—	45.27	1/2/2014	—	—
	9,144(2)	—	39.37	4/1/2014	—	—
	10,112(2)	—	35.60	7/1/2014	—	—
	12,051(2)	—	30.87	10/1/2014	—	—
	13,498(2)	—	27.56	1/3/2015	—	—
	67,900(2)	1,445(2)	38.13	1/2/2018	—	—
Paul B. Bowman	17,916(2)	2,084(2)	29.42	5/21/2018	23,569(4)	1,172,793
	—	—	—	—	8,910(5)	443,362
	—	—	—	—	10,529(6)	523,923
	—	—	—	—	16,750(7)	833,480
Edward J. Brown, Jr	50,921(2)	1,084(2)	38.13	1/2/2018	40,111(4)	1,995,923
	250,000(2)	—	33.57	9/6/2015	13,370(5)	665,291
	—	—	—	—	16,901(6)	840,994
	—	—	—	—	30,125(7)	1,499,020
Karen K. McGinnis	5,416(2)	9,584(2)	31.32	2/26/2020	9,330(4)	464,261
	—	—	—	—	2,970(8)	147,787
	—	—	—	—	2,800(7)	139,328
Thomas J. Bondur	—	31,500(2)	50.16	7/5/2021	5,025(4)	250,044
	—	—	—	—	6,281(7)	312,543

(1) The expiration date of each stock option occurs ten years from the date of grant.

(2) These stock options vest 25% on the earlier of the first anniversary of the grant date or hire date and 1/48 each month thereafter.

(3) This stock option vests one year from the grant date.

(4) These shares represent RSU awards outstanding at December 31, 2011 and vest annually over a three year period from 2012 through 2014.

(5) These shares represent PRSU awards outstanding at December 31, 2011 that were granted in 2009. These PRSU awards are subject to vesting in 2012 based on our performance over a three-year performance period from 2009 through 2011. For further details on these awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards-2009."

(6) These shares represent PRSU awards outstanding at December 31, 2011 under our 2010 LTIP. These PRSU awards are subject to time-based vesting in 2012 and 2013.

(7) These shares represent PRSU awards outstanding at December 31, 2011 that were granted in 2011. These PRSUs are subject to vesting over a three-year period from 2012 through 2014 based on our performance during 2011. For further details on these awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentives—Awards—2011."

(8) These shares represent PRSU awards outstanding at December 31, 2011 that were granted in 2010. These PRSU awards are subject to vesting in 2012 based on our performance over a three-year performance period from 2009 through 2011. For further details on these awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—2009."

(9) The market value amount is calculated based on the closing sales price of our common stock of $49.76 per share at December 31, 2011.

OPTIONS EXERCISED AND STOCK VESTED FOR 2011

The following table summarizes certain information regarding our named executive officers' stock option exercises and the realized value upon exercise and all stock awards vested and the value realized upon vesting during 2011:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Robert P. Akins	—	—	44,875	2,226,799
Paul B. Bowman	—	—	12,758	631,264
Edward J. Brown, Jr.	—	—	30,979	1,537,584
Karen K. McGinnis	—	—	990	44,273
Thomas J. Bondur	—	—	—	—

(1) The value realized on exercise equals the difference between the exercise price of the stock option and the fair market value of our common stock on the date of exercise multiplied by the number of shares of our common stock acquired on exercise.

(2) The value realized on vesting equals the fair market value of our common stock on the vesting date multiplied by the number of shares of our common stock acquired on vesting.

NONQUALIFIED DEFERRED COMPENSATION FOR 2011

The following table summarizes participation and activity in the nonqualified deferred compensation plan during the year ended December 31, 2011 for our named executive officers. For further details regarding the plan see "Compensation Discussion and Analysis—Retirement, Health, and Welfare Benefits."

Name	**Executive Contributions in Last FY ($)**	**Registrant Contributions in Last FY ($)**	**Aggregate Earnings in Last FY ($)(1)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last FYE ($)**
Robert P. Akins	—	—	78,363	—	2,096,385(2)
Paul B. Bowman(3)	—	—	—	—	—
Edward J. Brown, Jr.(3)	—	—	—	—	—
Karen K. McGinnis(3)	—	—	—	—	—
Thomas J. Bondur(3)	—	—	—	—	—

(1) Earnings are based on the investment results of phantom investment alternatives selected by the individual participant that track the actual performance of various market investments. Phantom fund selections may be changed by the individual once per year.

(2) $1,992,984 of such amount was previously reported in the Summary Compensation Table for prior years and the remaining $25,038 represents the aggregate earnings on such amounts.
(3) These named executive officers were eligible but did not participate in the nonqualified deferred compensation plan in 2011.

POTENTIAL PAYMENTS UPON QUALIFYING CHANGE IN CONTROL RELATED TERMINATIONS

We have entered into employment agreements with certain of our executive officers which include change in control termination provisions. Under these agreements, an executive officer will not be eligible to receive any payments or benefits if the Board of Directors, as constituted prior to the change in control transaction, determines that the executive officer was demoted to a position not eligible for an employment agreement as of the effective date.

In the event that a triggering event occurs, Messrs. Akins and Brown are entitled to receive the following payment and benefits for 24 months, Mr. Bowman is eligible to receive the following payments and benefits for 18 months, and Ms. McGinnis is entitled to receive the following payments and benefits for 12 months:

- a continuation of his or her monthly base salary as well as monthly payments equivalent to 1/36 of the aggregate amounts of his or her bonus amounts for the prior three years; and
- a continuation of medical benefits.

Additionally, in the event that a triggering event occurs, Messrs. Akins, Brown and Bowman, and Ms. McGinnis will also receive the following payments and benefits:

- a percentage of the cash short-term incentive that would otherwise be payable for the year of termination based on the number of days during the year in which the executive officer was employed by us; and
- accelerated vesting of all outstanding and unvested stock options and other equity awards.

For purposes of these agreements, a "change in control" means:

- the acquisition by a person or entity of 50% or more of the voting power of our outstanding securities;
- a change in the composition of the Board of Directors within a two-year period as a result of which fewer than a majority of the directors are persons who were either our directors on the date of the respective agreement or who were elected or nominated by a majority of such persons; or
- a merger resulting in a 50% or greater change in voting power of our outstanding securities.

In the event of a qualifying termination of employment in connection with a change in control, our named executive officers are eligible to receive the following payments and benefits assuming the triggering event took place on December 31, 2011.

			Equity Awards(2)			
Name	**Term of Payout in Months**	**Pay Continuation ($)(1)**	**Stock Options ($)(3)**	**Stock Awards ($)(4)**	**Medical Benefits ($)(5)**	**Total ($)**
Robert P. Akins	24	3,567,240	2,820,641	7,814,092	13,947	14,215,920
Paul B. Bowman	18	968,220	406,800	2,678,263	22,753	4,076,036
Edward J. Brown, Jr.	24	2,529,240	4,652,318	4,526,151	43,238	11,750,947
Karen K. McGinnis	12	371,100	276,600	672,844	21,619	1,342,163
Thomas J. Bondur(6)	—	—	—	—	—	—

(1) The amounts reported include the continuation of monthly base salary as well as monthly payments equivalent to 1/36 of the aggregate bonus amounts for the prior three years.

(2) The unvested portion of any stock options or other equity awards vest and become exercisable in full effective as of the date of the termination of employment.
(3) The amounts reported related to change-in-control termination scenarios were calculated using the "in-the money" (intrinsic) value of stock options that would have become exercisable on December 31, 2011 based on the fair market value of our common stock on that date. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amounts reported in this column.
(4) The amounts reported related to change-in-control termination scenarios are based on the intrinsic value of unvested stock awards that would have become vested on December 31, 2011 based on the fair market value of our common stock on that date. The value of PRSU awards was based on the probable outcome of the PRSU performance conditions as of December 31, 2011. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amount reported in this column.
(5) The amounts reported include continuation of premium payments under COBRA assuming the election of continuing health insurance benefits for the executive officer and his or her qualified beneficiaries for a maximum of 18 months and an additional six months of Cal-COBRA medical insurance coverage for Messrs. Akins and Brown.
(6) Mr. Bondur began his employment with us on March 28, 2011 and had not entered into an employment agreement as of December 31, 2011.

POTENTIAL PAYMENTS UPON QUALIFYING RETIREMENT TERMINATIONS

We have a retirement program for our executive officers that provides for payments and benefits upon a qualifying retirement termination. To be eligible for the program, an executive officer must have been an executive officer for at least five consecutive years of full-time service and must have either had (i) at least ten consecutive years of full-time service with us and be at least 55 years old, or (ii) at least 15 consecutive years of full-time service with us and be at least 50 years old. To receive the payments and benefits under the program, a retiring executive officer must complete an approved succession planning process and enter into a release and waiver of claims and consulting agreement with us. The executive officer must also either relinquish all unvested equity awards granted to him or her within one year of termination, or have an individual employment agreement with us that would provide for acceleration of vesting of all unvested equity awards in connection with such termination. Additionally, the program requires the executive officer to provide us with four years of consulting services in return for $1,000 per month in payment for those services, continued vesting in his or her outstanding stock options and other equity awards during the term of the consulting agreement, and an extended period to exercise options after retirement. The program also provides the executive officer with specific health insurance continuation benefits for a period of 12 months, and following such period the health benefits may be continued at the executive officer's own expense. One former executive officer participated in the health insurance continuation benefits portion of the program during 2011.

The only named executive officer who is currently eligible for this program is our chief executive officer, Mr. Akins. No other named executive officer will be eligible for this program until 2015 when our president and chief operating officer, Mr. Brown, becomes eligible, assuming the eligibility criteria of the retirement program have not changed and he meets these criteria.

Our retirement program for our executive officers would provide the following potential payments and benefits upon a qualifying retirement terminations of the named executive officers, provided that such qualifying termination event took place on December 31, 2011:

			Equity Awards(2)			
Name	**Term of Consulting Agreement**	**Consulting Services ($)(1)**	**Stock Options ($)(3)**	**Stock Awards ($)(4)**	**Benefits ($)(5)**	**Total**
Robert P. Akins	4 years	48,000	2,820,641	7,814,092	7,056	10,689,789
Paul B. Bowman(6)	—	—	—	—	—	—
Edward J. Brown, Jr.(6)	—	—	—	—	—	—
Karen K. McGinnis(6)	—	—	—	—	—	—
Thomas J. Bondur(6)	—	—	—	—	—	—

(1) The amount reported includes consulting fees paid at a rate of $1,000 per month.

(2) Stock options and other equity awards will continue to vest during the term of the four year consulting agreement pursuant to the terms and conditions of the stock option and equity award agreements. The amounts reported in these two columns assume that stock options and unvested equity awards at December 31, 2011 will vest in full over the four year consulting period. The value of outstanding stock options and unvested equity awards is calculated based on the fair market value of our common stock as of December 31, 2011. The stock-based compensation recorded for accounting purposes may differ from the amounts disclosed in these two columns.

(3) The amounts reported relate to stock options were calculated using the "in-the money" (intrinsic) value of stock options that would have become exercisable on December 31, 2011 based on the fair market value of our common stock on that date.

(4) The amounts related to stock awards are based on the intrinsic value of the unvested stock awards on December 31, 2011 based on the fair market value of our common stock. The value of the unvested PRSU awards was based on the probable outcome of the PRSU performance conditions as of December 31, 2011.

(5) The amount reported includes continuation of premium payments under our Group Health Plan, for the executive officer and his qualified beneficiaries for a period of 12 months.

(6) These named executive officers did not meet the minimum service requirements for payments and benefits under the retirement program as of December 31, 2011.

COMPENSATION POLICES AND PRACTICES AS THEY RELATE TO THE COMPANY'S RISK MANAGEMENT

The compensation committee completed a review of our compensation programs in May 2011 and concluded that our compensation policies and practices for all employees, including our executive officers, do not create risks that are reasonably likely to have a material adverse effect on the company. Our compensation policies and practices, as well as relevant plan provisions, currently mitigate excess risk taking through the following measures:

- We award both short-term and long-term incentives with multiple, specific and measurable performance criteria that focus on both top line results and profitability;
- Our short-term and long-term compensation programs incorporate threshold and maximum levels of performance and payout;
- Our short-term incentive and profit-sharing programs limit funding costs to a percentage of adjusted EBITDA;
- The compensation committee has the authority to reduce cash payout calculations;
- We have stock ownership guidelines in place for our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer; and
- The compensation committee has established a formal equity grant policy and annually approves our equity grant levels.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2011, the compensation committee consisted of four independent directors: Messrs. Braun, Oldham, Ruttenberg and Tompkins. None of these directors have ever been an officer or employee of us or our subsidiaries, or had any relationships requiring disclosure under this caption.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

Under our audit committee charter, our audit committee is responsible for reviewing and approving, on a quarterly basis, every transaction with a related person that must be disclosed by us pursuant to item 404(a) of SEC Regulation S-K. In addition, our Board of Directors determines annually whether any related party relationships exist among the directors which would interfere with the independent judgment of individual directors in carrying out his responsibilities as director. We did not have any such transactions during 2011.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors which contain provisions that may require us, among other things, to indemnify those officers and directors against liabilities that may arise by reason of their service as officers or directors. The agreements also require us to advance to the officers and directors expenses that they expect to incur as a result of any proceeding against them as to which they could be indemnified.

Code of Conduct

Our Board of Directors has adopted the Cymer, Inc. Code of Conduct and Corporate Governance that applies to all officers, directors and employees. The Code of Conduct and Corporate Governance is available on our website at *http://www.cymer.com* under Investors—Corporate Governance. If we make any substantive amendments to the Code of Conduct and Corporate Governance or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

COMPENSATION COMMITTEE REPORT(1)

The compensation committee has reviewed and discussed the information contained under the caption "Executive Compensation—Compensation Discussion and Analysis" (the "CD&A") for 2011 with management and, based on such review and discussions, the compensation committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement and incorporated into our Annual Report on Form 10-K for the year ended December 31, 2011.

Compensation Committee

Edward H. Braun, Chairman
William G. Oldham
Eric M. Ruttenberg
Jon D. Tompkins

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "1933 Act"), or the Securities Exchange Act of 1934, as amended (the "1934 Act"), whether made before or after the date hereof and without regard to any general incorporation language contained in such filing.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our Board of Directors has appointed KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2012, and has further directed that management submit the appointment of our independent registered public accounting firm for ratification by the stockholders at the annual meeting. KPMG LLP has audited our financial statements since 2000. Representatives of KPMG LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of KPMG LLP as our independent registered public accounting firm is not required under our bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of us and our stockholders.

The number of votes cast "FOR" Proposal 2 must exceed the number of votes cast "AGAINST" Proposal 2 to ratify the selection of KPMG LLP. Abstentions and broker non-votes will not be counted towards the vote total in determining whether this proposal has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The following table represents aggregate fees for professional audit services rendered by KPMG LLP for the audit of our annual financial statements for the years ended December 31, 2011 and 2010, and fees billed for other services rendered by KPMG LLP. All fees described below were approved by the audit committee.

	Year Ended December 31,	
	2011	2010
Audit fees(1)	$1,393,335	$1,253,252
Audit related fees	—	—
Tax fees	—	—
All other fees(2)	—	2,190
Total fees	$1,393,335	$1,255,442

(1) *Audit Fees.* This category includes KPMG LLP's audit of our annual consolidated financial statements and internal controls over financial reporting, review of financial statements included in our quarterly reports on Form 10-Q, audits of statutory financial statements for certain of our foreign subsidiaries, and consents issued in connection with SEC filings

(2) *All Other Fees.* This category consists of KPMG LLP sponsored seminars.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, KPMG LLP. The audit committee generally pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other fees up to specified amounts. Pre-approval may also be given as part of the audit committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. All of the independent audit fees were pre-approved by the audit committee and no services were performed other than by KPMG LLP. The chairman of the audit committee has been delegated the authority to grant pre-approval under the pre-approval policy. Any approval by the chairman under this authority is reported to the audit committee at its next regular meeting.

The audit committee has determined that the rendering of the services other than audit services by KPMG LLP is compatible with maintaining the independent registered public accounting firm's independence.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(2)

The audit committee of the Board of Directors is comprised of three independent directors, as defined in Nasdaq Market Rule 4200(a)(15) and SEC Rule 10A-3, and operates under a written charter adopted by the board. The members of the committee are Messrs. Charles J. Abbe, Michael R. Gaulke and Peter J. Simone. The Board of Directors determined that Messrs. Charles J. Abbe, Michael R. Gaulke and Peter J. Simone are audit committee financial experts as defined by SEC rules. The audit committee is charged with the oversight of the integrity of our consolidated financial statements, including the review of the quarterly financial statements and disclosures contained in our Quarterly Report on Form 10-Q and annual financial statements and disclosures contained in our Annual Report on Form 10-K as filed with the SEC; the appointment, compensation, qualifications, independence and work of our independent registered public accounting firm; and the performance of our internal audit function. In addition, the committee has reviewed the requirements of the Sarbanes-Oxley Act of 2002, the rules of the SEC and the corporate governance listing standards of Nasdaq as they relate to audit committee policies.

Management is responsible for our internal controls over financial reporting, disclosure controls and procedures and preparing our consolidated financial statements. We have a full-time internal audit department that reports directly to the audit committee and reports administratively to management. The responsibility of this department is to objectively review and evaluate the adequacy, effectiveness and quality of our system of internal controls. The audit committee reviews and approves the internal audit plan annually and receives periodic updates on internal audit activities, including the status of the Section 404 internal controls over financial reporting requirements, which are discussed in meetings held with management and with the audit committee in separate sessions. at least quarterly throughout the year. KPMG LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of our internal control over financial reporting. The audit committee's responsibility is to monitor, evaluate and oversee these processes. KPMG LLP understands that it is accountable to the audit committee, not our management.

In this context, the audit committee has met and held discussions with management and our independent registered public accounting firm. Management represented to the committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, including whether any off-balance sheet financing transactions or any transactions with related parties existed. The committee discussed with KPMG LLP matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T regarding "Communication with Audit Committees".

The audit committee reviewed and discussed with KPMG LLP matters related to their independence including a review of audit and non-audit fees and the written disclosures in the letter from KPMG LLP to the committee required by the Public Company Accounting Oversight Board's Independence Rule 3526 regarding the independent registered public accounting firm's communication with the audit committee concerning independence.

Based on the audit committee's discussions with management and KPMG LLP and the committee's review of the representation of management and the report of KPMG LLP to the committee, the committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on February 16, 2012.

Audit Committee
Charles J. Abbe, Chairman
Michael R. Gaulke
Peter J. Simone

---

(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the 1933 Act or 1934 Act whether made before or after the date hereof and without regard to any general incorporation language contained in such filing.

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Act of 1934, our stockholders are given the opportunity to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Pursuant to the Dodd-Frank Act, the stockholder vote is an advisory vote and is not binding to us or the Board of Directors.

While this vote is non-binding, the Board of Directors and the compensation committee, which is comprised of independent directors, will take into account the outcome of this vote in considering future executive compensation arrangements. In addition, at our Annual Meeting of Stockholders held on May 19, 2011, our stockholders voted to express their preference on the frequency of future advisory votes on executive compensation. Because the frequency of once every year received the highest number of votes cast, the Board of Directors determined that we will include a non-binding advisory vote on executive compensation in our proxy materials every year until the next required advisory vote of our stockholders on the frequency of such advisory vote on executive compensation.

The compensation of our named executive officers subject to the vote is described in more detail in our "Compensation Discussion & Analysis" on pages 15 to 30 in this Proxy Statement, including the compensation tables and related narrative disclosure. As discussed in those disclosures, we believe that our executive compensation programs and arrangements are structured to enable us to attract, retain, motivate and reward our named executive officers in order to achieve our strategic, operational and financial objectives and also to support our core values and culture. The Board of Directors believes that our current executive compensation program effectively links compensation to both individual and corporate performance while also aligning the interest of our named executive officers with those of our stockholders.

The Board of Directors recommends stockholder approval of the compensation of our named executive officers as described in this Proxy Statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to the named executive officers of Cymer, Inc., as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion, is hereby APPROVED."

The number of votes cast "FOR" Proposal 3 must exceed the number of votes "AGAINST" Proposal 3 to approve this proposal. Abstentions and broker non-votes will not be counted towards the vote total in determining whether this proposal has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 7, 2012 by: (i) each nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial Owner	Beneficial Ownership(1) Number of Shares and Nature of Ownership(2)	Percent of Total
5% Stockholders		
FMR LLC	4,587,350	14.8%
82 Devonshire Street		
Boston, MA 02109		
Blackrock, Inc.	2,353,161	7.6%
10 East 52nd Street		
New York, NY 10222		
Tinicum Lantern II L.L.C.	2,125,203	6.9%
800 Third Avenue, 40th Floor		
New York, NY 10022		
The Vanguard Group, Inc.	1,568,753	5.1%
100 Vanguard Blvd		
Malvern, PA 19355		
Officers and Directors		
Charles J. Abbe	50,999	*
Robert P. Akins	267,613	*
Edward H. Braun	13,428	*
Michael R. Gaulke	38,421	*
William G. Oldham	13,228	*
Eric M. Ruttenberg(3)	2,130,225	6.9%
Peter J. Simone	19,628	*
Young K. Sohn	39,771	*
Jon D. Tompkins	10,450	*
Paul B. Bowman	56,279	*
Edward J. Brown, Jr.	355,172	1.1%
Karen K. McGinnis	11,039	*
Thomas J. Bondur	535	*
All executive officers and directors as a group (13 persons)	3,006,788	9.5%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13F and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,924,824 shares outstanding on March 7, 2012, adjusted as required by rules promulgated by the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such option for computing the percentage of ownership of such person but are not treated as outstanding for computing the percentage of any other person. The information shown does not include options, RSUs or PRSUs that vest more than 60 days after the Table Date.

(2) Includes the following number of shares issuable upon exercise of options exercisable as of, or that will have become exercisable within 60 days of March 7, 2012 and shares subject to RSU and PRSU awards that will be issued within 60 days of March 7, 2012: Mr. Abbe, 36,632 shares; Mr. Akins, 209,000 shares; Mr. Braun, 5.432 shares; Mr. Gaulke, 23,032 shares; Dr. Oldham, 6.232 shares; Mr. Ruttenberg, 2.232 shares, Mr. Simone, 12.632 shares; Mr. Sohn, 23.782 shares; Mr. Tompkins, 2.832 shares; Mr. Bowman, 46,003 shares; Mr. Brown, 345,388 shares; Ms. McGinnis 10,417 shares; Mr. Bondur no shares and all executive officers and directors as a group 723,614 shares.

(3) Mr. Ruttenberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2011, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders(1)	2,217,227	$38.58	2,250,910
Equity compensation plans not approved by security holders(2)	182,683	$36.37	—
Total	2,399,910	$38.83	2,250,910

(1) Includes the 1996 Stock Option Plan, the 2005 Equity Incentive Plan and the 2011 Equity Incentive Plan.

(2) Consists solely of the 2000 Equity Incentive Plan ("2000 Plan"). The exercise price of the stock options granted under the 2000 Plan was equal to the quoted market value of our common stock on the date of grant. Stock Options granted under the 2000 Plan expire ten years after the options are granted and generally vest and become exercisable ratably over a four year period following the date of grant. The plan was terminated in May 2005 upon the approval of the 2005 Equity Plan.

(3) Includes 243,060 shares reserved for issuance under the 1996 Employee Stock Purchase Plan.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Paul B. Bowman
Secretary

April 11, 2012

A copy of our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission, is being provided to stockholders with this Proxy Statement with the list of exhibits attached. Exhibits to our Annual Report on Form 10-K are available for a charge equal to our reasonable expenses incurred in furnishing such exhibits upon written request to: Corporate Secretary, Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

A number of brokers with account holders who are Cymer stockholders will be "householding" our proxy materials. As a consequence, a single Proxy Statement or Notice of Internet Availability of Proxy Materials will be delivered to the address of such stockholders unless they have provided contrary instructions to their brokers. If you have received notice from your broker that it will be householding communications to you, householding will continue until you revoke your consent or are notified that this procedure will be discontinued. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and annual report and Notice of Internet Availability of Proxy Materials, please notify your broker or contact Investor Relations at Cymer, Inc., at (858) 385-6097 or in writing to Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

Stockholders who currently receive multiple copies of the Proxy Statement or Notice of Internet Availability of Proxy Materials at their address and would like to request householding should contact their brokers.

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17075 Thornmint Court, San Diego, CA 92127 T 858 385 7300 F 858 385 7100
WWW.CYMER.COM